

The Walt Disney Company

FISCAL YEAR 2023 ANNUAL FINANCIAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number 001-38842

The WALT DISNEY Company

Delaware	**83-0940635**
State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification

500 South Buena Vista Street
Burbank, California 91521
Address of Principal Executive Offices and Zip Code
(818) 560-1000
Registrant's Telephone Number, Including Area Code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	DIS	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐ No ☒

The aggregate market value of common stock held by non-affiliates (based on the closing price on the last business day of the registrant's most recently completed second fiscal quarter as reported on the New York Stock Exchange-Composite Transactions) was $182.9 billion. All executive officers and directors of the registrant and all persons filing a Schedule 13D with the Securities and Exchange Commission in respect to registrant's common stock have been deemed, solely for the purpose of the foregoing calculation, to be "affiliates" of the registrant.

There were 1,830,315,921 shares of common stock outstanding as of November 15, 2023.

Documents Incorporated by Reference

Certain information required for Part III of this report is incorporated herein by reference to the proxy statement for the 2024 annual meeting of the Company's shareholders.

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THE WALT DISNEY COMPANY AND SUBSIDIARIES

TABLE OF CONTENTS

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Cautionary Note on Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance and may include statements concerning, among other things, financial results, business plans (including statements regarding new services and products and future expenditures, costs and investments), future liabilities or other obligations, impairments and amortization, estimates of the financial impact of certain items, accounting treatment, events or circumstances; competition and seasonality. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "would," "should," "expects," "plans," "could," "intends," "target," "projects," "believes," "estimates," "anticipates," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These statements reflect our current views with respect to future events and are based on assumptions as of the date of this report. These statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements.

Such differences may result from actions taken by the Company, including restructuring or strategic initiatives (including capital investments, asset acquisitions or dispositions, new or expanded business lines or cessation of certain operations), our execution of our business plans (including the content we create and IP we invest in, our pricing decisions and our cost structure) or other business decisions, as well as from developments beyond the Company's control, including:

- further deterioration in domestic and global economic conditions;
- deterioration in or pressures from competitive conditions, including competition to create or acquire content;
- consumer preferences and acceptance of our content, offerings, pricing model and price increases and the market for advertising sales on our direct-to-consumer services and linear networks;
- health concerns and their impact on our businesses and productions;
- international, regulatory, legal, political, or military developments;
- technological developments;
- labor markets and activities;
- adverse weather conditions or natural disasters; and
- availability of content;

each such risk includes the current and future impacts of, and is amplified by, COVID-19 and related mitigation efforts.

Such developments may further affect entertainment, travel and leisure businesses generally and may, among other things, affect (or further affect, as applicable):

- our operations, business plans or profitability;
- demand for our products and services;
- the performance of the Company's content;
- our ability to create or obtain desirable content at or under the value we assign the content;
- the advertising market for programming;
- income tax expense; and
- performance of some or all Company businesses either directly or through their impact on those who distribute our products.

Additional factors include those described in this Annual Report on Form 10-K, including under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," in our subsequent quarterly reports on Form 10-Q, including under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in our subsequent filings with the Securities and Exchange Commission.

A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances. You should not place undue reliance on the forward-looking statements. Unless required by federal securities laws, we assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made.

PART I

ITEM 1. Business

The Walt Disney Company, together with its subsidiaries, is a diversified worldwide entertainment company with operations in three segments: Entertainment, Sports and Experiences.

The terms "Company", "we", "our" and "us" are used in this report to refer collectively to the parent company and the subsidiaries through which businesses are conducted.

Human Capital

The Company's key human capital management objectives are to attract, retain and develop the highest quality talent. To support these objectives, the Company's human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future; reward and support employees through competitive pay, benefit and perquisite programs; enhance the Company's culture through efforts aimed at making the workplace more engaging and inclusive; acquire talent and facilitate internal talent mobility to create a high-performing, diverse workforce; engage employees as brand ambassadors of the Company's content, products and experiences; and evolve and invest in technology, tools and resources to enable employees at work.

The Company employed approximately 225,000 people as of September 30, 2023, of which approximately 167,000 were employed in the U.S. and approximately 58,000 were employed outside the U.S. Our global workforce is comprised of approximately 77% full time and 16% part time employees, with another 7% being seasonal employees. A significant number of employees in various parts of our businesses, including employees of our theme parks, and writers, directors, actors and production personnel for our productions are covered by collective bargaining agreements. In addition, some of our employees outside the U.S. are represented by works councils, trade unions or other employee associations.

Some of our key programs and initiatives to attract, develop and retain our diverse workforce include:

- **Health, wellness, family resources and other benefits:** Disney's benefit offerings are designed to meet the varied and evolving needs of a diverse workforce across businesses and geographies while helping our employees care for themselves and their families. We provide:
  - Healthcare options aimed at improving quality of care while limiting out-of-pocket costs
  - Family care resources, such as childcare and senior care programs for employees, including access to onsite/community centers, enhanced back-up care choices to include personal caregivers, childcare referral assistance and center discounts, homework help, college preparation, support for students with special needs, a variety of parenting educational resources, long-term care coverage and a family building benefit supporting fertility treatments, adoptions or surrogacy
  - Free mental health and well-being resources, including onsite and virtual on-demand access to the Employee Assistance Program for employees and their dependents and access to digital applications to manage stress and encourage movement
  - Two Centers for Living Well facilities that offer convenient, on-demand access to board-certified physicians and counselors
  - Global Well-Being Week (introduced in 2022), a dedicated week for employees around the world to celebrate, learn and engage in well-being through in-person and virtual events and activities focused on physical, emotional, financial and social well-being
  - Access to a variety of well-being focused apps and platforms including our newest offering, Thrive Global, which is an innovative app that helps employees create long-term healthy habits and behaviors while improving their overall well-being and productivity

- **Diversity, Equity and Inclusion (DE&I):** Our DE&I objectives are to build teams that reflect the life experiences of our audiences, while employing and supporting a diverse array of voices in our creative and production teams. Our DE&I initiatives and programs include:
  - Reimagine Tomorrow, which is the Company's digital destination for amplifying underrepresented voices and features some of Disney's DE&I commitments and actions
  - Executive Incubator, Creative Talent Development and Inclusion, and the Disney Launchpad: Shorts Incubator, which are designed to create a pipeline of next-generation creative executives from underrepresented backgrounds
  - Employee development programs and fellowships for underrepresented talent
  - Innovative learning opportunities, which spark dialogue among employees, leaders, Disney talent and external experts

- Over 100 employee-led groups, which represent and support the diverse communities that make up our global workforce

- The Disney Look appearance guidelines, which were updated to cultivate a more inclusive environment that encourages and celebrates authentic expressions of belonging among employees

- **Disney Aspire:** We support the long-term career aspirations of our hourly employees and further our commitment to strengthening the communities in which we work through our education investment program, Disney Aspire. We pay 100% of the tuition costs upfront for eligible participating employees at a variety of in-network learning providers and universities and reimburse employees for applicable books and fees. The program helps our employees achieve their goals professionally - whether at Disney or beyond - by equipping them with the skills they need to succeed in the rapidly changing 21st century career landscape. More than 15,000 current employees are enrolled and more than 3,800 current employees have graduated since the program launched in 2018. More than 3,100 current students and graduates have been internally promoted across the Company.

- **Talent Development:** We prioritize and invest in creating opportunities to help employees grow and build their careers through a multitude of training and development programs. These include online, instructor-led and on-the-job learning formats as well as executive talent and succession planning paired with an individualized development approach.

- **Sustainability and Social Impact:** The Company's longstanding commitments to sustainability and social impact helps differentiate the Company as an employer. Our priorities include operating responsibly; investing in our people's development and employee experience; diversity, equity and inclusion; environmental stewardship and conservation; and supporting our communities, with a focus on supporting children and families. Our approach seeks to connect these priorities with the Company's businesses and employees and is reflected in our philanthropic giving. The Company also supports employees who give back to our communities with a generous U.S. matching gifts program, as well as Disney VoluntEARS, which rewards employees for their volunteer hours with the opportunity to direct not-for-profit donations from the Company to qualified non-profits of their choosing.

Environmental Sustainability

The Company has developed measurable environmental sustainability goals for 2030, based on our assessment of where the Company's operations have the most significant environmental impacts and where we can most effectively mitigate those impacts. The Company's goals encompass science-based targets for Scope 1, 2 and 3 emissions, water stewardship, waste reduction, sustainable design in construction and use of more sustainable materials in our products.

ENTERTAINMENT

The Entertainment segment generally encompasses the Company's non-sports focused global film, television and direct-to-consumer (DTC) video streaming content production and distribution activities.

The significant lines of business within Entertainment are as follows:

- Linear Networks
  - Domestic: ABC Television Network (ABC Network); Disney, Freeform, FX and National Geographic (owned 73% by the Company) branded television channels; and eight owned ABC television stations
  - International: Disney, Fox (which will be rebranded in fiscal 2024, primarily to FX or Star), FX, National Geographic (owned 73% by the Company) and Star branded general entertainment television channels outside of the U.S.
  - A 50% equity investment in A+E Television Networks (A+E), which operates cable channels including A&E, HISTORY and Lifetime

- Direct-to-Consumer
  - Disney+: a global DTC service that primarily offers general entertainment and family programming. In certain Latin American countries, we offer Disney+ as well as Star+, a general entertainment service that also has sports programming
  - Disney+ Hotstar: a DTC service primarily in India that offers general entertainment, family and sports programming
  - Hulu (owned 67% by the Company): a U.S. DTC service that offers general entertainment and family programming and a digital over-the-top (OTT) service that includes live linear streams of cable networks and the major broadcast networks

- Content Sales/Licensing
  - Sale/licensing of film and episodic content to third-party television and video-on-demand (TV/VOD) services
  - Theatrical distribution
  - Home entertainment distribution: DVD and Blu-ray discs, electronic home video licenses and video-on-demand (VOD) rentals
  - Staging and licensing of live entertainment events on Broadway and around the world (Stage Plays)
  - Intersegment allocation of revenues from the Experiences segment, which is meant to reflect royalties on consumer products merchandise licensing revenues generated on intellectual property ("IP") created by the Entertainment segment
  - Music distribution
  - Post-production services by Industrial Light & Magic and Skywalker Sound

Entertainment also includes the following activities that are reported with Content Sales/Licensing:

- National Geographic magazine and online business (owned 73% by the Company)
- A 30% ownership interest in Tata Play Limited, which operates a direct-to-home satellite distribution platform in India

The significant revenues of Entertainment are as follows:

- Affiliate fees - Fees charged to multi-channel video programming distributors (i.e. cable, satellite, telecommunications and digital over-the-top (e.g. YouTube TV) service providers) (MVPDs) for the right to deliver our programming to their customers. Linear Networks also generates revenues from fees charged to television stations affiliated with ABC Network.
- Subscription fees - Fees charged to customers/subscribers for our DTC streaming services
- Advertising - Sales of advertising time/space
- TV/VOD distribution - Licensing fees for the right to use our film and episodic content
- Theatrical distribution - Rentals from licensing our films to theaters
- Home entertainment distribution - Sales and rentals of our film and episodic content to retailers and through distributors
- Other revenue - Revenues from licensing our music, ticket sales from stage play performances, fees from licensing our IP for use in stage plays, sales of post-production services and the allocation of consumer products merchandise licensing revenues

The significant expenses of Entertainment are as follows:

- Operating expenses, consisting primarily of programming and production costs, technology support costs, operating labor, distribution costs and costs of sales. Programming and production costs include the following:
  - Amortization of capitalized production costs
  - Amortization of the costs of licensed programming rights
  - Subscriber-based fees for programming our Hulu Live service, including fees paid by Hulu to the Sports segment and other Entertainment segment businesses for the right to air their linear networks on Hulu Live
  - Production costs related to live programming (primarily news)
  - Amortization of participations and residual obligations
  - Fees paid to the Sports segment to program ESPN on ABC and certain sports content on Star+
- Selling, general and administrative costs, including marketing costs
- Depreciation and amortization

Linear Networks

The majority of Linear Networks revenue is derived from affiliate fees and advertising. The Company's Linear Networks businesses provide programming under multi-year licensing agreements with MVPDs and/or affiliated television stations that are generally based on contractually specified rates on a per subscriber basis. The amounts that we can charge for our networks are largely dependent on the quality and quantity of programming that we can provide and the competitive market for programming services. The ability to sell advertising time and the rates received are primarily dependent on the size and nature of the audience that the network can deliver to the advertiser as well as overall advertiser demand.

Domestic Linear Networks

ABC Network

ABC Network distributes programming to approximately 240 local affiliated television stations and to our eight owned television stations, which collectively reach almost 100% of U.S. television households. ABC Network programming is aired in the primetime, daytime, late night, news and sports "dayparts". ESPN programs the sports daypart on the ABC Network, which is branded ESPN on ABC.

ABC Network produces a variety of primetime specials, news and daytime programming.

Disney Channels

Branded television channels include: Disney Channel; Disney Junior; and Disney XD (collectively Disney Channels).

Disney Channel - the Disney Channel airs original series and movie programming 24 hours a day targeted to kids ages 2 to 14. The channel features live-action comedy series, animated programming and preschool series as well as original movies and theatrical films.

Disney Junior - the Disney Junior channel airs programming 24 hours a day targeted to kids ages 2 to 7 and their parents and caregivers. The channel features animated and live-action programming that blends Disney's storytelling and characters with learning. Disney Junior also airs as a programming block on the Disney Channel.

Disney XD - the Disney XD channel airs programming 24 hours a day targeted to kids ages 6 to 11. The channel features a mix of live-action and animated programming.

Freeform

Freeform is a channel targeted to viewers ages 18 to 34 that airs original, Company owned ("library") and licensed television series, films and holiday programming events.

FX Channels

Branded television channels include: FX; FXM; and FXX (collectively FX Channels), which air a mix of original, library and licensed television series and films.

National Geographic Channels

Branded television channels include: National Geographic; Nat Geo Wild; and Nat Geo Mundo (collectively National Geographic Channels). National Geographic Channels air scripted and documentary programming on such topics as natural history, adventure, science, exploration and culture.

The number of subscribers (in millions) for the significant domestic branded channels are as follows:

	Subscribers[1]
Disney	
Disney Channel	71
Disney Junior[2]	52
Disney XD[2]	51
Freeform[2]	71
FX Channels	
FX	72
FXX[2]	68
FXM[2]	43
National Geographic Channels	
National Geographic	71
National Geographic Wild[2]	42

[1] Based on Nielsen Media Research estimates as of September 2023. Estimates include traditional MVPD and the majority of digital OTT subscriber counts.

[2] The Company renewed its MVPD agreement with an affiliate during September 2023, under which the affiliate will no longer distribute these channels. Nielsen Media Research estimates as of September 2023 do not reflect the impact of this agreement.

Domestic Television Stations

The Company owns eight television stations, six of which are located in the top ten television household markets in the U.S. Our television stations collectively reach approximately 20% of U.S. television households.

The stations we own are as follows:

TV Station	Market	Television Market Ranking[1]
WABC	New York, NY	1
KABC	Los Angeles, CA	2
WLS	Chicago, IL	3
WPVI	Philadelphia, PA	4
KTRK	Houston, TX	7
KGO	San Francisco, CA	10
WTVD	Raleigh-Durham, NC	23
KFSN	Fresno, CA	53

[1] Based on Nielsen Media Research, U.S. Television Household Estimates, January 1, 2023

<u>*International Linear Networks*</u>

International Linear Networks use content from the Company's various studios, including library titles, as well as content acquired from third parties. The Company operates approximately 285 general entertainment and family channels outside the U.S. in approximately 40 languages and 190 countries/territories.

General Entertainment

General Entertainment channels include Fox (which will be rebranded in fiscal 2024, primarily to FX or Star), FX, National Geographic and Star branded channels, which air a variety of scripted, reality and documentary programming. As of September 2023 and 2022, the estimated number of unique subscribers for our general entertainment channels, based on internal management reports, are 270 million and 315 million, respectively.

Family

Family channels include Disney Channel and Disney Junior, which air a variety of animated and live action original series and movies targeted to kids ages 2 to 14 and their parents and caregivers. As of September 2023 and 2022, the estimated number of unique subscribers for our family channels, based on internal management reports, are 225 million and 220 million, respectively.

<u>*Equity Investments*</u>

The most significant equity investment at Linear Networks is A+E. The Company's share of A+E's financial results are reported as "Equity in the income (loss) of investees, net" in the Company's Consolidated Statements of Operations.

A+E is owned 50% by the Company and 50% by Hearst. A+E operates a variety of cable channels:

- A&E – which generally offers unscripted entertainment programming
- HISTORY – which offers original unscripted series and event-driven specials
- Lifetime and Lifetime Movie Network (LMN) – which offer female-focused programming
- FYI – which offers contemporary lifestyle programming

A+E programming is available in approximately 200 countries and territories. A+E's networks are distributed internationally under multi-year licensing agreements with MVPDs. A+E programming is also sold to international TV/VOD services.

The number of domestic subscribers (in millions) for A+E channels are as follows:

	Subscribers[1]
A&E	65
HISTORY	65
Lifetime	65
LMN	49
FYI	37

[1] Based on Nielsen Media Research estimates as of September 2023. Estimates include traditional MVPD and the majority of digital OTT subscriber counts.

Direct-to-Consumer

Disney+, Disney+ Hotstar and Hulu are subscription services that provide video streaming of general entertainment and family programming. Disney+ and Disney+ Hotstar also provide video streaming of international sports programming. The services are offered individually or in various bundles, which may include ESPN+ (see Sports segment discussion), to customers directly or through third-party distributors on mobile and internet connected devices. The majority of Direct-to-Consumer revenue is derived from subscription fees and advertising.

Disney+ (including Star+ in Latin America)

Disney+ is a subscription-based DTC service with Disney, Pixar, Marvel, Star Wars and National Geographic branded programming, which are all top-level selections or "tiles" within the Disney+ interface. Outside the U.S. and Latin America, Disney+ also includes a Star branded tile, which features general entertainment programming.

Star+ is a standalone DTC service in Latin America with a variety of general entertainment and family content and live sports programming.

Disney+ (including Star+) is also referred to as Disney+ Core.

As of September 30, 2023, the estimated number of paid Disney+ Core subscribers, based on internal management reports, was approximately 113 million.

Disney+ Hotstar

Disney+ Hotstar is a subscription-based DTC service available in India, Indonesia, Malaysia, Philippines and Thailand. Programming includes television shows, movies, sports and original series in approximately ten languages, in addition to gaming and social features. Disney+ Hotstar has exclusive streaming rights to certain cricket programming.

As of September 30, 2023, the estimated number of paid Disney+ Hotstar subscribers, based on internal management reports, was approximately 38 million.

Disney+ Core and Disney+ Hotstar offer content from the Company's various studios, including library titles, as well as content acquired from third parties.

The majority of Disney+ Core and Disney+ Hotstar revenue is derived from subscription fees and, to a lesser extent, Advertising. The Company launched an ad-supported Disney+ service in the U.S. in December 2022 and in select European markets and in Canada in November 2023. The Company plans to launch an ad-supported Disney+ service in additional international markets in calendar 2024.

Hulu

Hulu is a domestic subscription-based DTC service with general entertainment content from the Company's various studios as well as content licensed from third parties. Hulu's revenue is primarily derived from subscription fees and Advertising. Hulu offers subscription VOD (SVOD) services with or without advertising in addition to a digital OTT MVPD (Live TV) service. The Live TV service is available with either of Hulu's SVOD services and includes live linear streams of cable networks and the major broadcast networks. In addition, Hulu offers subscriptions to premium services such as Max, Cinemax, Starz and Showtime, which can be added to the Hulu service. Certain programming from ABC Network, Freeform and FX Channels is also available on the Hulu SVOD service one day after the linear airing on these channels. As of September 30, 2023, the estimated number of paid Hulu subscribers, based on internal management reports, was approximately 49 million.

The Company has 67% ownership and full operational control of Hulu. NBC Universal (NBCU) owns the remaining 33% of Hulu. In November 2023, NBCU exercised its put right to require the Company to purchase NBCU's interest in Hulu (see Note 2 of the Consolidated Financial Statements for additional information).

Content Sales/Licensing and Other

The majority of Content Sales/Licensing revenue is derived from TV/VOD, theatrical and home entertainment distribution. In addition, revenue is generated from music distribution, stage plays and post-production services through Industrial Light & Magic and Skywalker Sound.

The Company also publishes National Geographic magazine, which is reported with Content Sales/Licensing.

TV/VOD Distribution

We license our content to third-party television networks, television stations and other video service providers for distribution to viewers on television or a variety of internet-connected devices, including through other DTC services.

Theatrical Distribution

The Company licenses full-length live-action and animated films to theaters globally. Cumulatively through September 30, 2023, the Company has released approximately 1,100 full-length live-action films and 100 full-length animated films. In the domestic and most major international markets, we generally distribute and market our films directly. In certain international markets our films are distributed by independent companies. In some territories, certain films may be exclusively distributed on our DTC streaming services. During fiscal 2024, we expect to release approximately 15 films, although the ultimate number of releases will depend on when productions resume following the writers/actors' work stoppages.

The Company incurs significant marketing and advertising costs before and throughout the theatrical release of a film in an effort to generate public awareness of the film, to increase the public's intent to view the film and to help generate consumer interest in the subsequent home entertainment and other ancillary markets. These costs are expensed as incurred, which may result in a loss on a film in the theatrical markets, including in periods prior to the theatrical release of the film.

Home Entertainment Distribution

We distribute the Company's film and episodic content in home entertainment markets on DVD and Blu-ray disc, through electronic home video licenses and VOD rentals globally.

Domestically and internationally, we distribute directly to retailers and through independent distribution companies. Electronic formats of our film and episodic content may be purchased through e-tailers such as Apple and Amazon, and MVPDs, such as Comcast and DirecTV, and physical formats are generally sold to retailers, such as Walmart and Target. The Company also operates Disney Movie Club, which sells DVD/Blu-ray discs directly to consumers in the U.S. and Canada.

Distribution of film content in the home entertainment window generally starts within three months after the theatrical release. Electronic formats are typically available approximately four to eight weeks ahead of the physical release. We also license titles to VOD e-tailers concurrent with physical home entertainment distribution.

Distribution of episodic content in the home entertainment window includes electronic sales of season passes that can be purchased prior to, during and after the broadcast season with individual episodes typically available to season pass customers shortly after the initial airing of the show in each territory. Access to individual episodes is also available for electronic purchase shortly after the initial airing in each territory.

Disney Theatrical Group

Disney Theatrical Group develops, produces and licenses live entertainment events on Broadway and around the world. Productions include *The Lion King*, *Frozen*, *Aladdin* and *Beauty and the Beast*.

Disney Theatrical Group also licenses the Company's IP to Feld Entertainment, the producer of *Disney On Ice* and *Marvel Universe Live!*.

Disney Music Group

The Disney Music Group encompasses all aspects of the Company's music commercialization and marketing including: recorded music (Walt Disney Records and Hollywood Records); music publishing; and concerts. Disney Music Group distributes music both physically and digitally and also licenses music throughout the world in various forms of media, including: television; print; gaming; and consumer products.

Equity Investment

The Company has a 30% effective interest in Tata Play Limited, which operates a direct-to-home satellite distribution platform in India.

Content Production and Acquisition

Produced content primarily consists of original films and episodic programs, network news and daytime/nighttime content and licensed content includes acquired episodic programming rights. Original content is generally produced under the following banners: ABC Signature; Disney Branded Television; FX Productions; Lucasfilm; Marvel; National Geographic Studios; Pixar;

Searchlight Pictures; Twentieth Century Studios; 20th Television; and Walt Disney Pictures. Original content is also commissioned and produced by various third-party studios. Program development is carried out in collaboration with writers, producers and creative teams.

Costs to produce content are generally capitalized and allocated across Entertainment's businesses based on the estimated relative value of the distribution windows.

Generally, the Company has full production and distribution rights to its IP. However, prior to the Company's acquisition of Marvel, Sony Pictures Entertainment licensed from Marvel the rights to produce and distribute Spider-Man films in all windows except for the merchandise rights, which the Company retains.

The Company has a significant library of content spanning approximately 100 years of production history as well as acquired libraries. The library of content includes approximately 5,100 live-action film titles and 400 animated film titles, as well as episodic series with four or more seasons (approximately 75 dramas, 55 comedies, 35 non-scripted series, 15 animated series and 10 live-action series). In addition, the library includes approximately 100 series and 65 films that were produced for initial distribution on our DTC platforms.

In fiscal 2024, the Company plans to produce or commission approximately 225 episodic and film titles, although the ultimate number will depend on when productions resume following the writers/actors' work stoppages. The vast majority of our productions will be distributed on our Linear Networks and/or DTC platforms or theatrically. Programming is also produced for third parties, which typically have domestic linear distribution rights while the Company retains domestic VOD and international distribution rights. We also license, acquire or produce local content for use in various countries/territories.

Competition and Seasonality

Linear Networks and Direct-to-Consumer compete for viewers' attention and audience share primarily with other television networks, independent television stations and other media, such as other DTC streaming services, social media and video games. With respect to the sale of advertising time, we compete with other television networks, independent television stations, MVPDs, other DTC streaming services and other advertising media such as digital content, newspapers, magazines, radio and billboards. Our television and radio stations primarily compete for audiences and advertisers in local market areas.

Linear Networks compete with other networks for carriage by MVPDs. The Company's contractual agreements with MVPDs are renewed or renegotiated from time to time in the ordinary course of business. Consolidation and other market conditions in the cable, satellite and telecommunication distribution industry, including subscriber trends, and other factors may adversely affect the Company's ability to obtain and maintain contractual terms for the distribution of its various programming services that are as favorable as those currently in place.

Content Sales/Licensing businesses compete with all forms of entertainment and a significant number of companies produce and/or distribute theatrical and episodic content, distribute products in the home entertainment market, provide pay TV/VOD services, and produce music and live theater.

The operating results of Content Sales/Licensing fluctuate due to the timing and performance of releases in the theatrical, home entertainment and television markets. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods.

We also compete with other media and entertainment companies, independent production companies and VOD services for creative and performing talent, story properties, show concepts, scripted and other programming, advertiser support, production facilities and exhibition outlets that are essential to the success of our Entertainment businesses.

Advertising revenues at Linear Networks and Direct-to-Consumer are subject to seasonal advertising patterns and changes in viewership levels. In general, domestic advertising revenues are typically somewhat higher during the fall and somewhat lower during the summer months. Affiliate revenues vary with the subscriber trends of MVPDs.

Sports

The Sports segment generally encompasses the Company's sports-focused global television and DTC video streaming content production and distribution activities.

The significant lines of business within Sports are as follows:

- ESPN (generally owned 80% by the Company)
  - Domestic:
    - Eight ESPN-branded television channels
    - ESPN on ABC (sports programmed on the ABC Network by ESPN)
    - ESPN+ DTC video streaming service

◦ International: ESPN-branded channels outside of the U.S.
- Star: Star-branded sports channels in India

The significant revenues of Sports are as follows:
- Affiliate fees
- Advertising
- Subscription fees
- Other revenue - Fees from the following activities: pay-per-view events on ESPN+, sub-licensing of sports rights, programming ESPN on ABC and licensing the ESPN brand

The significant expenses of Sports are as follows:
- Operating expenses, consisting primarily of programming and production costs, technology support costs, operating labor and distribution costs. Programming and production costs include amortization of licensed sports rights and production costs related to live sports and other sports-related programming.
- Selling, general and administrative costs, including marketing costs
- Depreciation and amortization

Domestic ESPN

Branded television channels include eight 24-hour domestic television sports channels: ESPN and ESPN2 (both of which are dedicated to professional and college sports as well as sports news and original programming); ESPNU (which is dedicated to college sports); ESPNEWS (which re-airs select ESPN studio shows and airs a variety of other programming); SEC Network (which is dedicated to Southeastern Conference college athletics); ACC Network (which is dedicated to Atlantic Coast Conference college athletics); ESPN Deportes (which airs professional and college sports as well as studio shows in Spanish); and Longhorn Network (which is dedicated to The University of Texas athletics). In addition, ESPN programs ESPN on ABC and recognizes the direct revenues and costs for this programming and receives a fee from the ABC Network, which is eliminated in consolidation.

The Company has various sports programming rights, which are used to produce content aired on ESPN television networks and ESPN+, including live events and sports news. Rights include the National Football League (NFL), college football (including bowl games and the College Football Playoff) and basketball, the National Basketball Association (NBA), mixed martial arts, Major League Baseball (MLB), the National Hockey League (NHL), soccer, Top Rank Boxing, US Open Tennis, the Masters golf tournament, the Wimbledon Championships, the Professional Golfers' Association (PGA) Championship and the Women's National Basketball Association (WNBA).

The number of subscribers (in millions) for the significant domestic branded channels are as follows:

	Subscribers
ESPN[1]	71
ESPN2[1]	71
ESPNU[1]	50
ESPNEWS[2]	53
SEC Network[2]	48
ACC Network[2]	46

[1] Based on Nielsen Media Research estimates as of September 2023. Estimates include traditional MVPD and the majority of digital OTT subscriber counts.

[2] Because Nielsen Media Research does not measure this channel, estimated subscribers are according to SNL Kagan as of December 2022.

ESPN+ is a domestic subscription-based DTC service offering thousands of live sporting events, on-demand sports content and other original programming. The service is offered individually or in various bundles with Disney+ and Hulu to customers directly or through third-party distributors on mobile and internet connected devices. ESPN+ revenue is derived from subscription fees, pay-per-view fees and, to a lesser extent, advertising. Live events available through the service include mixed martial arts, soccer, hockey, boxing, baseball, college sports, golf, tennis and cricket. ESPN+ is currently the exclusive distributor for Ultimate Fighting Championship (UFC) pay-per-view events in the U.S. As of September 30, 2023, the estimated number of paid ESPN+ subscribers, based on internal management reports, was approximately 26 million.

International ESPN

The Company operates approximately 40 ESPN branded sports channels outside the U.S. in 4 languages and approximately 105 countries/territories. Channels previously branded Fox are now branded ESPN. In the Netherlands, the ESPN branded channels are operated by Eredivisie Media & Marketing CV (EMM) (owned 51% by the Company), which has the media and sponsorship rights of the Dutch Premier League for soccer. Rights include various soccer leagues (including English Premier League, LaLiga, Bundesliga and multiple UEFA leagues). As of September 2023, the estimated number of subscribers to ESPN branded channels outside the U.S., based on internal management reports, was approximately 59 million.

Star

The Company operates 10 Star branded sports channels in India, in 4 languages. Star has rights to various sports programming, primarily cricket and soccer. As of September 2023, the estimated number of subscribers to Star branded channels, based on internal management reports, was 82 million.

Equity Investments

The most significant equity investment at Sports is a 30% interest in CTV Specialty Television, Inc. (CTV). The Company's share of CTV's financial results is reported as "Equity in the income (loss) of investees, net" in the Company's Consolidated Statements of Operations. CTV operates television networks in Canada, including The Sports Networks (TSN) 1-5, Le Réseau des Sports (RDS), RDS2, RDS Info, Discovery Canada, Discovery Science and Animal Planet Canada.

Investments

In fiscal 2023, the Company entered into an agreement with PENN Entertainment, Inc. (PENN), under which the Company will earn advertising and licensing revenues from providing promotional services and the ESPN BET trademark to PENN in connection with its operation of a sportsbook. In addition, the Company received warrants to purchase equity in PENN, which vest over the term of the agreement. The warrants are recorded at fair market value and adjustments to fair market value are reported as "Interest expense, net" in the Company's Consolidated Statements of Operations.

Competition and Seasonality

Sports competes for viewers' attention and audience share primarily with other television networks, independent television stations and other media, such as other DTC streaming services, social media and video games. With respect to the sale of advertising time, we compete with other television networks, independent television stations, MVPDs and other advertising media such as digital content, newspapers, magazines, radio and billboards.

The Sports television networks compete with other networks for carriage by MVPDs. The Company's contractual agreements with MVPDs are renewed or renegotiated from time to time in the ordinary course of business. Consolidation and other market conditions in the cable, satellite and telecommunication distribution industry and other factors may adversely affect the Company's ability to obtain and maintain contractual terms for the distribution of its various programming services that are as favorable as those currently in place.

We also compete with other media and entertainment companies and VOD services for sports rights, creative and performing talent and other programming, advertiser support and production facilities that are essential to the success of our Sports businesses.

Advertising revenues are subject to changes in viewership levels and the demand for sports programming. Advertising revenues generated from sports programming are also impacted by the timing of sports seasons and events, which timing may vary throughout the year or may take place periodically (e.g. biannually, quadrennially). Affiliate revenues vary with the subscriber trends of MVPDs.

EXPERIENCES

The significant lines of business within Experiences are as follows:

- Parks & Experiences:
  - Domestic:
    - Theme parks and resorts:
      - Walt Disney World Resort in Florida
      - Disneyland Resort in California
    - Experiences:
      - Disney Cruise Line
      - Disney Vacation Club
      - National Geographic Expeditions (owned 73% by the Company) and Adventures by Disney

- • Aulani, a Disney Resort & Spa in Hawaii
  - ◦ International:
    - ▪ Theme parks and resorts:
      - • Disneyland Paris
      - • Hong Kong Disneyland Resort (48% ownership interest and consolidated in our financial results)
      - • Shanghai Disney Resort (43% ownership interest and consolidated in our financial results)
      - • In addition, the Company licenses its IP to a third party to operate Tokyo Disney Resort
- • Consumer Products:
  - ◦ Licensing of our trade names, characters, visual, literary and other IP to various manufacturers, game developers, publishers and retailers throughout the world, for use on merchandise, published materials and games
  - ◦ Sale of branded merchandise through online, retail and wholesale businesses, and development and publishing of books, comic books and magazines (except National Geographic magazine, which is reported in Entertainment)

The significant revenues of Experiences are as follows:

- • Theme park admissions - Sales of tickets for admission to our theme parks and for premium access to certain attractions (e.g. Genie+ and Lightning Lane)
- • Resorts and vacations - Sales of room nights at hotels, sales of cruise and other vacations and sales and rentals of vacation club properties
- • Parks & Experiences merchandise, food and beverage - Sales of merchandise, food and beverages at our theme parks and resorts and cruise ships
- • Merchandise licensing and retail:
  - ◦ Merchandise licensing - Royalties from licensing our IP for use on consumer goods
  - ◦ Retail - Sales of merchandise through internet shopping sites (generally branded shopDisney) and at The Disney Store, as well as to wholesalers (including books, comic books and magazines)
- • Parks licensing and other - Revenues from sponsorships and co-branding opportunities, real estate rent and sales and royalties earned on Tokyo Disney Resort revenues

The significant expenses of Experiences are as follows:

- • Operating expenses, consisting primarily of operating labor, costs of goods sold, infrastructure costs, supplies, commissions and entertainment offerings. Infrastructure costs include technology support costs, repairs and maintenance, property taxes, utilities and fuel, retail occupancy costs, insurance and transportation
- • Selling, general and administrative costs, including marketing costs
- • Depreciation and amortization

Significant capital investments:

- • In recent years, the majority of the Company's capital spend has been at our parks and experiences business, which is principally for theme park and resort expansion, new attractions, cruise ships, capital improvements and systems infrastructure.

Parks & Experiences

Walt Disney World Resort

The Walt Disney World Resort is located approximately 20 miles southwest of Orlando, Florida, on approximately 25,000 acres of land. The resort includes theme parks (the Magic Kingdom, EPCOT, Disney's Hollywood Studios and Disney's Animal Kingdom); hotels; vacation club properties; a retail, dining and entertainment complex (Disney Springs); a sports complex; conference centers; campgrounds; golf courses; water parks; and other recreational facilities designed to attract visitors for an extended stay.

The Walt Disney World Resort is marketed through a variety of international, national and local advertising and promotional activities. A number of attractions and restaurants in each of the theme parks are sponsored or operated by other companies under multi-year agreements.

Magic Kingdom — The Magic Kingdom consists of six themed areas: Adventureland, Fantasyland, Frontierland, Liberty Square, Main Street USA and Tomorrowland. Each land provides a unique guest experience featuring themed attractions, restaurants, merchandise shops and entertainment experiences.

EPCOT — EPCOT consists of four major themed areas: World Showcase, World Celebration, World Nature and World Discovery. All areas feature themed attractions, restaurants, merchandise shops and entertainment experiences. Countries represented with pavilions include Canada, China, France, Germany, Italy, Japan, Mexico, Morocco, Norway, the United Kingdom and the U.S. The Journey of Water, inspired by Moana, opened in October 2023 as part of a multi-year transformation at EPCOT.

Disney's Hollywood Studios — Disney's Hollywood Studios consists of eight themed areas: Animation Courtyard, Commissary Lane, Echo Lake, Grand Avenue, Hollywood Boulevard, *Star Wars*: Galaxy's Edge, Sunset Boulevard and Toy Story Land. The areas provide behind-the-scenes glimpses of Hollywood-style action through various shows and attractions and offer themed food service, merchandise shops and entertainment experiences.

Disney's Animal Kingdom — Disney's Animal Kingdom consists of a 145-foot tall Tree of Life centerpiece surrounded by five themed areas: Africa, Asia, DinoLand USA, Discovery Island and Pandora - The World of Avatar. Each themed area contains attractions, restaurants, merchandise shops and entertainment experiences. The park features more than 300 species of live mammals, birds, reptiles and amphibians and 3,000 varieties of vegetation.

Hotels, Vacation Club Properties and Other Resort Facilities — As of September 30, 2023, the Company owned and operated 18 resort hotels and vacation club facilities at the Walt Disney World Resort, with approximately 23,000 rooms and 3,600 vacation club units. Resort facilities include 500,000 square feet of conference meeting space and Disney's Fort Wilderness camping and recreational area, which offers approximately 800 campsites.

Disney Springs is an approximately 120-acre retail, dining and entertainment complex and consists of four areas: Marketplace, The Landing, Town Center and West Side. The areas are home to more than 150 venues including the 64,000-square-foot World of Disney retail store. Most of the Disney Springs facilities are operated by third parties that pay rent to the Company.

Ten independently-operated hotels with approximately 7,000 rooms are situated on property leased from the Company.

ESPN Wide World of Sports Complex is a 230-acre center that hosts professional caliber training and competitions, festival and tournament events and interactive sports activities. The complex, which welcomes both amateur and professional athletes, accommodates multiple sporting events, including baseball, basketball, football, soccer, softball, tennis and track and field. It also includes a stadium, as well as two venues designed for cheerleading, dance competitions and other indoor sports.

Other recreational amenities and activities available at the Walt Disney World Resort include three championship golf courses, miniature golf courses, full-service spas, tennis, sailing, swimming, horseback riding and a number of other sports and leisure time activities. The resort also includes two water parks: Disney's Blizzard Beach and Disney's Typhoon Lagoon.

Disneyland Resort

The Company owns 489 acres and has rights under a long-term lease for use of an additional 52 acres of land in Anaheim, California. The Disneyland Resort includes two theme parks (Disneyland and Disney California Adventure), three resort hotels and a retail, dining and entertainment complex (Downtown Disney).

The Disneyland Resort is marketed through a variety of international, national and local advertising and promotional activities. A number of the attractions and restaurants in the theme parks are sponsored or operated by other companies under multi-year agreements.

Disneyland — Disneyland consists of nine themed areas: Adventureland, Critter Country, Fantasyland, Frontierland, Main Street USA, Mickey's Toontown, New Orleans Square, *Star Wars*: Galaxy's Edge and Tomorrowland. These areas feature themed attractions, restaurants, merchandise shops and entertainment experiences.

Disney California Adventure — Disney California Adventure is adjacent to Disneyland and includes eight themed areas: Avengers Campus, Buena Vista Street, Cars Land, Grizzly Peak, Hollywood Land, Paradise Gardens Park, Pixar Pier and San Fransokyo Square. These areas include themed attractions, restaurants, merchandise shops and entertainment experiences.

Hotels, Vacation Club Units and Other Resort Facilities — Disneyland Resort includes three Company owned and operated hotels and vacation club facilities with approximately 2,400 rooms, 180 vacation club units and 180,000 square feet of conference meeting space.

Downtown Disney is a themed 15-acre retail, entertainment and dining complex with approximately 30 venues located adjacent to both Disneyland and Disney California Adventure. Most of the Downtown Disney facilities are operated by third parties that pay rent to the Company.

<u>Aulani, a Disney Resort & Spa</u>

Aulani, a Disney Resort & Spa is a family resort on a 21-acre oceanfront property on Oahu, Hawaii featuring approximately 350 hotel rooms, an 18,000-square-foot spa and 12,000 square feet of conference meeting space. The resort also has approximately 480 vacation club units.

<u>Disneyland Paris</u>

Disneyland Paris is located on approximately 5,200-acres in Marne-la-Vallée, approximately 20 miles east of Paris, France. The land is being developed pursuant to a master agreement with French governmental authorities. Disneyland Paris includes two theme parks (Disneyland Park and Walt Disney Studios Park); seven themed resort hotels; two convention centers; a shopping, dining and entertainment complex (Disney Village); and a 27-hole golf facility. Of the 5,200 acres comprising the site, approximately half have been developed to date, including a planned community (Val d'Europe).

Disneyland Park — Disneyland Park consists of five themed areas: Adventureland, Discoveryland, Fantasyland, Frontierland and Main Street USA. These areas include themed attractions, restaurants, merchandise shops and entertainment experiences.

Walt Disney Studios Park — Walt Disney Studios Park includes five themed areas: Front Lot, Production Courtyard, Toon Studio, Worlds of Pixar and Avengers Campus. These areas each include themed attractions, restaurants, merchandise shops and entertainment experiences. Walt Disney Studios Park is undergoing a multi-year expansion that will include a new themed area based on Frozen.

Hotels and Other Facilities — Disneyland Paris operates seven resort hotels, with approximately 5,750 rooms and 250,000 square feet of conference meeting space. In addition, five on-site hotels that are owned and operated by third parties provide approximately 1,500 rooms.

Disney Village is an approximately 500,000-square-foot retail, dining and entertainment complex located between the theme parks and the hotels. A number of the Disney Village facilities are operated by third parties that pay rent to the Company.

Val d'Europe is a planned community near Disneyland Paris that is being developed in phases. Val d'Europe currently includes a regional train station, hotels and a town center consisting of a shopping center as well as office, commercial and residential space. Third parties operate these developments on land leased or purchased from the Company.

<u>Hong Kong Disneyland Resort</u>

The Company owns a 48% interest in Hong Kong Disneyland Resort and the Government of the Hong Kong Special Administrative Region (HKSAR) owns a 52% interest. The resort is located on 310 acres on Lantau Island and is in close proximity to the Hong Kong International Airport and the Hong Kong-Zhuhai-Macau Bridge. Hong Kong Disneyland Resort includes one theme park and three themed resort hotels. A separate Hong Kong subsidiary of the Company is responsible for managing Hong Kong Disneyland Resort. The Company is entitled to receive royalties and management fees based on the operating performance of Hong Kong Disneyland Resort.

Hong Kong Disneyland — Hong Kong Disneyland consists of eight themed areas: Adventureland, Fantasyland, Grizzly Gulch, Main Street USA, Mystic Point, Tomorrowland, Toy Story Land and World of Frozen, which opened in November 2023. These areas feature themed attractions, restaurants, merchandise shops and entertainment experiences.

Hotels — Hong Kong Disneyland Resort includes three themed hotels with approximately 1,750 rooms and 16,000 square feet of conference meeting space.

<u>Shanghai Disney Resort</u>

The Company owns a 43% interest in Shanghai Disney Resort and Shanghai Shendi (Group) Co., Ltd (Shendi) owns a 57% interest. The resort is located in the Pudong district of Shanghai on approximately 1,000 acres of land, which includes the Shanghai Disneyland theme park; two themed resort hotels; a retail, dining and entertainment complex (Disneytown); and an outdoor recreation area. A management company, in which the Company has a 70% interest and Shendi has a 30% interest, is responsible for operating the resort and receives a management fee based on the operating performance of Shanghai Disney Resort. The Company is also entitled to royalties based on the resort's revenues.

Shanghai Disneyland — Shanghai Disneyland consists of seven themed areas: Adventure Isle, Fantasyland, Gardens of Imagination, Mickey Avenue, Tomorrowland, Toy Story Land and Treasure Cove. These areas feature themed attractions, shows, restaurants, merchandise shops and entertainment experiences. The Company is constructing an eighth themed area based on the animated film *Zootopia*, which is scheduled to open in late calendar 2023.

Hotels and Other Facilities — Shanghai Disneyland Resort includes two themed hotels with approximately 1,200 rooms. Disneytown is an 11-acre outdoor complex of dining, shopping and entertainment venues located adjacent to Shanghai Disneyland. Most Disneytown facilities are operated by third parties that pay rent to Shanghai Disney Resort. The Company is currently constructing a third themed hotel, which will have approximately 400 rooms.

<u>*Tokyo Disney Resort*</u>

Tokyo Disney Resort is located on 494 acres of land, six miles east of downtown Tokyo, Japan. The Company earns royalties on revenues generated by the Tokyo Disney Resort, which is owned and operated by Oriental Land Co., Ltd. (OLC), a third-party Japanese corporation. The resort includes two theme parks (Tokyo Disneyland and Tokyo DisneySea); five Disney-branded hotels; six other hotels (operated by third parties other than OLC); a retail, dining and entertainment complex (Ikspiari); and Bon Voyage, a Disney-themed merchandise location.

Tokyo Disneyland — Tokyo Disneyland consists of seven themed areas: Adventureland, Critter Country, Fantasyland, Tomorrowland, Toontown, Westernland and World Bazaar.

Tokyo DisneySea — Tokyo DisneySea is divided into seven "ports of call," including American Waterfront, Arabian Coast, Lost River Delta, Mediterranean Harbor, Mermaid Lagoon, Mysterious Island and Port Discovery. OLC is expanding Tokyo DisneySea to include an eighth themed port, Fantasy Springs expected to open in spring 2024.

Hotels and Other Resort Facilities — Tokyo Disney Resort includes five Disney-branded hotels with a total of more than 3,000 rooms and a monorail, which links the theme parks and resort hotels with Ikspiari. OLC is currently constructing a 475-room Disney-branded hotel at Tokyo DisneySea that is expected to open in spring 2024.

<u>*Disney Vacation Club (DVC)*</u>

DVC offers ownership interests in 16 resort facilities located at the Walt Disney World Resort; Disneyland Resort; Aulani; Vero Beach, Florida; and Hilton Head Island, South Carolina. Available units are offered for sale under a vacation ownership plan and are operated as hotel rooms when not occupied by vacation club members. The Company's vacation club units range from deluxe studios to three-bedroom grand villas. Unit counts in this document are presented in terms of two-bedroom equivalents. DVC had approximately 4,500 vacation club units as of September 30, 2023, including The Villas at Disneyland Hotel, which opened in September 2023. The Company plans to open The Cabins at Disney's Fort Wilderness Resort - A Disney Vacation Club Resort and additional units at Disney's Polynesian Village Resort in 2024.

<u>*Storyliving by Disney*</u>

The Company is developing its first *Storyliving by Disney* residential community, *Cotino,* in Rancho Mirage, California.

<u>*Disney Cruise Line*</u>

Disney Cruise Line is a five-ship vacation cruise line, which operates out of ports in North America, Europe and the South Pacific. The *Disney Magic* and the *Disney Wonder* are 85,000-ton 875-stateroom ships; the *Disney Dream* and the *Disney Fantasy* are 130,000-ton 1,250-stateroom ships; and the *Disney Wish* is a 140,000-ton 1,250-stateroom ship. The ships cater to families, children, teenagers and adults, with themed areas and activities for each group. Many cruise vacations include a visit to Disney's Castaway Cay, a 1,000-acre private Bahamian island.

Disney Cruise Line is adding the *Disney Treasure*, the *Disney Adventure* and an eighth ship. The *Disney Treasure* and the *Disney Adventure* are scheduled to be delivered from the shipyard in fiscal 2025 and the eighth ship is scheduled to be delivered in fiscal 2026. The *Disney Treasure* and eighth ship will be approximately 140,000 tons with 1,250 staterooms. The *Disney Adventure* will be approximately 200,000 tons with approximately 2,100 staterooms and will operate in Southeast Asia.

Disney Lookout Cay at Lighthouse Point on the island of Eleuthera is scheduled to open as a Disney Cruise Line destination in the summer of 2024.

<u>*Adventures by Disney and National Geographic Expeditions*</u>

Adventures by Disney and National Geographic Expeditions offer guided tour packages predominantly at non-Disney sites around the world.

<u>*Walt Disney Imagineering*</u>

Walt Disney Imagineering provides master planning, real estate development, attraction, entertainment and show design, engineering support, production support, project management and research and development.

Consumer Products

<u>Licensing</u>

The Company's merchandise licensing operations cover a diverse range of product categories, the most significant of which are: toys, apparel, games, home décor and furnishings, accessories, health and beauty, food, books, stationery, footwear, magazines and consumer electronics. The Company licenses characters from its film, television and other properties for use on third-party products in these categories and earns royalties, which are usually based on a fixed percentage of the wholesale or retail selling price of the products. Some of the major properties licensed by the Company include: Mickey and Friends, Star Wars, Spider-Man, Disney Princess, Avengers, Frozen, Toy Story, Winnie the Pooh and Lilo & Stitch.

The Company sells Disney-, Marvel-, Pixar- and Lucasfilm-branded products through shopDisney branded internet sites and Disney Store branded retail locations. At September 30, 2023, the Company owns and operates approximately 40 stores in Japan, 20 stores in North America, two stores in Europe and one store in China.

The Company creates, distributes and publishes a variety of products in multiple countries and languages based on the Company's branded franchises. The products include children's books and comic books.

Competition and Seasonality

The Company's theme parks and resorts as well as Disney Cruise Line and Disney Vacation Club compete with other forms of entertainment, lodging, tourism and recreational activities. The profitability of the leisure-time industry may be influenced by various factors that are not directly controllable, such as economic conditions including business cycle and exchange rate fluctuations, health concerns, the political environment, travel industry trends, amount of available leisure time, oil and transportation prices, weather patterns and natural disasters. The licensing and retail business competes with other licensors, retailers and publishers of character, brand and celebrity names, as well as other licensors, publishers and developers of game software, online video content, websites, other types of home entertainment and retailers of toys and kids merchandise.

All of the theme parks and the associated resort facilities are operated on a year-round basis. Typically, theme park attendance and resort occupancy fluctuate based on the seasonal nature of vacation travel and leisure activities, the opening of new guest offerings and pricing and promotional offers. Peak attendance and resort occupancy generally occur during the summer months when school vacations occur and during early winter and spring holiday periods. In addition, theme park and resort revenues may be higher during significant celebrations such as theme park or character anniversaries and lower in the periods following such celebrations. The licensing, retail and wholesale businesses are influenced by seasonal consumer purchasing behavior, which generally results in higher revenues during the Company's first and fourth fiscal quarter, and by the timing and performance of theatrical and game releases and cable programming broadcasts.

INTELLECTUAL PROPERTY PROTECTION

The Company's businesses throughout the world are affected by its ability to exploit and protect against infringement of its IP, including trademarks, trade names, copyrights, patents and trade secrets. Important IP includes rights in the content of motion pictures, television programs, electronic games, sound recordings, character likenesses, theme park attractions, books and magazines and merchandise. Risks related to the protection and exploitation of IP rights and information concerning the expiration of certain of our copyrights are set forth in Item 1A – Risk Factors.

FEDERAL REGULATION — ENTERTAINMENT AND SPORTS

Television broadcasting is subject to extensive regulation by the Federal Communications Commission (FCC) under federal laws and regulations, including the Communications Act of 1934, as amended. Violation of FCC regulations can result in substantial monetary fines, limited renewals of licenses and, in egregious cases, denial of license renewal or revocation of a license. FCC regulations that affect linear channels include the following:

- *Licensing of television stations*. Each of the television stations we own must be licensed by the FCC. These licenses are granted for periods of up to eight years, and we must obtain renewal of licenses as they expire in order to continue operating the stations. We (and the acquiring entity in the case of a divestiture) must also obtain FCC approval whenever we seek to have a license transferred in connection with the acquisition or divestiture of a station. The FCC may decline to renew or approve the transfer of a license in certain circumstances and may delay renewals while permitting a licensee to continue operating. Although we have received such renewals and approvals in the past or have been permitted to continue operations when renewal is delayed, there can be no assurance that this will be the case in the future.

- *Station ownership limits*. The FCC imposes limitations on the number of television stations and radio stations an entity can own in a specific market, on the combined number of television and radio stations an entity can own in a single market and on the aggregate percentage of the national audience that can be reached by television stations. Currently:

  ◦ FCC regulations may restrict our ability to own more than one television station in a market, depending on the size and nature of the market. We do not own more than one television station in any market.

  ◦ Federal statutes permit our television stations in the aggregate to reach a maximum of 39% of the national audience. Pursuant to the most recent decision by the FCC as to how to calculate compliance with this limit, our eight stations reach approximately 20% of the national audience.

- *Dual networks*. FCC rules currently prohibit any of the four major broadcast television networks — ABC, CBS, Fox and NBC — from being under common ownership or control.

- *Regulation of programming.* The FCC regulates broadcast programming by, among other things, banning "indecent" programming, regulating political advertising and imposing commercial time limits during children's programming. Penalties for broadcasting indecent programming can be over $400,000 per indecent utterance or image per station.

  Federal legislation and FCC rules also limit the amount of commercial matter that may be shown on broadcast or cable channels during programming designed for children 12 years of age and younger. In addition, broadcast stations are generally required to provide an average of three hours per week of programming that has as a "significant purpose" meeting the educational and informational needs of children 16 years of age and younger. FCC rules also give television station owners the right to reject or refuse network programming in certain circumstances or to substitute programming that the licensee reasonably believes to be of greater local or national importance.

- *Cable and satellite carriage of broadcast television stations.* With respect to MVPDs operating within a television station's Designated Market Area, FCC rules require that every three years each television station elect either "must carry" status, pursuant to which MVPDs generally must carry a local television station in the station's market, or "retransmission consent" status, pursuant to which the MVPDs must negotiate with the television station to obtain the consent of the television station prior to carrying its signal. The ABC owned television stations have historically elected retransmission consent.

- *Cable and satellite carriage of programming.* The Communications Act and FCC rules regulate some aspects of negotiations between programmers and distributors regarding the carriage of networks by cable and satellite distribution companies, and some cable and satellite distribution companies have sought regulation of additional aspects of the carriage of programming on their systems. New legislation, court action or regulation in this area could have an impact on the Company's operations.

The foregoing is a brief summary of certain provisions of the Communications Act, other legislation and specific FCC rules and policies. Reference should be made to the Communications Act, other legislation, FCC rules and public notices and rulings of the FCC for further information concerning the nature and extent of the FCC's regulatory authority.

FCC laws and regulations are subject to change, and the Company generally cannot predict whether new legislation, court action or regulations, or a change in the extent of application or enforcement of current laws and regulations, would have an adverse impact on our operations.

AVAILABLE INFORMATION

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are available without charge on our website, www.disney.com/investors, as soon as reasonably practicable after they are filed electronically with the U.S. Securities and Exchange Commission (SEC). We are providing the address to our internet site solely for the information of investors. We do not intend the address to be an active link or to otherwise incorporate the contents of the website into this report.

ITEM 1A. Risk Factors

For an enterprise as large and complex as the Company, a wide range of factors could materially affect future developments and performance. In addition to the factors affecting specific business operations identified in connection with the description of these operations and the financial results of these operations elsewhere in our filings with the SEC, the most significant factors affecting our business include the following:

BUSINESS, ECONOMIC, MARKET and OPERATING CONDITION RISKS

Declines in U.S., global, and regional economic conditions generally adversely affect the profitability of our businesses.

Declines in economic conditions, such as recession, economic downturn, and/or inflationary conditions in the U.S. and other regions of the world in which we do business, or a failure of conditions to improve as anticipated typically adversely affect demand and/or expenses for one or more of our businesses, reducing our revenue and earnings. Past declines in economic conditions reduced guest spending at our parks and resorts, purchases of and prices for advertising on our broadcast and cable networks and owned stations, performance of our home entertainment releases, and purchases of Company-branded consumer products, and similar impacts can be expected as such conditions recur. Recent inflationary conditions increased certain of our costs. The current economic conditions could also have the effect of reducing attendance at our parks and resorts, prices that MVPDs pay for our cable programming, purchases of and prices for advertising on our DTC products or subscription levels for our cable programming or DTC products, while also continuing to increase the prices we pay for goods, services and labor. Unfavorable economic conditions also impair the ability of those with whom we do business to satisfy their obligations to us. In addition, an increase in price levels generally, or in price levels in a particular sector, could result in a shift in consumer demand away from the entertainment and experiences we offer, which could also adversely affect our revenues and, at the same time, increase our costs. A decline in economic conditions or a failure of conditions to improve as anticipated could impact implementation or success of our business plans, such as our plans to increase investment in our Experiences segment, the realignment of our cost structure and plans for our DTC ad-supported services, enhancements, pricing structure and price increases. In addition, actions to reduce inflation, including raising interest rates, increase our cost of borrowing, which in turn make it more difficult to obtain financing for our operations or investments on favorable terms. Further, global economic conditions impact foreign currency exchange rates against the U.S. dollar. The current or continued strength in the value of the U.S. dollar has adversely impacted the U.S. dollar value of revenue we receive and expect to receive from other markets and may reduce international demand for our products and services. Although we hedge exposure to certain foreign currency fluctuations, any such hedging activity may not substantially offset the negative financial impact of exchange rate fluctuations and is not expected to offset all such negative financial impact, particularly in periods of sustained U.S. dollar strength relative to multiple foreign currencies. Further, economic or political conditions in countries outside the U.S. also have reduced, and could continue to reduce, our ability to hedge exposure to currency fluctuations in those countries or our ability to repatriate revenue from those countries. Broader or targeted supply chain delays, such as those that have impacted global distribution from time to time, may further exacerbate inflationary pressures and impact our ability to sell and deliver goods or otherwise disrupt our operations. The adverse impact on our businesses of declines in economic conditions or a failure of conditions to improve as anticipated will depend, in part, on the severity and duration of such economic conditions and our ability to mitigate the impacts of economic conditions on our businesses may be limited.

Changes in technology, in consumer consumption patterns and in how entertainment products are created affect demand for our entertainment products, the revenue we can generate from these products and the cost of producing or distributing these products.

The media entertainment and internet businesses in which we participate increasingly depend on our ability to successfully adapt to new technologies including shifting patterns of content consumption and how entertainment products are generated. New technologies affect the demand for our products, the manner in which our products are distributed to consumers, ways we charge for and receive revenue for our entertainment products and the stability of those revenue streams, the sources and nature of competing content offerings, the time and manner in which consumers acquire and view some of our entertainment products and the options available to advertisers for reaching their desired audiences. These developments have impacted the business model for certain traditional forms of distribution, as evidenced by the industry-wide decline in ratings for broadcast and cable television, the reduction in demand for home entertainment sales of theatrical content, the development of alternative distribution channels for broadcast and cable programming and declines in subscriber levels for traditional cable channels. These trends have decreased advertising and affiliate revenue at some of our linear networks. In addition, theater-going to watch movies currently is, and may continue to be, below pre-COVID-19 levels.

Rules governing new technological developments, such as developments in generative artificial intelligence (AI), remain unsettled, and these developments may affect aspects of our existing business model, including revenue streams for the use of our IP and how we create our entertainment products. In order to respond to the impact of new technologies on our businesses, we regularly consider, and from time to time implement changes to our business models, most recently by developing, investing in and acquiring DTC products, reorganizing our media and entertainment businesses to advance our DTC strategies, and developing new media offerings. There can be no assurance that our DTC offerings, new media offerings and other efforts will successfully respond to technological changes. In addition, declines in certain traditional forms of distribution may increase the cost of content allocable to our DTC offerings, negatively impacting the profitability of our DTC offerings. We expect to forgo revenue from traditional sources, particularly as we expand our DTC offerings. To date our DTC streaming services have experienced significant losses. There can be no assurance that the DTC model and other business models we may develop will ultimately be profitable or as profitable as our existing or historic business models.

We face risks relating to misalignment with public and consumer tastes and preferences for entertainment, travel and consumer products, which impact demand for our entertainment offerings and products and the profitability of any of our businesses.

Our businesses create entertainment, travel and consumer products whose success depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of our businesses depends on our ability to consistently create compelling content, which may be distributed, among other ways, through broadcast, cable, theaters, internet or mobile technology, and used in theme park attractions, hotels and other resort facilities and travel experiences and consumer products. Such distribution must meet the changing preferences of the broad consumer market and respond to competition from an expanding array of choices facilitated by technological developments in the delivery of content. The success of our theme parks, resorts, cruise ships and experiences, as well as our theatrical releases, depends on demand for public or out-of-home entertainment experiences. Demand for certain out-of-home entertainment experiences, such as theater-going to watch movies, has not returned to pre-pandemic levels. In addition, many of our businesses increasingly depend on acceptance of our offerings and products by consumers outside the U.S. The success of our businesses therefore depends on our ability to successfully predict and adapt to changing consumer tastes and preferences outside as well as inside the U.S. Moreover, we must often invest substantial amounts in content production and acquisition, acquisition of sports rights, launch of new sports-related studio programming, theme park attractions, cruise ships or hotels and other facilities or customer facing platforms before we know the extent to which these products will earn consumer acceptance, and these products may be introduced into a significantly different market or economic or social climate from the one we anticipated at the time of the investment decisions. Generally, our revenues and profitability are adversely impacted when our entertainment offerings and products, as well as our methods to make our offerings and products available to consumers, do not achieve sufficient consumer acceptance. Further, consumers' perceptions of our position on matters of public interest, including our efforts to achieve certain of our environmental and social goals, often differ widely and present risks to our reputation and brands. Consumer tastes and preferences impact, among other items, revenue from advertising sales (which are based in part on ratings for the programs in which advertisements air), affiliate fees, subscription fees, theatrical film receipts, the license of rights to other distributors, theme park admissions, hotel room charges and merchandise, food and beverage sales, sales of licensed consumer products or sales of our other consumer products and services.

The success of our businesses is highly dependent on the existence and maintenance of intellectual property rights in the entertainment products and services we create.

The value to us of our IP is dependent on the scope and duration of our rights as defined by applicable laws in the U.S. and abroad and the manner in which those laws are construed. If those laws are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our IP may decrease, or the cost of obtaining and maintaining rights may increase. The terms of some copyrights for IP related to some of our products and services have expired and other copyrights will expire in the future. For example, in the United States and countries that look to the United States copyright term when shorter than their own, the copyright term for early works such as the short film Steamboat Willie (1928), and the specific early versions of characters depicted in those works, expires at the end of the 95th calendar year after the date the copyright was originally secured in the United States. As copyrights expire, we expect that revenues generated from such IP will be negatively impacted to some extent.

The unauthorized use of our IP may increase the cost of protecting rights in our IP or reduce our revenues. The convergence of computing, communication and entertainment devices, increased broadband internet speed and penetration, increased availability and speed of mobile data transmission and increasingly sophisticated attempts to obtain unauthorized access to data systems have made the unauthorized digital copying and distribution of our films, television productions and other creative works easier and faster and protection and enforcement of IP rights more challenging. The unauthorized distribution and access to entertainment content generally continues to be a significant challenge for IP rights holders. Inadequate laws or weak enforcement mechanisms to protect entertainment industry IP in one country can adversely affect the results of the Company's operations worldwide, despite the Company's efforts to protect its IP rights. Distribution innovations, including in response to COVID-19, have increased opportunities to access content in unauthorized ways. Additionally, negative economic conditions coupled with a shift in government priorities could lead to less enforcement. These developments require us to devote substantial resources to protecting our IP against unlicensed use and present the risk of increased losses of revenue as a result of unlicensed distribution of our content and other commercial misuses of our IP. The legal landscape for some new technologies, including some generative AI, remains uncertain, and development of the law in this area could impact our ability to protect against infringing uses.

With respect to IP developed by the Company and rights acquired by the Company from others, the Company is subject to the risk of challenges to our copyright, trademark and patent rights by third parties. In addition, the availability of copyright protection and other legal protections for IP generated by certain new technologies, such as generative AI, is uncertain. Successful challenges to our rights in IP may result in increased costs for obtaining rights or the loss of the opportunity to earn revenue from or utilize the IP that is the subject of challenged rights. From time to time, the Company has been notified that it may be infringing certain IP rights of third parties. Technological changes in industries in which the Company operates and extensive patent coverage in those areas may increase the risk of such claims being brought and prevailing.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to deliver our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. We develop and maintain an information security program to identify and mitigate cyber risks but the development and maintenance of this program is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide confidential, proprietary and personal information to third parties in certain cases, which information is also subject to risk of compromise.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and, as described above, we may lose revenue as a result of unlicensed use of our intellectual property. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and related remediation of harm to our customers and employees or damages arising from litigation and/or fines or other actions we take with respect to judicial or regulatory actions arising out of an incident create additional costs. Insurance we obtain does not cover all potential losses or damages associated with such attacks or events. Our systems and users and those of third parties with whom we engage are continually attacked, sometimes successfully, and there can be no assurance that future incidents will not have material adverse effects on our operations or financial results.

A variety of uncontrollable events may disrupt our businesses, reduce demand for or consumption of our products and services, impair our ability to provide our products and services or increase the cost or reduce the profitability of providing our products and services.

The operation and profitability of our businesses and demand for and consumption of our products and services, particularly our parks and experiences businesses, are highly dependent on the general environment for travel and tourism, including in the specific regions in which our parks and experiences businesses operate. In addition, we have extensive international operations, including our international theme parks and resorts, which are dependent on domestic and international regulations consistent with trade and investment in those regions. The operation of our businesses and the environment for travel and tourism, as well as demand for and consumption of our other entertainment products, can be significantly adversely affected in the U.S., globally or in specific regions as a result of a variety of factors beyond our control, including: health concerns (including as it has been by COVID-19 and could be by future health outbreaks and pandemics); adverse weather conditions arising from short-term weather patterns or long-term climate change, including longer and more regular excessive heat conditions, catastrophic events or natural disasters (such as excessive heat or rain, hurricanes, typhoons, floods, droughts, tsunamis and earthquakes); international, political or military developments, including trade and other international disputes and social unrest; macroeconomic conditions, including a decline in economic activity, inflation and foreign exchange rates; and terrorist attacks. These events and others, such as fluctuations in travel and energy costs and computer virus attacks, intrusions or other widespread computing or telecommunications failures, may also damage our ability to provide our products and services or to obtain insurance coverage with respect to some of these events. An incident that affected our property directly would have a direct impact on our ability to provide goods and services and could have an extended effect of discouraging consumers from attending our facilities. Moreover, the costs of protecting against such incidents reduces the profitability of our operations.

For example, COVID-19 and measures to prevent its spread impacted our businesses in a number of ways, most significantly at the Experiences segment where our theme parks and resorts were closed and cruise ship sailings and guided tours were suspended. In addition, we delayed, or in some cases, shortened or canceled theatrical releases and experienced disruptions in the production and availability of content. Collectively, our impacted businesses historically have been the source of the majority of our revenue. In addition, hurricanes have impacted the profitability of Walt Disney World Resort and may do so in the future. The Company has paused certain operations in certain regions, including in response to sanctions, trade restrictions and related developments and the profitability of certain operations has been impacted as a result of events in the corresponding regions.

In addition, we derive affiliate fees and royalties from the distribution of our programming, sales of our licensed goods and services by third parties, and the management of businesses operated under brands licensed from the Company, and we are therefore dependent on the successes of those third parties for that portion of our revenue. The profitability of one or more of our businesses could be adversely impacted by the significant contraction of distribution channels for our products and services, including through third-party licensees or sellers of our licensed goods and services. In addition, third-party suppliers provide products and services essential to the operation of a number of our businesses. A wide variety of factors could influence the success of those third parties and if negative factors significantly impacted a sufficient number of those third parties or materially impacted a supplier of a significant product or service, the profitability of one or more of our businesses could be adversely affected. In specific geographic markets, we have experienced delayed and/or partial payments from certain third parties due to liquidity issues.

We obtain insurance against the risk of losses relating to some of these events, generally including certain physical damage to our property and resulting business interruption, certain injuries occurring on our property and some liabilities for alleged breach of legal responsibilities. When insurance is obtained it is subject to deductibles, exclusions, terms, conditions and limits of liability. The types and levels of coverage we obtain vary from time to time depending on our view of the likelihood of specific types and levels of loss in relation to the cost of obtaining coverage for such types and levels of loss and we may experience material losses not covered by our insurance.

We face risks related to changes in our business strategy or restructuring of our businesses, which have affected and may continue to affect our cost structure, the profitability of our businesses or the value of our assets.

As changes in our business environment occur we have adjusted, continue to adjust and may further adjust our business strategies to meet these changes and we may otherwise decide to further restructure our operations or particular businesses or assets. For example, in fiscal 2023, we reorganized our media and entertainment operations, which had been previously reported in one segment, into two segments, Entertainment and Sports; in fiscal 2023 we announced that we would review content, primarily on our DTC services, for alignment with a strategic change in our approach to content curation, resulting in removal of certain content from our platforms and related impairment charges; in fiscal 2022, we announced plans to introduce an ad-supported Disney+ service, new pricing model and price increases and cost realignment; in fiscal 2021, we announced the closure of a substantial number of our Disney-branded retail stores; and we have announced exploration of a number of new types of businesses. Changes in strategy, such as was the case with the most recent reorganization of our media and entertainment operations, can lead to workforce disruptions. Our new organization and strategies are, among other things, subject to execution risk and may not produce the anticipated benefits, such as supporting our growth strategies and enhancing shareholder value. For example, notwithstanding our announced plans to rationalize costs, the costs of our DTC strategy, and associated losses, may continue to grow or be reduced more slowly than anticipated, which may impact our distribution strategy across businesses/distribution platforms, the types of content we distribute through various businesses/distribution platforms, and the timing and sequencing of content windows. Our new organization and strategies could be less successful than our previous organizational structure and strategies. In addition, external events including changing technology, changing consumer purchasing patterns, acceptance of content offerings and changes in macroeconomic conditions may impair the value of our assets. When these changes or events occur, we have incurred and may continue to incur costs to change our business strategy and have needed and may in the future need to write-down the value of assets. In addition to the content impairment noted above, among other assets, we have impaired goodwill and intangible assets at our linear networks and impaired the value of certain of our retail store assets. We may write down other assets as our strategy evolves to account for the current business environment.

We also make investments in existing or new businesses, including investments in international expansion of our business and in new business lines. For example, in fiscal 2023, we announced that we are developing plans to accelerate and expand investment in our Experiences segment. In addition, in recent years, other investments have included expansion and renovation of certain of our theme parks, expansion of our fleet of cruise ships, the acquisition of TFCF Corporation (TFCF) and investments related to DTC offerings. Some of these and future investments may ultimately result in returns that are negative or low, the ultimate business prospects of the businesses related to these investments are uncertain, and these investments may impact the resources available to, and the profitability of, our other businesses. In addition, our costs may increase, we may have significant charges associated with the write-down of assets, as occurred in connection with the closure of Star Wars: Galactic Starcruiser or returns on new investments may be negative or lower than prior to the change in strategy or restructuring. Even if our strategies are effective in the long term, our new offerings will generally not be profitable in the short term, growth of our new offerings is unlikely to be even quarter over quarter and we may not expand into new markets as or when anticipated. Our ability to forecast for new businesses may be impacted by our lack of experience operating in those new businesses, speed with which the competitive landscape changes, volatility beyond our control (such as the events beyond our control noted above) and our ability to obtain or develop the content and rights on which our projections are based. Accordingly, we may not achieve our forecasted outcomes.

Increased competitive pressures impact our revenues and increase our costs.

We face substantial competition in each of our businesses from alternative providers of the products and services we offer and from other forms of entertainment, lodging, tourism and recreational activities. This includes, among other types, competition for human resources, content and other resources we require in operating our business. For example:

- Our programming and production operations compete to obtain creative, performing, production and business talent, sports and other programming, story properties, advertiser support, production facilities and market share with traditional and new media platforms, including other studio operators, television networks, VOD providers and other sources of broadband delivered content.

- Our television networks and stations and DTC offerings compete for the sale of advertising time with traditional and new media platforms, including other television and VOD services, as well as with newspapers, magazines, billboards and radio stations, and various forms of internet and mobile delivered content, which offer advertising delivery technologies that are more targeted than can be achieved through traditional means.

- Our television networks compete for carriage of their programming with other programming providers.

- Our theme parks and resorts compete for guests with all other forms of entertainment, lodging, tourism and recreation activities and compete for creative, performing and business talent, including with other theme park and resort operators.

- Our content sales/licensing operations compete for customers with all other forms of entertainment.

- Our consumer products business competes with other licensors and creators of IP.
- Our DTC streaming services compete for customers with an increasing number of competitors' DTC offerings, all other forms of media and all other forms of entertainment, as well as for technology, creative, performing and business talent and for content.

Competition in each of these areas may further increase as a result of technological developments and changes in market structure, including consolidation of suppliers of resources and distribution channels. Increased competition has increased, and may continue to increase, the cost of programming, including sports and other products and diverts consumers from, or delays their consumption of, our creative or other products, or to other products or other forms of entertainment and experiences, which could reduce our revenue or increase our marketing costs.

Competition for the acquisition of resources can further increase the cost of producing our products and services; change the composition of our offerings, including sports; deprive us of talent needed for our entertainment and experiences businesses, including the talent necessary to produce high quality creative material; increase employee turnover and staffing instability; or increase the cost of compensation for our employees. Such competition may also reduce, or limit growth in, prices for our products and services, including advertising rates and subscription fees at our media networks and DTC offerings, parks and resorts admissions and room rates and prices for consumer products from which we derive license revenues.

Our results may be adversely affected if long-term programming or distribution contracts are not renewed on sufficiently favorable terms.

We enter into long-term contracts for both the acquisition and the distribution of media programming and products, including contracts for the acquisition of programming rights for sporting events and other programs, and contracts for the distribution of our programming to content distributors. As these contracts expire, we must renew or renegotiate the contracts, which from time to time has led to service blackouts when distribution contracts expired before renewal terms were agreed, and if we are unable to renew these contracts on acceptable terms, we may lose programming rights or distribution rights. As a result, our portfolio of programming rights we acquire and the distributors of our programming and the portfolio of programming rights our distributors acquire have changed and may continue to change over time. Even if these contracts are renewed, the cost of obtaining certain programming rights has increased and may continue to increase (or increase at faster rates than our historical experience) and programming distributors, facing pressures resulting from increased subscription fees and alternative distribution challenges, have demanded and may continue to demand terms (including with respect to the pricing for, and the nature and amount of, programming distributed) that reduce our revenue from distribution of programs (or increase revenue at slower rates than our historical experience). For example, a recent carriage agreement renewal includes fewer of our linear networks but provides for certain of our DTC streaming services to be made available to the distributor's subscribers. Moreover, our ability to renew these contracts on favorable terms may be affected by a number of factors, such as consolidation in the market for program distribution and the entrance of new participants in the market for distribution of content on digital platforms. With respect to the acquisition of programming rights, particularly sports programming rights, the impact of these long-term contracts on our results over the term of the contracts depends on a number of factors, including the strength of advertising markets, subscription levels and programming rights costs increases, effectiveness of marketing efforts and the size of viewer audiences. There can be no assurance that revenues from programming based on these rights will exceed the cost of the rights plus the other costs of producing and distributing the programming.

Regulations applicable to our businesses may impair the profitability of our businesses.

Each of our businesses, including our broadcast networks and television stations, is subject to a variety of U.S. and international regulations, which impact the operations and profitability of our businesses. Some of these regulations include:

- U.S. FCC regulation of our television and radio networks, our national programming networks and our owned television stations. See Item 1 — Federal Regulation - Entertainment and Sports.
- Federal, state and foreign privacy and data protection laws and regulations.
- Regulation of the safety and supply chain of consumer products and theme park operations, including regulation regarding the sourcing, importation and the sale of goods.
- Environmental protection regulations.
- U.S. and international anti-corruption laws, sanction programs, trade restrictions and anti-money laundering laws.
- Restrictions on the manner in which content is currently licensed and distributed, ownership restrictions or film or television content requirements, investment obligations or quotas.
- Domestic and international labor laws, tax laws or currency controls.

New laws and regulations, as well as changes in any of these current laws and regulations or regulator activities in any of these areas, or others, may require us to spend additional amounts to comply with the regulations, or may restrict our ability to offer products and services in ways that are profitable, and create an increasingly unpredictable regulatory landscape. In addition, ongoing and future developments in international political, trade and security policy may lead to new regulations limiting international trade and investment and disrupting our operations outside the U.S., including our international theme parks and resorts operations in France, mainland China and Hong Kong. For example, in 2022 the U.S. and other countries implemented a series of sanctions against Russia in response to events in Russia and Ukraine; U.S. agencies have enhanced trade restrictions, including new prohibitions on the importation of goods from certain regions and other jurisdictions are considering similar measures; U.S. state governments have become more active in passing legislation targeted at specific sectors and companies and applying existing laws in novel ways to new technologies, including streaming and online commerce; and in many countries/regions around the world (including but not limited to the EU) regulators are requiring us to broadcast on our linear (or display on our DTC streaming services) programming produced in specific countries as well as invest specified amounts of our revenues in local content productions. In Florida, steps directed at the Company (including the passage of legislation) have been taken and future actions have been threatened, which collectively could negatively impact (and may have already impacted) our ability to execute on our business strategy, our costs and the profitability of our operations in Florida.

Further, in response to the COVID-19 pandemic, public health and other regional, national, state and local regulations and policies impacted most of our businesses. Government requirements could be reinstated and new government requirements may be imposed to address COVID-19 or future health outbreaks or pandemics.

Our operations outside the U.S. may be adversely affected by the operation of laws in those jurisdictions.

Our operations in non-U.S. jurisdictions are in many cases subject to the laws of the jurisdictions in which they operate rather than, or in addition to, U.S. law. Laws in some jurisdictions differ in significant respects from those in the U.S. These differences can affect our ability to react to changes in our business, and our rights or ability to enforce rights may be different than would be expected under U.S. law. Moreover, enforcement of laws in some international jurisdictions can be inconsistent and unpredictable, which can affect both our ability to enforce our rights and to undertake activities that we believe are beneficial to our business. In addition, the business and political climate in some jurisdictions may encourage corruption, which could reduce our ability to compete successfully in those jurisdictions while remaining in compliance with local laws or U.S. anti-corruption laws applicable to our businesses. As a result, our ability to generate revenue and our expenses in non-U.S. jurisdictions may differ from what would be expected if U.S. law alone governed these operations.

Environmental, social and governance matters and any related reporting obligations may impact our businesses.

U.S. and international regulators, investors and other stakeholders are increasingly focused on environmental, social and governance matters. For example, new domestic and international laws and regulations relating to environmental, social and governance matters, including environmental sustainability and climate change, human capital management and cybersecurity, are under consideration or being adopted, which may include specific, target-driven disclosure requirements or obligations. Our response will require increased costs to comply, the implementation of new reporting processes, entailing additional compliance risk, a skilled workforce and other incremental investments.

In addition, we have undertaken or announced a number of related actions and goals, which will require changes to operations and ongoing investment. There is no assurance that our initiatives will achieve their intended outcomes or that we will achieve any of these goals. Consumer, government and other stakeholder perceptions of our efforts to achieve these objectives often differ widely and present risks to our reputation and brands. In addition, our ability to implement some initiatives or achieve some goals is dependent on external factors. For example, our ability to meet certain environmental sustainability goals or initiatives will depend in part on third-party collaboration, the availability of suppliers that can satisfy new requirements, mitigation innovations and/or the availability of economically feasible solutions at scale.

Damage to our reputation or brands may negatively impact our Company across businesses and regions.

Our reputation and globally recognizable brands are integral to the success of our businesses. Because our brands engage consumers across our businesses, damage to our reputation or brands in one business may have an impact on our other businesses. Because some of our brands are globally recognized, brand damage may not be locally contained. Maintenance of the reputation of our Company and brands depends on many factors including the quality of our offerings, maintenance of trust with our customers and our ability to successfully innovate. In addition, we may pursue brand or product integration combining previously separate brands or products targeting different audiences under one brand or pursue other business initiatives inconsistent with one or more of our brands, and there is no assurance that these initiatives will be accepted by our customers and not adversely impact one or more of our brands. Significant negative claims or publicity regarding the Company or its operations, products, management, employees, practices, business partners, business decisions, social responsibility and culture, which may be amplified by social media, adversely impact our brands or reputation, even if such claims are untrue. Damage to our reputation or brands could impact our sales, business opportunities, profitability, recruiting and valuation of our securities.

Various risks may impact the success of our DTC streaming services.

We may not successfully execute on our DTC strategy. The success of our DTC strategy and profitability of our DTC streaming services will be impacted by the success of the reorganization of our media and entertainment business and our ability to advance our DTC strategies, drive subscriber additions and retention based on the attractiveness of our content, manage churn in reaction to price increases, achieve the desired financial impact of the Disney+ ad supported service, pricing model and price increases, our ability to execute on cost realignment and the effects of our determinations with regard to distribution for our creative content across windows. The initial costs of marketing campaigns are generally recognized in the business of initial exploitation, and amortization of capitalized production costs and licensed programming rights are generally allocated across businesses based on the estimated relative value of the distribution windows. Accordingly, our distribution determinations impact the costs of each business, including the applicable DTC service. There are a number of competing DTC businesses. Consumers may not be willing to pay for an expanding set of DTC streaming services at increasing prices, potentially exacerbated by an economic downturn. In addition, economic downturns negatively impact the purchase of and price for advertising on our DTC streaming services. We face competition for creative talent and sports and other programming rights and may not be successful in recruiting and retaining talent and obtaining desired programming rights or face increased costs to do so. Acquisition of new subscribers to our DTC streaming services is not linear, and we have experienced net losses of subscribers in some periods. Our content does not always successfully attract and retain subscribers in the quantities that we expect. Our content is subject to cost pressures and may cost more than we expect. We may not successfully manage our costs to meet our profitability goals. Government regulation, including revised foreign content and ownership regulations as well as government-imposed content restrictions, impacts the implementation of our DTC business plans. The highly competitive environment in which we operate puts pricing pressure on our DTC offerings and may require us to lower our prices or not take price increases to attract or retain customers or lead to higher churn rates. These and other risks may impact the profitability and success of our DTC streaming services.

Potential credit ratings actions, increases in interest rates, or volatility in the U.S. and global financial markets could impede access to, or increase the cost of, financing our operations and investments.

Our borrowing costs have been and can be affected by short- and long-term debt ratings assigned by independent ratings agencies that are based, in part, on the Company's performance as measured by credit metrics such as leverage and interest coverage ratios. As a result of the financial impact of COVID-19 on our businesses, Standard and Poor's downgraded our long-term debt ratings by two notches to BBB+ and downgraded our short-term debt ratings by one notch to A-2. Fitch downgraded our long- and short-term credit ratings by one notch to A- and F2, respectively. On June 5, 2023, Standard and Poor's upgraded our long-term debt ratings by one notch to A-. As of September 30, 2023 Moody's Investors Service's long- and short-term debt ratings for the Company were A2 and P-1 (Stable), respectively, Standard and Poor's long- and short-term debt ratings for the Company were A- and A-2 (Positive), respectively, and Fitch's long- and short-term debt ratings for the Company were A- and F2 (Stable), respectively. Any future downgrades could increase our cost of borrowing and/or make it more difficult for us to obtain financing on acceptable terms.

In addition, increases in interest rates have increased our cost of borrowing and volatility in U.S. and global financial markets could impact our access to, or further increase the cost of, financing. Past disruptions in the U.S. and global credit and equity markets made it more difficult for many businesses to obtain financing on acceptable terms. These conditions tended to increase the cost of borrowing and if they recur, our cost of borrowing could increase and it may be more difficult to obtain financing for our operations or investments.

Elevated indebtedness or leverage ratios could adversely affect us, including by decreasing our business flexibility.

Elevated indebtedness could have the effect of, among other things, reducing our financial flexibility and our ability to respond to changing business and economic conditions and other uncontrollable events. Debt repayment obligations could also reduce funds available for investments, capital expenditures, share repurchases and dividends, and other activities and may create competitive disadvantages for us relative to other companies with lower debt levels. Our leverage ratios increased as the result of COVID-19's impact on financial performance, which caused certain of the credit ratings agencies to downgrade their assessment of our credit ratings. Downgrades to our debt rating may negatively impact our cost of borrowings and/or make it more difficult for us to obtain financing on acceptable terms.

Labor disputes disrupt our operations and may adversely affect the profitability of one or more of our businesses.

A significant number of employees in various parts of our businesses, including employees of our theme parks, and writers, directors, actors and production personnel for our productions are covered by collective bargaining agreements. In addition, some of our employees outside the U.S. are represented by works councils, trade unions or other employee associations. Further, the employees of licensees who manufacture and retailers who sell our licensed consumer products, and employees of providers of programming content (such as sports leagues) may be covered by labor agreements with their employers. From time to time, collective bargaining agreements and other labor agreements expire, requiring renegotiation of their terms. In general, labor disputes and work stoppages involving our employees; persons employed on our productions; athletes or others employed by, or otherwise connected with, sports leagues or organizers; or the employees of our licensees or retailers who sell our licensed consumer products or providers of programming content may disrupt our operations and reduce our revenues. For example, on May 2, 2023, members of the Writers Guild of America (WGA) commenced a work stoppage, which lasted for almost five months. On July 14, 2023, members of SAG-AFTRA, the union representing television and movie actors, also commenced a work stoppage, which lasted for almost four months. These work stoppages have impacted our productions and the pipeline for programming and theatrical releases, which could result in reduced revenue and have an adverse effect on our profitability. The new collective bargaining agreements with the Directors Guild of America, WGA and SAG-AFTRA will lead to increased costs to create content, including as a result of increases in rates, residuals and benefits. Generally, resolution of disputes or negotiation of new agreements, including rate increases and other changes to employee benefits, has in the past increased our costs and may increase our costs in the future.

The seasonality of certain of our businesses and timing of certain of our product offerings could exacerbate negative impacts on our operations.

Each of our businesses is normally subject to seasonal variations and variations in connection with the timing of our product offerings, including as follows:

- Revenues at the Experiences segment fluctuate with changes in theme park attendance and resort occupancy resulting from the seasonal nature of vacation travel and leisure activities and seasonal consumer purchasing behavior, which generally results in increased revenues during the Company's first and fourth fiscal quarters. Peak attendance and resort occupancy generally occur during the summer months when school vacations occur and during early winter and spring holiday periods. Revenues at the Experiences segment also may fluctuate with changes in theme park attendance and resort occupancy resulting from special celebrations or events that may increase demand in the applicable periods and decrease demand in prior or later periods as guests time their vacations to occur during such special celebrations or events. In addition, licensing revenues fluctuate with the timing and performance of our theatrical releases and cable programming broadcasts.

- Revenues from television networks and stations are subject to seasonal advertising patterns and changes in viewership levels, including related to certain sporting events. In general, domestic general entertainment linear networks advertising revenues are typically somewhat higher during the fall and somewhat lower during the summer months, and sports advertising revenues are impacted by the timing of sports seasons and events, which varies throughout the year or may take place periodically.

- Revenues from content sales/licensing fluctuate due to the timing of content releases across various distribution markets. Release dates and methods are determined by a number of factors, including, among others, competition, and the timing of vacation and holiday periods.

- DTC revenues fluctuate based on: changes in the number of subscribers, mix of subscribers to different offerings and subscriber fees; viewership levels; and the demand for sports and film and television content. Each of these may depend on the availability of content, which varies from time to time throughout the year based on, among other things, sports seasons, content production schedules and sports league work stoppages.

Accordingly, negative impacts on our business occurring during a time of typical high seasonal demand such as our park closures due to COVID-19 restrictions or hurricane damage during the summer travel season or other high seasons, could have a disproportionate effect on the results of that business for the year.

Our operations are impacted by our ability to attract and retain employees and costs of employee wages and health, welfare and pension benefits, including postretirement medical benefits for some employees and retirees, may reduce our profitability.

With approximately 225,000 employees, the success of our businesses is substantially affected by our ability to attract and retain a workforce with the necessary skills for our varied businesses, including executing successfully on succession planning for the talent at all levels necessary to advance the Company's key objectives and strategies. Further, our profitability is substantially affected by labor costs, including wages and our health, welfare and pension benefits, including the costs of medical benefits for current employees and the costs of postretirement medical benefits for some current employees and retirees. We may experience significant increases in these costs as a result of macroeconomic, regulatory, competitive and other factors. For example, labor costs in our parks and resorts have increased, and we expect will continue to increase, as a result of collective bargaining agreements and wage laws and regulations where we operate. Future health outbreaks and pandemics may lead to an increase in the cost of medical insurance and expenses. In addition, changes in investment returns and discount rates used to calculate pension and postretirement medical expense and related assets and liabilities can be volatile and may have an unfavorable impact on our costs in some years. These macroeconomic factors as well as a decline in the fair value of pension and postretirement medical plan assets may put upward pressure on the cost of providing pension and postretirement medical benefits and may increase future funding requirements. There can be no assurance that we will succeed in attracting and retaining the human resources necessary for the success of our businesses or in limiting cost increases from wages and other employee benefits, which could reduce the profitability of our businesses.

We face risks related to costs and expenses in connection with the acquisition of NBCU's equity interest in Hulu and the TFCF acquisition.

On November 1, 2023, NBCU exercised its right to require the Company to purchase NBCU's equity interest in Hulu under a put/call arrangement between the parties. The purchase price for NBCU's equity interest in Hulu will be determined based on NBCU's equity ownership percentage of the greater of Hulu's equity fair value as of September 30, 2023, and a guaranteed floor value. Further, the Company will share with NBCU 50% of the Company's tax benefit from the purchase of NBCU's interest in Hulu, which payments are expected to be made primarily over a 15-year period. In addition, we may incur significant costs and expenses in connection with the TFCF acquisition, including costs for which we have established reserves or which may lead to reserves in the future. The cost to purchase NBCU's equity interest in Hulu and related obligations to NBCU and any such other costs could negatively impact the Company's cash position and result in the Company incurring additional indebtedness.

GENERAL RISKS

The price of our common stock has been, and may continue to be, volatile.

The price of our common stock has experienced substantial volatility and may continue to be volatile. Various factors have impacted, and may continue to impact, the price of our common stock, including, among others, changes in management; variations in our operating results; variations between our actual results and expectations of securities analysts; changes in our estimates, guidance or business plans; changes in financial estimates and recommendations by securities analysts; the activities, operating results or stock price of our competitors or other industry participants in the industries in which we operate; the announcement or completion of significant transactions by us or a competitor; events affecting the stock market generally; and the economic and political conditions in the U.S. and internationally, as well as other factors described in this Item 1A. Some of these factors may adversely impact the price of our common stock, regardless of our operating performance. Further, volatility in the price of our common stock may negatively impact one or more of our businesses, including by increasing cash compensation or stock awards for our employees who participate in our stock incentive programs or limiting our financing options for acquisitions and other business expansion.

The Company's amended and restated bylaws provide to the fullest extent permitted by law that the Court of Chancery of the State of Delaware will be the exclusive forum for certain legal actions between the Company and its stockholders, which could increase costs to bring a claim, discourage claims or limit the ability of the Company's stockholders to bring a claim in a judicial forum viewed by the stockholders as more favorable for disputes with the Company or the Company's directors, officers or other employees.

The Company's amended and restated bylaws provide to the fullest extent permitted by law that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or stockholder of the Company to the Company or the Company's stockholders, (iii) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the General Corporation Law of the State of Delaware (the "DGCL"), the Certificate of Incorporation or these Bylaws (as each may be amended from time to time), (iv) any action or proceeding as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware, (v) or any action or proceeding asserting a claim governed by the internal affairs doctrine. The choice of forum provision may increase costs to bring a claim, discourage claims or limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company or the Company's directors, officers or other employees, which may discourage such lawsuits against the Company or the Company's directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company's amended and restated bylaws to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions. The exclusive forum provision in the Company's amended and restated bylaws will not preclude or contract the scope of exclusive federal or concurrent jurisdiction for actions brought under the federal securities laws including the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or the respective rules and regulations promulgated thereunder.

ITEM 1B. Unresolved Staff Comments

The Company has received no written comments regarding its periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of fiscal 2023 that remain unresolved.

ITEM 2. Properties

Our parks and resorts locations and other properties of the Company and its subsidiaries are described in Item 1 under the caption *Experiences*. Film and television library properties and television stations owned by the Company are described in Item 1 under the caption *Entertainment*.

The Company and its subsidiaries own and lease properties throughout the world. In addition to the properties noted above, the table below provides a brief description of other significant properties and the related business segment.

Location	Property / Approximate Size	Use	Business Segment
Burbank, CA & surrounding cities[1]	Land (201 acres) & Buildings (4,694,000 ft^2)	Owned Office/Production/ Warehouse (includes 240,000 ft^2 leased to third-party tenants)	Corporate/Entertainment/ Experiences
Burbank, CA & surrounding cities[1]	Buildings (1,834,000 ft^2)	Leased Office/Warehouse	Corporate/Entertainment/ Experiences
Los Angeles, CA	Land (22 acres) & Buildings (605,000 ft^2)	Owned Office/Production/Technical Warehouse	Corporate/Entertainment
Los Angeles, CA	Buildings (2,640,000 ft^2)	Leased Office/Production/ Technical/Theater	Corporate/Entertainment/ Experiences
New York, NY	Buildings (51,000 ft^2)	Owned Office	Corporate/Entertainment/ Sports
New York, NY	Buildings (2,190,000 ft^2)	Leased Office/Production/Theater/ Warehouse (includes 679,000 ft^2 leased to third-party tenants)	Corporate/Entertainment/ Sports/Experiences
Bristol, CT	Land (117 acres) & Buildings (1,174,000 ft^2)	Owned Office/Production/Technical	Sports
Bristol, CT	Buildings (273,000 ft^2)	Leased Office/Warehouse/Technical	Sports
Emeryville, CA	Land (20 acres) & Buildings (430,000 ft^2)	Owned Office/Production/Technical	Entertainment
Emeryville, CA	Buildings (97,000 ft^2)	Leased Office/Storage	Entertainment
San Francisco, CA	Buildings (517,000 ft^2)	Leased Office/Production/ Technical/Theater (includes 47,000 ft^2 leased to third-party tenants)	Corporate/Entertainment
USA & Canada	Land and Buildings (Multiple sites and sizes)	Owned and Leased Office/ Production/Transmitter/Theaters/ Warehouse	Corporate/Entertainment/ Experiences
Europe, Asia, Australia & Latin America	Buildings (Multiple sites and sizes)	Leased Office/Warehouse/Retail/ Residential	Entertainment/Experiences

[1] Surrounding cities include Glendale, CA, North Hollywood, CA and Sun Valley, CA

ITEM 3. Legal Proceedings

As disclosed in Note 14 to the Consolidated Financial Statements, the Company is engaged in certain legal matters, and the disclosure set forth in Note 14 relating to certain legal matters is incorporated herein by reference.

ITEM 4. Mine Safety Disclosures

Not applicable.

Information About Our Executive Officers

The executive officers of the Company are elected each year at the organizational meeting of the Board of Directors, which follows the annual meeting of the shareholders, and at other Board of Directors meetings, as appropriate. Each of the executive officers has been employed by the Company in the position or positions indicated in the list and pertinent notes below.

The executive officers of the Company are:

Name	Age	Title	Executive Officer Since
Robert A. Iger	72	Chief Executive Officer[1]	2022
Kevin A. Lansberry	60	Interim Chief Financial Officer[2]	2023
Horacio E. Gutierrez	58	Senior Executive Vice President, General Counsel and Chief Compliance Officer[3]	2022
Sonia L. Coleman	51	Senior Executive Vice President and Chief Human Resources Officer[4]	2023
Kristina K. Schake	53	Senior Executive Vice President and Chief Communications Officer[5]	2022

[1] Mr. Iger was appointed Chief Executive Officer effective November 20, 2022. He previously served as Executive Chairman of the Company from February 2020 through December 2021 and as Chief Executive Officer of the Company from September 2005 to February 2020.

[2] Mr. Lansberry was appointed Interim Chief Financial Officer effective July 1, 2023. He was previously Executive Vice President and Chief Financial Officer of the Company's Parks, Experiences and Products segment from March 2018 and Executive Vice President and Chief Financial Officer, Walt Disney Parks and Resorts from May 2017. Over his more than 35 years with the Company, Mr. Lansberry has held a wide range of roles in the Company's parks and experiences businesses, including in finance, business development, alliances and operations.

[3] Mr. Gutierrez was appointed Senior Executive Vice President and General Counsel effective February 1, 2022 and appointed Chief Compliance Officer effective March 27, 2023. Prior to joining the Company, he served as Head of Global Affairs and Chief Legal Officer for Spotify Technology S.A. (Spotify) from November 2019 to January 2022, where he led a global, multi-disciplinary team of business, corporate communications and public affairs, government relations, licensing, operations and legal professionals responsible for the company's work in areas including industry relations, content partnerships, public policy, and trust & safety. He was previously Spotify's General Counsel - Vice President, Business & Legal Affairs from April 2016 to November 2019.

[4] Ms. Coleman was appointed Senior Executive Vice President and Chief Human Resources Officer effective April 8, 2023. She was previously Senior Vice President, Human Resources at Disney General Entertainment and ESPN from August 2021. Ms. Coleman served as Senior Vice President, Human Resources for Disney General Entertainment from April 2017, Vice President, Human Resources for the Company from May 2016 and Vice President, Human Resources, Disney Consumer Products from May 2010.

[5] Ms. Schake was appointed Senior Executive Vice President and Chief Communications Officer effective June 29, 2022. Previously, she served as Executive Vice President, Global Communications from April 2022. Prior to joining the Company, she was appointed by the President of the United States as Counselor for Strategic Communications to the Secretary of the U.S. Department of Health and Human Services, leading a nationwide public education campaign from March 2021 to December 2021. Prior to that, she served as Global Communications Director for Instagram, a product of Meta Platforms, Inc., from March 2017 to March 2019, where she oversaw the communications teams in North America, Latin America, Europe and Asia.

On November 2, 2023, the Company appointed Hugh F. Johnston, 62, as Senior Executive Vice President and Chief Financial Officer commencing on December 4, 2023. Mr. Johnston currently serves as Executive Vice President and Chief Financial Officer, from 2010, and Vice Chairman, from 2015, of PepsiCo, Inc. ("PepsiCo"). In addition to providing strategic financial leadership for PepsiCo in these roles, Mr. Johnston's portfolio has included a variety of responsibilities, including leadership of PepsiCo's information technology function from 2015, PepsiCo's global e-commerce business from 2015 to 2019, and the Quaker Foods North America division from 2014 to 2016. He also held a number of other leadership roles during his PepsiCo career, having served as Executive Vice President, Global Operations from 2009 to 2010, President of Pepsi-Cola North America from 2007 to 2009, Executive Vice President, Operations from 2006 to 2007 and Senior Vice President, Transformation from 2005 to 2006. Prior to that, he served as Senior Vice President and Chief Financial Officer of PepsiCo Beverages and Foods from 2002 through 2005, and as PepsiCo's Senior Vice President of Mergers and Acquisitions in 2002. Mr. Johnston joined PepsiCo in 1987 as a Business Planner and held various finance positions until 1999 when he left to join Merck & Co., Inc. as Vice President, Retail, a position which he held until he rejoined PepsiCo in 2002.

ITEM 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is listed on the New York Stock Exchange under the ticker symbol "DIS".

As of September 30, 2023, the approximate number of common shareholders of record was 768,000.

ITEM 6. [Reserved]

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

CONSOLIDATED RESULTS
($ in millions, except per share data)

	2023	2022	2021	% Change Better (Worse) 2023 vs. 2022	% Change Better (Worse) 2022 vs. 2021
Revenues:					
Services	$ 79,562	$ 74,200	$ 61,768	7 %	20 %
Products	9,336	8,522	5,650	10 %	51 %
Total revenues	88,898	82,722	67,418	7 %	23 %
Costs and expenses:					
Cost of services (exclusive of depreciation and amortization)	(53,139)	(48,962)	(41,129)	(9) %	(19) %
Cost of products (exclusive of depreciation and amortization)	(6,062)	(5,439)	(4,002)	(11) %	(36) %
Selling, general, administrative and other	(15,336)	(16,388)	(13,517)	6 %	(21) %
Depreciation and amortization	(5,369)	(5,163)	(5,111)	(4) %	(1) %
Total costs and expenses	(79,906)	(75,952)	(63,759)	(5) %	(19) %
Restructuring and impairment charges	(3,892)	(237)	(654)	>(100) %	64 %
Other income (expense), net	96	(667)	201	nm	nm
Interest expense, net	(1,209)	(1,397)	(1,406)	13 %	1 %
Equity in the income of investees, net	782	816	761	(4) %	7 %
Income from continuing operations before income taxes	4,769	5,285	2,561	(10) %	>100 %
Income taxes from continuing operations	(1,379)	(1,732)	(25)	20 %	>(100) %
Net income from continuing operations	3,390	3,553	2,536	(5) %	40 %
Loss from discontinued operations, net of income tax benefit of $0, $14 and $9, respectively	—	(48)	(29)	100 %	(66) %
Net income	3,390	3,505	2,507	(3) %	40 %
Net income from continuing operations attributable to noncontrolling and redeemable noncontrolling interests	(1,036)	(360)	(512)	>(100) %	30 %
Net income attributable to Disney	$ 2,354	$ 3,145	$ 1,995	(25) %	58 %
Diluted earnings per share attributable to Disney	$ 1.29	$ 1.75	$ 1.11	(26) %	58 %

Organization of Information

Management's Discussion and Analysis provides a narrative on the Company's financial performance and condition that should be read in conjunction with the accompanying financial statements. It includes the following sections:

- Consolidated Results and Non-Segment Items
- Business Segment Results
- Corporate and Unallocated Shared Expenses
- Restructuring Activities
- Liquidity and Capital Resources
- Critical Accounting Policies and Estimates
- DTC Product Descriptions, Key Definitions and Supplemental Information
- Supplemental Guarantor Financial Information

CONSOLIDATED RESULTS AND NON-SEGMENT ITEMS

In fiscal 2023, the Company reorganized into three business segments: Entertainment, Sports and Experiences (renamed from Disney Parks, Experiences and Products). Fiscal 2022 and 2021 segment financial information has been recast for the following:

- The prior Disney Media and Entertainment Distribution segment has been reorganized into the Entertainment and Sports segments
- A portion of Consumer Products revenues is recognized at the Entertainment segment, which is meant to reflect royalties on merchandise licensing revenues generated on IP created by the Entertainment segment

2023 vs. 2022

Revenues for fiscal 2023 increased 7%, or $6.2 billion, to $88.9 billion; net income attributable to Disney decreased $0.8 billion to income of $2.4 billion compared to $3.1 billion in the prior year; and diluted earnings per share (EPS) from continuing operations attributable to Disney decreased to $1.29 compared to $1.75 in the prior year. In the prior year, the Company recorded a reduction in revenue of $1.0 billion for amounts to early terminate certain license agreements with a customer for film and television content, which was delivered in previous years, in order for the Company to use the content primarily at our Entertainment Direct-to-Consumer services (Content License Early Termination). The EPS decrease was due to higher restructuring and impairment charges and lower operating income at Entertainment. These decreases were partially offset by the comparison to the impact of the Content License Early Termination, higher operating income at Experiences in the current year compared to the prior year and investment gains in the current year compared to investment losses in the prior year.

Revenues

Service revenues for fiscal 2023 increased 7%, or $5.4 billion, to $79.6 billion, due to growth at our theme parks and resorts, higher subscription revenue, an increase in theatrical distribution revenue and the comparison to the revenue reduction for the Content License Early Termination in the prior year. These increases were partially offset by decreases in advertising revenue, TV/VOD distribution sales and affiliate revenue. Growth at theme parks and resorts was due to higher volumes and guest spending. The increase in subscription revenue was due to subscriber growth and higher rates. Service revenues reflected an approximate 1 percentage point decrease due to an unfavorable movement of the U.S. dollar against major currencies including the impact of our hedging program (Foreign Exchange Impact).

Product revenues for fiscal 2023 increased 10%, or $0.8 billion, to $9.3 billion, due to higher sales volumes of merchandise, food and beverage at our theme parks and resorts, partially offset by lower home entertainment volumes. Product revenues reflected an approximate 2 percent point decrease due to an unfavorable Foreign Exchange Impact.

Costs and expenses

Cost of services for fiscal 2023 increased 9%, or $4.2 billion, to $53.1 billion, due to higher programming and production costs, inflation and increased volumes at our theme parks and resorts and, to a lesser extent, higher technology and distribution costs at Entertainment Direct-to-Consumer. The increase in programming and production costs was due to higher costs at Entertainment Direct-to-Consumer and increased production cost amortization resulting from higher theatrical revenue, partially offset by a decrease in production cost amortization due to lower TV/VOD distribution sales. Costs of services reflected an approximate 1 percentage point decrease due to a favorable Foreign Exchange Impact.

Cost of products for fiscal 2023 increased 11%, or $0.6 billion, to $6.1 billion, due to higher sales volumes of merchandise, food and beverage and cost inflation at our theme parks and resorts. Cost of products reflected an approximate 1 percent point decrease due to a favorable Foreign Exchange Impact.

Selling, general, administrative and other costs for fiscal 2023 decreased 6%, or $1.1 billion, to $15.3 billion, primarily due to lower marketing costs at Entertainment Direct-to-Consumer. These decreases were partially offset by higher theatrical marketing costs and an increase in marketing costs at theme parks and resorts. Selling, general, administrative and other costs reflected an approximate 1 percentage point decrease due to a favorable Foreign Exchange Impact.

Depreciation and amortization increased 4 %, or $0.2 billion, to $5.4 billion due to higher depreciation at our domestic parks and resorts including accelerated depreciation related to the closure of Star Wars: Galactic Starcruiser and depreciation for the *Disney Wish*, which launched in the fourth quarter of the prior year, partially offset by lower amortization of intangible assets from the acquisition of TFCF and Hulu.

Restructuring and Impairment Charges

Restructuring and impairment charges in fiscal 2023 were $3,892 million comprising:

- $2,577 million for the Content Impairment charge (see Note 18 of the Consolidated Financial Statements)
- $721 million of goodwill impairments (see Note 18 of the Consolidated Financial Statements)

31

- $357 million for severance
- $141 million for an impairment of an equity investment
- $96 million for exiting our businesses in Russia and other charges

Restructuring and impairment charges in fiscal 2022 were $237 million primarily due to the impairment of an intangible and other assets related to exiting our businesses in Russia.

Other Income (expense), net

($ in millions)	2023	2022	% Change Better (Worse)
DraftKings gain (loss)	$ 169	$ (663)	nm
Other, net	(73)	(4)	>(100) %
Other income (expense), net	$ 96	$ (667)	nm

In fiscal 2023, the Company recognized a gain of $169 million on its investment in DraftKings, Inc. (DraftKings), which was sold in the current fiscal year.

In fiscal 2022, the Company recognized a non-cash loss of $663 million from the adjustment of its investment in DraftKings to fair value.

Interest Expense, net

($ in millions)	2023	2022	% Change Better (Worse)
Interest expense	$ (1,973)	$ (1,549)	(27) %
Interest income, investment income and other	764	152	>100 %
Interest expense, net	$ (1,209)	$ (1,397)	13 %

The increase in interest expense was due to higher average rates, partially offset by lower average debt balances and higher capitalized interest.

The increase in interest income, investment income and other resulted from higher interest income on cash balances, which reflected an increase in interest rates, and a larger benefit from pension and postretirement benefit costs, other than service cost.

Equity in the Income of Investees

Equity in the income of investees decreased $34 million to $782 million in the current year primarily due to lower income from A+E.

Effective Income Tax Rate

($ in millions)	2023	2022
Income from continuing operations before income taxes	$ 4,769	$ 5,285
Income tax expense on continuing operations	1,379	1,732
Effective income tax rate - continuing operations	28.9%	32.8%

The decrease in the effective income tax rate was due to the following:

- A lower effective tax rate on foreign earnings in the current year compared to the prior year;
- A favorable comparison from adjustments related to previous year's tax matters, which was a benefit in the current year and a detriment in the prior year; partially offset by
- New tax regulations issued in the prior year that limited our ability to use certain accumulated foreign tax credits;
- An unfavorable impact in the current year from goodwill impairments, which were not tax deductible; and
- An unfavorable impact in the current year compared to a favorable impact in the prior year for the tax effect of employee share-based awards.

Noncontrolling Interests

($ in millions)	2023		2022		% Change Better (Worse)
Net income from continuing operations attributable to noncontrolling interests	$	(1,036)	$	(360)	>(100) %

The increase in net income from continuing operations attributable to noncontrolling interests was due to improved results at our Asia Theme Parks and higher accretion of NBC Universal's interest in Hulu.

Net income attributable to noncontrolling interests is determined on income after royalties and management fees, financing costs and income taxes, as applicable.

Certain Items Impacting Results in the Year

Results for fiscal 2023 were impacted by the following:

- TFCF and Hulu acquisition amortization of $1,998 million
- Other income of $96 million due to the DraftKings gain of $169 million
- Restructuring and impairment charges of $3,892 million

Results for fiscal 2022 were impacted by the following:

- TFCF and Hulu acquisition amortization of $2,353 million
- A $1.0 billion reduction in revenue for the Content License Early Termination
- Other expense of $667 million due to the DraftKings loss of $663 million
- Restructuring and impairment charges of $237 million

A summary of the impact of these items on EPS is as follows:

($ in millions, except per share data)	Pre-Tax Income (Loss)		Tax Benefit (Expense)[1]		After-Tax Income (Loss)		EPS Favorable (Adverse)[2]	
Year Ended September 30, 2023:								
Restructuring and impairment charges[3]	$	(3,836)	$	717	$	(3,119)	$	(1.69)
TFCF and Hulu acquisition amortization[4]		(1,998)		465		(1,533)		(0.82)
Other income (expense), net		96		(13)		83		0.05
Total	$	(5,738)	$	1,169	$	(4,569)	$	(2.46)
Year Ended October 1, 2022:								
TFCF and Hulu acquisition amortization[4]	$	(2,353)	$	549	$	(1,804)	$	(0.97)
Contract License Early Termination		(1,023)		238		(785)		(0.43)
Other income (expense), net		(667)		156		(511)		(0.28)
Restructuring and impairment charges		(237)		55		(182)		(0.10)
Total	$	(4,280)	$	998	$	(3,282)	$	(1.78)

[1] Tax benefit (expense) is determined using the tax rate applicable to the individual item.

[2] EPS is net of noncontrolling interest, where applicable. Total may not equal the sum of the column due to rounding.

[3] Restructuring and impairment charges include the impact of a content license agreement termination with A+E, which generated a gain at A+E. The Company's 50% interest in this gain was $56 million (A+E gain) and is included in Restructuring and impairment charges in this table.

[4] Includes amortization of intangibles related to TFCF equity investees.

2022 vs. 2021

Revenues for fiscal 2022 increased 23%, or $15.3 billion, to $82.7 billion; net income attributable to Disney increased $1.2 billion, to income of $3.1 billion compared to $2.0 billion in fiscal 2021; and EPS from continuing operations attributable to Disney increased to $1.75 compared to $1.11 in fiscal 2021. The EPS increase was due to growth at Experiences, partially offset by lower operating results at Entertainment, higher income tax expense and the Content License Early Termination.

Revenues

Service revenues for fiscal 2022 increased 20%, or $12.4 billion, to $74.2 billion, due to increased revenues at our theme parks and resorts, subscription revenue growth and, to a lesser extent, higher theatrical distribution and advertising revenue. These increases were partially offset by the Content License Early Termination. The increase at theme parks and resorts was due to higher volumes, which generally reflected the impact of operating with capacity restrictions in fiscal 2021 as a result of COVID-19, and higher average per capita ticket revenue. The increase in subscription revenue was due to subscriber growth and higher average rates. Service revenues reflected an approximate 1 percent point decrease due to an unfavorable Foreign Exchange Impact.

Product revenues for fiscal 2022 increased 51%, or $2.9 billion, to $8.5 billion, due to higher sales volumes of merchandise, food and beverage at our theme parks and resorts.

Costs and expenses

Cost of services for fiscal 2022 increased 19%, or $7.8 billion, to $49.0 billion, due to higher programming and production costs, increased volumes at our theme parks and resorts and higher technology and distribution costs at Entertainment Direct-to-Consumer. The increase in programming and production costs was due to higher costs at Entertainment Direct-to-Consumer, an increase in sports right costs and higher production cost amortization due to theatrical revenue growth. These increases were partially offset by lower programming and production costs as a result of international channel closures.

Cost of products for fiscal 2022 increased 36%, or $1.4 billion, to $5.4 billion, due to higher merchandise, food and beverage sales at our theme parks and resorts.

Selling, general, administrative and other costs for fiscal 2022 increased 21%, or $2.9 billion, to $16.4 billion, primarily due to higher marketing costs at Entertainment Direct-to-Consumer and, to a lesser extent, our theatrical distribution and parks and experiences businesses.

Restructuring and Impairment Charges

Restructuring and impairment charges in fiscal 2022 were $0.2 billion primarily due to the impairment of an intangible and other assets related to exiting our businesses in Russia.

Restructuring and impairment charges in fiscal 2021 were $0.7 billion comprising:

- $0.4 billion of asset impairments and severance costs related to the shut-down of an animation studio and the closure of a substantial number of Disney-branded retail stores in North America and Europe
- $0.3 billion of severance and other costs in connection with the integration of TFCF and workforce reductions at Experiences

Other Income (expense), net

($ in millions)	2022	2021	% Change Better (Worse)
fuboTV gain	$ —	$ 186	(100) %
German FTA gain	—	126	(100) %
DraftKings loss	(663)	(111)	>(100) %
Other, net	(4)	—	nm
Other income (expense), net	$ (667)	$ 201	nm

In fiscal 2022, the Company recognized a non-cash loss of $663 million from the adjustment of our investment in DraftKings to fair value.

In fiscal 2021, the Company recognized a $186 million gain from the sale of our investment in fuboTV Inc. (fuboTV gain), a $126 million gain on the sale of our 50% interest in a German free-to-air (FTA) television network (German FTA gain) and a non-cash loss of $111 million from the adjustment of our investment in DraftKings to fair value.

Interest Expense, net

($ in millions)	2022	2021	% Change Better (Worse)
Interest expense	$ (1,549)	$ (1,546)	— %
Interest income, investment income and other	152	140	9 %
Interest expense, net	$ (1,397)	$ (1,406)	1 %

Interest expense in fiscal 2022 was comparable to fiscal 2021 as the impact of higher average interest rates was offset by the impact of lower average debt balances.

The increase in interest income, investment income and other was due to a favorable comparison of pension and postretirement benefit costs, other than service cost, which was a net benefit in fiscal 2022 and an expense in fiscal 2021. This increase was partially offset by investment losses in fiscal 2022 compared to investment gains in fiscal 2021.

Equity in the Income of Investees

Equity in the income of investees increased $55 million to $816 million in fiscal 2022 due to higher income from A+E and the comparison to investment impairments in fiscal 2021.

Effective Income Tax Rate

($ in millions)	2022	2021
Income from continuing operations before income taxes	$ 5,285	$ 2,561
Income tax expense on continuing operations	1,732	25
Effective income tax rate - continuing operations	32.8%	1.0%

The effective income tax rate in fiscal 2022 was higher than the U.S. statutory rate primarily due to higher effective tax rates on foreign earnings. The effective income tax rate in fiscal 2021 was lower than the U.S. statutory rate due to favorable adjustments related to prior years and excess tax benefits on employee share-based awards, partially offset by higher effective tax rates on foreign earnings. Higher effective tax rates on foreign earnings in both fiscal 2022 and 2021 reflected the impact of foreign losses and, to a lesser extent, foreign tax credits for which we are unable to recognize a tax benefit.

Noncontrolling Interests

($ in millions)	2022	2021	% Change Better (Worse)
Net income from continuing operations attributable to noncontrolling interests	$ (360)	$ (512)	30 %

The decrease in net income from continuing operations attributable to noncontrolling interests was primarily due to higher losses at Shanghai Disney Resort and at our DTC sports business, partially offset by higher results for ESPN.

Net income attributable to noncontrolling interests is determined on income after royalties and management fees, financing costs and income taxes, as applicable.

Certain Items Impacting Results in the Year

Results for fiscal 2022 were impacted by the following:

- TFCF and Hulu acquisition amortization of $2,353 million
- A $1.0 billion reduction in revenue for the Content License Early Termination
- Other expense of $667 million due to the DraftKings loss of $663 million
- Restructuring and impairment charges of $237 million

Results for fiscal 2021 were impacted by the following:

- TFCF and Hulu acquisition amortization of $2,418 million
- Restructuring and impairment charges of $654 million
- Other income of $201 million due to the fuboTV gain of $186 million and the German FTA gain of $126 million, partially offset by the DraftKings loss of $111 million

A summary of the impact of these items on EPS is as follows:

($ in millions, except per share data)		Pre-Tax Income (Loss)		Tax Benefit (Expense)[1]		After-Tax Income (Loss)		EPS Favorable (Adverse)[2]
Year Ended October 1, 2022:								
TFCF and Hulu acquisition amortization[3]	$	(2,353)	$	549	$	(1,804)	$	(0.97)
Contract License Early Termination		(1,023)		238		(785)		(0.43)
Other income (expense), net		(667)		156		(511)		(0.28)
Restructuring and impairment charges		(237)		55		(182)		(0.10)
Total	$	(4,280)	$	998	$	(3,282)	$	(1.78)
Year Ended October 2, 2021:								
TFCF and Hulu acquisition amortization[3]	$	(2,418)	$	562	$	(1,856)	$	(1.00)
Restructuring and impairment charges		(654)		152		(502)		(0.27)
Other income (expense), net		201		(46)		155		0.08
Total	$	(2,871)	$	668	$	(2,203)	$	(1.18)

[1] Tax benefit (expense) is determined using the tax rate applicable to the individual item.

[2] EPS is net of noncontrolling interest, where applicable. Total may not equal the sum of the column due to rounding.

[3] Includes amortization of intangibles related to TFCF equity investees.

BUSINESS SEGMENT RESULTS

The Company evaluates the performance of its operating segments based on segment revenue and segment operating income.

Below is a discussion of the major revenue and expense categories for our business segments. Costs and expenses for each segment consist of operating expenses, selling, general, administrative and other costs, and depreciation and amortization. Selling, general, administrative and other costs include third-party and internal marketing expenses.

The Entertainment segment comprises three significant lines of business:

- Linear Networks, which primarily generates revenue from affiliate fees and advertising. In recent years, revenues from affiliate fees have declined due to fewer subscribers to MVPD services that carry our linear networks. We anticipate this trend to continue, although the extent and duration is uncertain. In addition, these revenues will be impacted and may be further impacted in the future from the lapse of carriage agreements to certain networks.

- Direct-to-Consumer, which primarily generates revenue from subscription fees and advertising

- Content Sales/Licensing, which primarily generates revenue from the sale of film and episodic content in the TV/VOD and home entertainment markets, distribution of films in the theatrical market, licensing of our music rights, sales of tickets to stage play performances and licensing of our IP for use in stage plays. Revenues also include an intersegment allocation of revenues from the Experiences segment, which is meant to reflect royalties on consumer products merchandise licensing revenues generated on IP created by the Entertainment segment.

Operating expenses at the Entertainment segment primarily consist of programming and production costs, technology support costs, operating labor, distribution costs and cost of sales. Programming and production costs include the following:

- Amortization of capitalized production costs and licensed programming rights

- Subscriber-based fees for programming the Hulu Live service, including fees paid by Hulu to the Sports segment and other Entertainment segment businesses for the right to air their linear networks on Hulu Live

- Production costs related to live programming (primarily news)

- Amortization of participations and residual obligations

- Fees paid to the Sports segment to program ESPN on ABC and certain sports content on Star+

Amortization of capitalized production costs and licensed programming rights is generally allocated across Entertainment's businesses based on the estimated relative value of the distribution windows. The initial costs of marketing campaigns are generally recognized in the business of initial exploitation.

The Sports segment primarily generates revenue from affiliate fees, advertising, subscription fees, pay-per-view fees and sub-licensing of sports rights. Linear sports channels are experiencing declines in subscribers that are directionally consistent with those at the linear networks in the Entertainment segment. Operating expenses consist primarily of programming and production costs, technology support costs, operating labor and distribution costs. Programming and production costs include amortization of licensed sports rights and production costs related to live sports and other programming.

The Experiences segment primarily generates revenue from the sale of admissions to theme parks, the sale of food, beverage and merchandise at our theme parks and resorts, charges for room nights at hotels, sales of cruise vacations, sales and rentals of vacation club properties, royalties from licensing our IP for use on consumer goods and the sale of branded merchandise. Revenues are also generated from sponsorships and co-branding opportunities, real estate rent and sales, and royalties from Tokyo Disney Resort. Significant expenses include operating labor, costs of goods sold, infrastructure costs, depreciation and other operating expenses. Infrastructure costs include technology support costs, repairs and maintenance, utilities and fuel, property taxes, retail occupancy costs, insurance and transportation. Other operating expenses include costs for such items as supplies, commissions and entertainment offerings.

The following transactions are recognized in segment revenues and eliminated in total Company revenue:

- Fees paid by Hulu to the Sports segment and other Entertainment segment businesses for the right to air their linear networks on Hulu Live
- Fees paid by the Entertainment segment to the Sports segment to program ESPN on ABC and certain sports content on Star+

BUSINESS SEGMENT RESULTS - 2023 vs. 2022

The following table presents revenues from our operating segments and other components of revenues:

($ in millions)	2023	2022	% Change Better (Worse)
Entertainment	$ 40,635	$ 39,569	3 %
Sports	17,111	17,270	(1) %
Experiences	32,549	28,085	16 %
Eliminations	(1,397)	(1,179)	(18) %
Content License Early Termination	—	(1,023)	100 %
Revenues	$ 88,898	$ 82,722	7 %

The following table presents income from our operating segments and other components of income from continuing operations before income taxes:

($ in millions)	2023	2022	% Change Better (Worse)
Entertainment operating income	$ 1,444	$ 2,126	(32) %
Sports operating income	2,465	2,710	(9) %
Experiences operating income	8,954	7,285	23 %
Content License Early Termination	—	(1,023)	100 %
Corporate and unallocated shared expenses	(1,147)	(1,159)	1 %
Restructuring and impairment charges[1]	(3,836)	(237)	>(100) %
Other income (expense), net	96	(667)	nm
Interest expense, net	(1,209)	(1,397)	13 %
TFCF and Hulu acquisition amortization	(1,998)	(2,353)	15 %
Income from continuing operations before income taxes	$ 4,769	$ 5,285	(10) %

[1] Includes the A+E gain.

Entertainment

Revenue and operating results for Entertainment are as follows:

($ in millions)		2023		2022	% Change Better (Worse)
Revenues:					
Linear Networks	$	**11,701**	$	12,828	(9) %
Direct-to-Consumer		**19,886**		17,975	11 %
Content Sales/Licensing and Other		**9,048**		8,766	3 %
	$	**40,635**	$	39,569	3 %
Segment operating income (loss):					
Linear Networks	$	**4,119**	$	5,198	(21) %
Direct-to-Consumer		**(2,496)**		(3,424)	27 %
Content Sales/Licensing and Other		**(179)**		352	nm
	$	**1,444**	$	2,126	(32) %

Linear Networks

Operating results for Linear Networks are as follows:

($ in millions)		2023		2022	% Change Better (Worse)
Revenues					
Affiliate fees	$	**7,369**	$	7,739	(5) %
Advertising		**4,159**		4,877	(15) %
Other		**173**		212	(18) %
Total revenues		**11,701**		12,828	(9) %
Operating expenses		**(5,577)**		(5,777)	3 %
Selling, general, administrative and other		**(2,641)**		(2,571)	(3) %
Depreciation and amortization		**(54)**		(65)	17 %
Equity in the income of investees		**690**		783	(12) %
Operating Income	$	**4,119**	$	5,198	(21) %

Revenues

Affiliate fees are as follows:

($ in millions)		2023		2022	% Change Better (Worse)
Domestic	$	**6,136**	$	6,257	(2) %
International		**1,233**		1,482	(17) %
	$	**7,369**	$	7,739	(5) %

The decrease in domestic affiliate fees reflected a decrease of 5% from fewer subscribers, partially offset by an increase of 4% from higher contractual rates.

Lower international affiliate fees were attributable to decreases of 8% from fewer subscribers driven by channel closures, 4% from lower contractual rates and 4% from an unfavorable Foreign Exchange Impact.

Advertising revenue is as follows:

($ in millions)		2023		2022	% Change Better (Worse)
Domestic	$	**3,178**	$	3,716	(14) %
International		**981**		1,161	(16) %
	$	**4,159**	$	4,877	(15) %

The decrease in domestic advertising revenue was due to decreases of 12% from fewer impressions and 2% from lower rates. The decrease in impressions was due to lower average viewership.

Lower international advertising revenue was due to decreases of 9% from an unfavorable Foreign Exchange Impact, 6% from fewer impressions and 1% from a decrease in rates. Lower impressions reflected a decrease in average viewership, which included the impact of channel closures.

Other revenue decreased $39 million, to $173 million from $212 million, driven by an unfavorable Foreign Exchange Impact.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2023		2022		% Change Better (Worse)	
Programming and production costs						
Domestic	$	**(3,858)**	$	(3,894)	1	%
International		**(712)**		(796)	11	%
Total programming and production costs		**(4,570)**		(4,690)	3	%
Other operating expenses		**(1,007)**		(1,087)	7	%
	$	**(5,577)**	$	(5,777)	3	%

The decrease in domestic programming and production costs was due to a lower average cost mix of programming, partially offset by an increase in programming fees for ESPN on ABC and higher program write-offs.

International programming and production costs decreased primarily due to a favorable Foreign Exchange Impact and the impact of channel closures.

The decrease in other operating expenses was due to the realignment of certain costs primarily to selling, general and administrative costs, lower technology and distribution costs and a favorable Foreign Exchange Impact.

Selling, general administrative and other costs increased $70 million, to $2,641 million from $2,571 million. The increase includes the realignment of certain costs previously primarily reported in other operating expenses and higher labor-related costs, partially offset by lower marketing costs.

Equity in the Income of Investees

Income from equity investees decreased $93 million, to $690 million from $783 million, due to lower income from A+E attributable to decreases in advertising and affiliate revenue, partially offset by higher program sales income.

Operating Income from Linear Networks

Operating income decreased 21%, to $4,119 million from $5,198 million due to lower results both domestically and internationally.

The following table provides supplemental revenue and operating income detail for Linear Networks:

($ in millions)	2023		2022		% Change Better (Worse)	
Supplemental revenue detail						
Domestic	$	**9,406**	$	10,073	(7)	%
International		**2,295**		2,755	(17)	%
	$	**11,701**	$	12,828	(9)	%
Supplemental operating income detail						
Domestic	$	**2,735**	$	3,358	(19)	%
International		**694**		1,057	(34)	%
Equity in the income of investees		**690**		783	(12)	%
	$	**4,119**	$	5,198	(21)	%

Direct-to-Consumer

Operating results for Direct-to-Consumer are as follows:

($ in millions)	2023		2022	% Change Better (Worse)
Revenues				
Subscription fees	$	**16,420**	$ 14,178	16 %
Advertising		**3,260**	3,614	(10) %
Other		**206**	183	13 %
Total revenues		**19,886**	17,975	11 %
Operating expenses		**(17,859)**	(15,641)	(14) %
Selling, general, administrative and other		**(4,168)**	(5,395)	23 %
Depreciation and amortization		**(355)**	(363)	2 %
Operating Loss	$	**(2,496)**	$ (3,424)	27 %

Revenues

The increase in subscription fees reflected increases of 11% from more subscribers, due to growth at Disney+ Core and, to a lesser extent, Hulu, and 7% from higher average rates due to increases in retail pricing, partially offset by a decrease of 2% from an unfavorable Foreign Exchange Impact.

Lower advertising revenue reflected a decrease of 9% from fewer impressions due to declines at Hulu and, to a lesser extent, at Disney+, partially offset by growth of 2% from higher rates at Hulu. The decrease in impressions at Disney+ was due to the comparison to Indian Premier League (IPL) cricket programming on Disney+ Hotstar in the prior year, as we did not renew the digital rights beginning with the 2023 season. The decrease was partially offset by the U.S. launch of ad-supported Disney+ in the first quarter of the current fiscal year.

The following table presents additional information about Disney+ and Hulu[1].

Paid subscribers[1] as of:

(in millions)	September 30, 2023	October 1, 2022	% Change Better (Worse)
Disney+			
Domestic (U.S. and Canada)	**46.5**	46.4	— %
International (excluding Disney+ Hotstar)[1]	**66.1**	56.5	17 %
Disney+ Core[2]	**112.6**	102.9	9 %
Disney+ Hotstar	**37.6**	61.3	(39) %
Hulu			
SVOD Only	**43.9**	42.8	3 %
Live TV + SVOD	**4.6**	4.4	5 %
Total Hulu[2]	**48.5**	47.2	3 %

Average Monthly Revenue Per Paid Subscriber[1] for the fiscal year ended:

	2023	2022	% Change Better (Worse)
Disney+			
Domestic (U.S. and Canada)	$ 6.97	$ 6.34	10 %
International (excluding Disney+ Hotstar)[1]	5.93	6.10	(3) %
Disney+ Core	6.39	6.22	3 %
Disney+ Hotstar	0.66	0.88	(25) %
Hulu			
SVOD Only	12.17	12.72	(4) %
Live TV + SVOD	90.52	87.62	3 %

[1] See discussion on page 66—DTC Product Descriptions, Key Definitions and Supplemental Information

[2] Total may not equal the sum of the column due to rounding.

Domestic Disney+ average monthly revenue per paid subscriber increased from $6.34 to $6.97 due to an increase in average retail pricing and higher advertising revenue, partially offset by a higher mix of subscribers to multi-product offerings.

International Disney+ (excluding Disney+ Hotstar) average monthly revenue per paid subscriber decreased from $6.10 to $5.93 due to a higher mix of subscribers from lower-priced markets and an unfavorable Foreign Exchange Impact, partially offset by an increase in average retail pricing, a lower mix of wholesale subscribers and an increase in wholesale pricing.

Disney+ Hotstar average monthly revenue per paid subscriber decreased from $0.88 to $0.66 due to lower advertising revenue, partially offset by a lower mix of wholesale subscribers.

Hulu SVOD Only average monthly revenue per paid subscriber decreased from $12.72 to $12.17 due to lower advertising revenue, a higher mix of subscribers to multi-product offerings and lower per-subscriber premium and feature add-on revenue, partially offset by an increase in average retail pricing.

Hulu Live TV + SVOD average monthly revenue per paid subscriber increased from $87.62 to $90.52 due to an increase in average retail pricing, partially offset by lower advertising revenue, a higher mix of subscribers to multi-product offerings and lower per-subscriber premium and feature add-on revenue.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2023	2022	% Change Better (Worse)
Programming and production costs			
Disney+	$ (5,674)	$ (4,466)	(27) %
Hulu	(8,265)	(7,564)	(9) %
Other	(20)	(25)	20 %
Total programming and production costs	(13,959)	(12,055)	(16) %
Other operating expense	(3,900)	(3,586)	(9) %
	$ (17,859)	$ (15,641)	(14) %

The increase in programming and production costs at Disney+ was attributable to more content provided on the service and higher costs per hour of non-sports content available on the service, partially offset by a decrease in sports programming costs reflecting the comparison to IPL cricket programming in the prior year.

The increase in programming and production costs at Hulu was due to higher subscriber-based fees for programming the Live TV service and higher costs per hour of content available on the service. Higher subscriber-based fees for programming the Live TV service resulted from rate increases and an increase in the number of subscribers.

Other operating expenses increased primarily due to higher technology and distribution costs at Disney+.

Selling, general, administrative and other costs decreased $1,227 million, to $4,168 million from $5,395 million, primarily attributable to lower marketing costs at Disney+ and, to a lesser extent, Hulu.

Operating Loss from Direct-to-Consumer

Operating loss from Direct-to-Consumer decreased $928 million, to $2,496 million from $3,424 million due to a lower loss at Disney+ and, to a lesser extent, higher operating income at Hulu.

Content Sales/Licensing and Other

Operating results for Content Sales/Licensing and Other are as follows:

($ in millions)	2023	2022	% Change Better (Worse)
Revenues			
TV/VOD distribution	$ 2,618	$ 3,520	(26) %
Theatrical distribution	3,174	1,875	69 %
Home entertainment distribution	931	1,083	(14) %
Other	2,325	2,288	2 %
Total revenues	9,048	8,766	3 %
Operating expenses	(6,280)	(5,508)	(14) %
Selling, general, administrative and other	(2,595)	(2,610)	1 %
Depreciation and amortization	(347)	(296)	(17) %
Equity in the income (loss) of investees	(5)	—	nm
Operating Income (Loss)	$ (179)	$ 352	nm

Revenues

The decrease in TV/VOD distribution revenue was due to lower sales volumes of both episodic and film content, in part driven by the impact of the shift from licensing our content to third parties to distributing it on our Entertainment Direct-to-Consumer streaming services.

The increase in theatrical distribution revenue was due to the performance of *Avatar: The Way of Water* in the current year. The current year also included the Marvel titles: *Black Panther: Wakanda Forever; Guardians of the Galaxy Vol. 3;* and *Ant-Man and the Wasp: Quantumania*, the Disney live action title: *The Little Mermaid,* the Lucasfilm title: *Indiana Jones and the Dial of Destiny* and two animation titles. The prior year included the Marvel titles: *Doctor Strange in the Multiverse of Madness; Thor: Love and Thunder; Eternals;* and the co-produced title *Spider-Man: No Way Home*, along with two animation titles.

The decrease in home entertainment distribution revenue was due to lower sales volumes.

The increase in other revenue was due to higher revenue from stage plays, resulting from improved performance, partially offset by an unfavorable Foreign Exchange Impact.

Operating expenses are as follows:

($ in millions)	2023	2022	% Change Better (Worse)
Programming and production costs	$ (5,383)	$ (4,688)	(15) %
Distribution costs and cost of goods sold	(897)	(820)	(9) %
	$ (6,280)	$ (5,508)	(14) %

The increase in programming and production costs was due to higher production cost amortization attributable to the increase in theatrical revenue, partially offset by a decrease as a result of lower TV/VOD distribution revenues.

Higher distribution costs and cost of goods sold were due to the realignment of certain costs previously reported in general and administrative costs and increased theatrical distribution costs.

Selling, general, administrative and other costs decreased $15 million, to $2,595 million from $2,610 million, due to the realignment of certain costs to distribution costs and cost of goods sold, a favorable Foreign Exchange Impact and lower home entertainment overhead and marketing costs, largely offset by higher theatrical marketing costs.

Depreciation and amortization increased $51 million, to $347 million from $296 million, primarily due to increased investment in technology assets.

Operating Income (Loss) from Content Sales/Licensing and Other

Operating results from Content Sales/Licensing and Other decreased $531 million, to a loss of $179 million from income of $352 million, primarily due to lower TV/VOD distribution results.

Items Excluded from Segment Operating Income Related to Entertainment

The following table presents supplemental information for items related to Entertainment that are excluded from segment operating income:

($ in millions)		2023		2022	% Change Better (Worse)
Restructuring and impairment charges[1]	$	(3,431)	$	(228)	>(100) %
TFCF and Hulu acquisition amortization[2]		(1,602)		(1,946)	18 %
Content License Early Termination		—		(1,023)	100 %
Gain on sale of a business		28		—	nm

[1] Fiscal 2023 includes $2,521 million for the Content Impairment Charge (net of the A+E gain), $425 million for a goodwill impairment, $248 million of severance, a $141 million impairment of an equity investment and $96 million primarily related to exiting our businesses in Russia. Fiscal 2022 includes impairments of assets related to exiting our businesses in Russia.

[2] In fiscal 2023, amortization of step-up on film and television costs was $439 million and amortization of intangible assets was $1,151 million. In fiscal 2022, amortization of step-up on film and television costs was $634 million and amortization of intangible assets was $1,300 million.

Sports

Operating results for Sports are as follows:

($ in millions)		2023		2022	% Change Better (Worse)
Revenues					
Affiliate fees	$	10,590	$	10,796	(2) %
Advertising		3,920		4,370	(10) %
Subscription fees		1,517		1,113	36 %
Other		1,084		991	9 %
Total revenues		17,111		17,270	(1) %
Operating expenses		(13,314)		(13,084)	(2) %
Selling, general, administrative and other		(1,314)		(1,441)	9 %
Depreciation and amortization		(73)		(90)	19 %
Equity in the income of investees		55		55	— %
Operating Income	$	2,465	$	2,710	(9) %

Revenues

Affiliate fees are as follows:

($ in millions)		2023		2022	% Change Better (Worse)
ESPN					
Domestic	$	9,267	$	9,437	(2) %
International		1,051		1,084	(3) %
		10,318		10,521	(2) %
Star (India)		272		275	(1) %
	$	10,590	$	10,796	(2) %

The decrease in domestic ESPN affiliate fees was due to decreases of 7% from fewer subscribers and 1% from the temporary suspension of carriage with an affiliate, partially offset by an increase of 5% from higher contractual rates.

Lower international ESPN affiliate fees were attributable to decreases of 14% from an unfavorable Foreign Exchange Impact and 3% from fewer subscribers, partially offset by an increase of 14% from higher contractual rates.

Advertising revenue is as follows:

($ in millions)	2023	2022	% Change Better (Worse)
ESPN			
Domestic	$ 3,413	$ 3,424	— %
International	189	173	9 %
	3,602	3,597	— %
Star (India)	318	773	(59) %
	$ 3,920	$ 4,370	(10) %

Domestic ESPN advertising revenue was comparable to the prior year reflecting a modest decrease in rates, largely offset by a slight increase in impressions.

The increase in international ESPN advertising revenue was due to an increase of 16% from higher impressions, partially offset by a decrease of 6% from an unfavorable Foreign Exchange Impact. The increase in impressions was attributable to higher average viewership.

Lower Star advertising revenue was due to decreases of 38% from fewer impressions, 14% from lower rates and 7% from an unfavorable Foreign Exchange Impact. Fewer impressions reflected a decrease in average units delivered and, to a lesser extent, fewer IPL matches aired in the current year compared to the prior year as matches from the 2021 season shifted into fiscal 2022 due to COVID-19.

Growth in subscription fees reflected increases of 19% from higher rates and 18% from more subscribers.

The increase in other revenue was primarily due to higher fees received for programming ESPN on ABC.

The following table presents additional information about ESPN+:

	September 30, 2023	October 1, 2022	% Change Better (Worse)
Paid subscribers at fiscal year end (in millions)	26.0	24.3	7 %
Average Monthly Revenue per Paid Subscriber for the fiscal year	$ 5.49	$ 4.80	14 %

ESPN+ average monthly revenue per paid subscriber increased from $4.80 to $5.49 due to an increase in retail pricing, partially offset by a higher mix of subscribers to multi-product offerings.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2023	2022	% Change Better (Worse)
Programming and production costs			
ESPN			
Domestic	$ (10,221)	$ (10,003)	(2) %
International	(1,127)	(998)	(13) %
	(11,348)	(11,001)	(3) %
Star (India)	(1,025)	(1,284)	20 %
	(12,373)	(12,285)	(1) %
Other operating expenses	(941)	(799)	(18) %
	$ (13,314)	$ (13,084)	(2) %

The increase in domestic ESPN programming and production costs was due to contractual rate increases for NBA and College Football Playoffs (CFP) programming, new motor sports programming and higher costs for NFL and Ultimate Fighting Championship (UFC) programming. These increases were partially offset by lower costs for college football programming (excluding CFP) due to the non-renewal of certain contracts. NFL programming costs increased as a result of airing one additional regular season game on our linear networks in the current year compared to the prior year, partially offset by lower costs per game. The increase in UFC programming costs was due to airing two more events in the current year compared to the prior year and higher contractual rates.

Higher international ESPN programming and production costs were driven by the impact of inflation on soccer rights costs and production costs, partially offset by a favorable Foreign Exchange Impact.

The decrease in Star programming and production costs was due to lower costs for cricket programming and a favorable Foreign Exchange Impact. The decrease in cricket programming costs was attributable to fewer IPL matches in the current year compared to prior year and lower average costs per match for IPL and International Cricket Council (ICC) T20 World Cup matches.

Other operating expenses increased $142 million, to $941 million from $799 million, driven by higher technology and distribution costs and the realignment of certain costs previously reported in selling, general and administrative costs.

Selling, general, administrative and other costs decreased $127 million, to $1,314 million from $1,441 million, due to lower marketing spend and a realignment of certain costs to other operating expenses.

Operating Income

Operating income decreased 9%, to $2,465 million from $2,710 million due to decreases at Star and international ESPN, partially offset by an increase at domestic ESPN.

The following table provides supplemental revenue and operating income detail for Sports:

($ in millions)		2023		2022	% Change Better (Worse)
Supplemental revenue detail					
ESPN					
Domestic	$	**14,945**	$	14,636	2 %
International		**1,437**		1,434	— %
		16,382		16,070	2 %
Star (India)		**729**		1,200	(39) %
	$	**17,111**	$	17,270	(1) %
Supplemental operating income (loss) detail					
ESPN					
Domestic	$	**2,881**	$	2,814	2 %
International		**(39)**		78	nm
		2,842		2,892	(2) %
Star (India)		**(432)**		(237)	(82) %
Equity in the income of investees		**55**		55	— %
	$	**2,465**	$	2,710	(9) %

Items Excluded from Segment Operating Income Related to Sports

The following table presents supplemental information for items related to Sports that are excluded from segment operating income:

($ in millions)		2023		2022	% Change Better (Worse)
TFCF acquisition amortization[1]	$	**(388)**	$	(399)	3 %
Restructuring and impairment charges[2]		**(346)**		(1)	>(100) %

[1] Represents amortization of intangible assets.

[2] Fiscal 2023 includes $296 million for a goodwill impairment and $50 million for severance.

Experiences

Operating results for Experiences are as follows:

($ in millions)	2023	2022	% Change Better (Worse)
Revenues			
Theme park admissions	$ 10,423	$ 8,602	21 %
Resorts and vacations	7,949	6,410	24 %
Parks & Experiences merchandise, food and beverage	7,712	6,579	17 %
Merchandise licensing and retail	4,358	4,609	(5) %
Parks licensing and other	2,107	1,885	12 %
Total revenues	32,549	28,085	16 %
Operating expenses	(17,129)	(14,936)	(15) %
Selling, general, administrative and other	(3,675)	(3,403)	(8) %
Depreciation and amortization	(2,789)	(2,451)	(14) %
Equity in the loss of investees	(2)	(10)	80 %
Operating Income	$ 8,954	$ 7,285	23 %

Revenues

The increase in theme park admissions revenue was due to increases of 12% from attendance growth and 10% from higher average per capita ticket revenue.

Growth in resorts and vacations revenue was due to increases of 14% from additional passenger cruise days, 4% from higher occupied hotel room nights and 3% growth from guided tours.

Parks & Experiences merchandise, food and beverage revenue growth was attributable to increases of 12% from higher volumes and 3% from higher average guest spending.

Lower merchandise licensing and retail revenue was due to decreases of 2% from licensing, 2% from retail and 1% from an unfavorable Foreign Exchange Impact. The decrease in licensing revenue was due to lower sales of merchandise based on Star Wars, Frozen, Toy Story and Mickey and Friends, partially offset by higher minimum guarantee shortfall recognition. Lower retail revenue was primarily due to a decrease in online sales.

The increase in parks licensing and other revenue was attributable to an increase in royalties from Tokyo Disney Resort and higher co-branding and sponsorship revenues, partially offset by lower real estate sales.

In addition to revenue, costs and operating income, management uses the following key metrics to analyze trends and evaluate the overall performance of our theme parks and resorts, and we believe these metrics are useful to investors in analyzing the business:

	Domestic		International[1]		Total	
	2023	2022	2023	2022	2023	2022
Parks						
Increase (decrease)						
Attendance[2]	6 %	>100 %	55 %	54 %	17 %	87 %
Per Capita Guest Spending[3]	3 %	13 %	21 %	24 %	2 %	18 %
Hotels						
Occupancy[4]	85 %	82 %	74 %	56 %	83 %	76 %
Available Room Nights (in thousands)[5]	10,096	10,073	3,178	3,179	13,274	13,252
Change in Per Room Guest Spending[6]	— %	19 %	14 %	(7) %	1 %	15 %

[1] Per capita guest spending growth rate and per room guest spending growth rate exclude the impact of changes in foreign currency exchange rates.

[2] Attendance is used to analyze volume trends at our theme parks and is based on the number of unique daily entries, i.e. a person visiting multiple theme parks in a single day is counted only once. Our attendance count includes

complimentary entries but excludes entries by children under the age of three.

[3] Per capita guest spending is used to analyze guest spending trends and is defined as total revenue from ticket sales and sales of food, beverage and merchandise in our theme parks, divided by total theme park attendance.

[4] Occupancy is used to analyze the usage of available capacity at hotels and is defined as the number of room nights occupied by guests as a percentage of available hotel room nights.

[5] Available hotel room nights are defined as the total number of room nights that are available at our hotels and at DVC properties located at our theme parks and resorts that are not utilized by DVC members. Available hotel room nights include rooms temporarily taken out of service.

[6] Per room guest spending is used to analyze guest spending at our hotels and is defined as total revenue from room rentals and sales of food, beverage and merchandise at our hotels, divided by total occupied hotel room nights. In the current year, the Company revised its method of allocating revenue on the sales of Disneyland Paris vacation packages between hotel room revenue and admissions revenue. The new method resulted in a decrease in the percentage of revenue allocated to hotel rooms. If we had applied the new method in the prior year, the impact would have been a decrease of approximately $50 million in the prior year.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2023		2022	% Change Better (Worse)
Operating labor	$ (7,550)	$	(6,577)	(15) %
Infrastructure costs	(3,127)		(2,766)	(13) %
Cost of goods sold and distribution costs	(3,357)		(2,938)	(14) %
Other operating expenses	(3,095)		(2,655)	(17) %
	$ (17,129)	$	(14,936)	(15) %

The increase in operating labor was due to inflation, higher volumes and increased costs for new guest offerings. Higher cost of goods sold and distribution costs were due to increased volumes, while the increase in infrastructure costs was due to higher operations support costs, increased costs for new guest offerings and higher technology spending. Other operating expenses increased due to higher volumes and inflation.

Selling, general, administrative and other costs increased $272 million from $3,403 million to $3,675 million, driven by higher marketing spend and a loss on the disposal of our ownership interest in Villages Nature.

Depreciation and amortization increased $338 million from $2,451 million to $2,789 million, due to accelerated depreciation related to the closure of Star Wars: Galactic Starcruiser and depreciation for the *Disney Wish*, which launched in the fourth quarter of the prior year.

Segment Operating Income

Segment operating income increased $1,669 million, to $8,954 million due to growth at our international and domestic parks and experiences, partially offset by a decrease at our consumer products business.

The following table presents supplemental revenue and operating income detail for the Experiences segment:

($ in millions)	2023		2022	% Change Better (Worse)
Supplemental revenue detail				
Parks & Experiences				
Domestic	$ 22,677	$	20,131	13 %
International	5,475		3,297	66 %
Consumer Products	4,397		4,657	(6) %
	$ 32,549	$	28,085	16 %
Supplemental operating income (loss) detail				
Parks & Experiences				
Domestic	$ 5,876	$	5,332	10 %
International	1,104		(237)	nm
Consumer Products	1,974		2,190	(10) %
	$ 8,954	$	7,285	23 %

Items Excluded from Segment Operating Income Related to Experiences

The following table presents supplemental information for items related to Experiences that are excluded from segment operating income:

($ in millions)	2023	2022	% Change Better (Worse)
Charge related to a legal ruling	$ (101)	$ —	nm
Restructuring and impairment charges[1]	(25)	—	nm
TFCF acquisition amortization	(8)	(8)	— %

[1] Charges for the current year were due to severance.

BUSINESS SEGMENT RESULTS - 2022 vs. 2021

The following table presents revenues from our operating segments and other components of revenues:

($ in millions)	2022	2021	% Change Better (Worse)
Entertainment	$ 39,569	$ 36,489	8 %
Sports	17,270	15,960	8 %
Experiences	28,085	15,961	76 %
Eliminations	(1,179)	(992)	(19) %
Content License Early Termination	(1,023)	—	nm
Revenues	$ 82,722	$ 67,418	23 %

The following table presents income (loss) from our operating segments and other components of income from continuing operations before income taxes:

($ in millions)	2022	2021	% Change Better (Worse)
Entertainment operating income	$ 2,126	$ 5,196	(59) %
Sports operating income	2,710	2,690	1 %
Experiences operating income (loss)	7,285	(120)	nm
Content License Early Termination	(1,023)	—	nm
Corporate and unallocated shared expenses	(1,159)	(928)	(25) %
Restructuring and impairment charges	(237)	(654)	64 %
Other income (expense), net	(667)	201	nm
Interest expense, net	(1,397)	(1,406)	1 %
TFCF and Hulu acquisition amortization	(2,353)	(2,418)	3 %
Income from continuing operations before income taxes	$ 5,285	$ 2,561	>100 %

Entertainment

Revenue and operating results for Entertainment are as follows:

($ in millions)	2022	2021	% Change Better (Worse)
Revenues:			
Linear Networks	$ 12,828	$ 13,516	(5) %
Direct-to-Consumer	17,975	15,036	20 %
Content Sales/Licensing and Other	8,766	7,937	10 %
	$ 39,569	$ 36,489	8 %
Operating income (loss):			
Linear Networks	$ 5,198	$ 5,271	(1) %
Direct-to-Consumer	(3,424)	(1,252)	>(100) %
Content Sales/Licensing and Other	352	1,177	(70) %
	$ 2,126	$ 5,196	(59) %

Linear Networks

Operating results for Linear Networks are as follows:

($ in millions)		2022		2021	% Change Better (Worse)
Revenues					
Affiliate fees	$	7,739	$	8,043	(4) %
Advertising		4,877		5,215	(6) %
Other		212		258	(18) %
Total revenues		12,828		13,516	(5) %
Operating expenses		(5,777)		(6,250)	8 %
Selling, general, administrative and other		(2,571)		(2,647)	3 %
Depreciation and amortization		(65)		(78)	17 %
Equity in the income of investees		783		730	7 %
Operating Income	$	5,198	$	5,271	(1) %

Revenues

Affiliate fees are as follows:

($ in millions)		2022		2021	% Change Better (Worse)
Domestic	$	6,257	$	6,045	4 %
International		1,482		1,998	(26) %
	$	7,739	$	8,043	(4) %

Growth in domestic affiliate fees was due to an increase of 7% from higher contractual rates, partially offset by a decrease of 3% from fewer subscribers.

The decline in international affiliate fees was due to decreases of 17% from fewer subscribers driven by channel closures, 5% from an unfavorable Foreign Exchange Impact and 2% from lower contractual rates.

Advertising revenue is as follows:

($ in millions)		2022		2021	% Change Better (Worse)
Domestic	$	3,716	$	4,021	(8) %
International		1,161		1,194	(3) %
	$	4,877	$	5,215	(6) %

The decline in domestic advertising revenue was due to a decrease of 14% from fewer impressions, reflecting lower average viewership, partially offset by an increase of 7% from higher rates.

Lower international advertising revenue reflected decreases of 8% from an unfavorable Foreign Exchange Impact and 6% from fewer impressions driven by channel closures, partially offset by an increase of 12% from higher rates.

Costs and Expenses

Operating expenses are as follows:

($ in millions)		2022		2021	% Change Better (Worse)
Programming and production costs					
Domestic	$	(3,894)	$	(3,940)	1 %
International		(796)		(1,165)	32 %
		(4,690)		(5,105)	8 %
Other operating expenses		(1,087)		(1,145)	5 %
	$	(5,777)	$	(6,250)	8 %

The decrease in domestic programming and production costs was due to a lower cost mix of programming at FX Channels, partially offset by an increase in programming and production costs at the ABC Network. The increase at the ABC Network was due to higher costs for non-primetime news programming and an increase in programming fees for ESPN on ABC, partially offset by a lower cost mix of primetime programming.

Lower international programming and production costs were due to the impact of channel closures and, to a lesser extent, a favorable Foreign Exchange Impact.

Selling, general administrative and other costs decreased $76 million, to $2,571 million from $2,647 million, due to lower marketing costs.

Equity in the Income of Investees

Income from equity investees increased $53 million, to $783 million from $730 million, due to higher income from A+E and the comparison to impairments in fiscal 2021. The increase at A+E resulted from lower programming costs, partially offset by decreases in affiliate and advertising revenue and higher marketing costs.

Operating Income from Linear Networks

Operating income decreased 1%, to $5,198 million from $5,271 million due to lower domestic results, partially offset by higher income from our equity investees and an increase in international results.

The following table provides supplemental revenue and operating income detail for Linear Networks:

($ in millions)	2022		2021		% Change Better (Worse)
Supplemental revenue detail					
Domestic	$	10,073	$	10,223	(1) %
International		2,755		3,293	(16) %
	$	12,828	$	13,516	(5) %
Supplemental operating income detail					
Domestic	$	3,358	$	3,537	(5) %
International		1,057		1,004	5 %
Equity in the income of investees		783		730	7 %
	$	5,198	$	5,271	(1) %

Direct-to-Consumer

Operating results for Direct-to-Consumer are as follows:

($ in millions)	2022		2021		% Change Better (Worse)
Revenues					
Subscription fees	$	14,178	$	11,295	26 %
Advertising		3,614		3,284	10 %
Other		183		457	(60) %
Total revenues		17,975		15,036	20 %
Operating expenses		(15,641)		(11,906)	(31) %
Selling, general, administrative and other		(5,395)		(4,067)	(33) %
Depreciation and amortization		(363)		(315)	(15) %
Operating Loss	$	(3,424)	$	(1,252)	>(100) %

Revenues

Higher subscription fees reflected increases of 18% from subscriber growth and 9% from higher average rates due to increases in retail pricing, partially offset by a decrease of 2% from an unfavorable Foreign Exchange Impact.

Advertising revenue growth reflected increases of 7% from higher rates due to increases at Hulu, and to a lesser extent, at Disney+, and 3% from higher impressions primarily attributable to Disney+ Hotstar. The increase in impressions at Disney+ Hotstar was primarily due to airing the ICC T20 World Cup and Asia Cricket Council (ACC) Asia Cup in fiscal 2022, neither of which were aired in fiscal 2021. The ICC T20 World Cup generally occurs every two years and was not held in fiscal 2021 due to COVID-19. The ACC Asia Cup was rescheduled from fiscal 2020 to fiscal 2022 as a result of COVID-19.

The decrease in other revenue was due to Disney+ Premier Access revenue in fiscal 2021 compared to none in fiscal 2022, partially offset by a favorable Foreign Exchange Impact. Disney+ Premier Access titles in fiscal 2021 included *Black Widow*, *Raya and the Last Dragon, Jungle Cruise* and *Cruella*.

The following table presents additional information about our Disney+ and Hulu product offerings.

Paid subscribers as of:

(in millions)	October 1, 2022	October 2, 2021	% Change Better (Worse)
Disney+			
Domestic (U.S. and Canada)	46.4	38.8	20 %
International (excluding Disney+ Hotstar)	56.5	36.0	57 %
Disney+ Core[1]	102.9	74.8	38 %
Disney+ Hotstar	61.3	43.3	42 %
Hulu			
SVOD Only	42.8	39.7	8 %
Live TV + SVOD	4.4	4.0	10 %
Total Hulu[1]	47.2	43.7	8 %

Average Monthly Revenue Per Paid Subscriber for the fiscal year ended:

	2022	2021	% Change Better (Worse)
Disney+			
Domestic (U.S. and Canada)	$ 6.34	$ 6.33	— %
International (excluding Disney+ Hotstar)	6.10	5.31	15 %
Disney+ Core	6.22	5.87	6 %
Disney+ Hotstar	0.88	0.68	29 %
Hulu			
SVOD Only	12.72	12.86	(1) %
Live TV + SVOD	87.62	81.35	8 %

[1] Total may not equal the sum of the column due to rounding

Domestic Disney+ average monthly revenue per paid subscriber was comparable to fiscal 2021, as an increase in retail pricing and a lower mix of wholesale subscribers was essentially offset by a higher mix of subscribers to multi-product offerings.

International Disney+ (excluding Disney+ Hotstar) average monthly revenue per paid subscriber increased from $5.31 to $6.10 due to an increase in average retail pricing, partially offset by an unfavorable Foreign Exchange Impact.

Disney+ Hotstar average monthly revenue per paid subscriber increased from $0.68 to $0.88 driven by higher advertising revenue and increases in retail pricing, partially offset by a higher mix of wholesale subscribers.

Hulu SVOD Only average monthly revenue per paid subscriber decreased from $12.86 to $12.72 driven by lower per-subscriber advertising revenue, a higher mix of subscribers to multi-product offerings and, to a lesser extent, to promotional offerings, partially offset by an increase in average retail pricing.

Hulu Live TV + SVOD average monthly revenue per paid subscriber increased from $81.35 to $87.62 driven by an increase in average retail pricing and higher advertising revenue, partially offset by a higher mix of subscribers to multi-product offerings.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2022	2021	% Change Better (Worse)
Programming and production costs			
Disney+	$ (4,466)	$ (2,536)	(76) %
Hulu	(7,564)	(6,680)	(13) %
Other	(25)	(31)	19 %
Total programming and production costs	(12,055)	(9,247)	(30) %
Other operating expense	(3,586)	(2,659)	(35) %
	$ (15,641)	$ (11,906)	(31) %

The increase in programming and production costs at Disney+ was attributable to more content provided on the service and, to a lesser extent, higher average cost programming, which reflected an increased mix of original content.

The increase in programming and production costs at Hulu was due to more content provided on the service and higher subscriber-based fees for programming the Live TV service, which reflected rate increases and an increase in the number of subscribers.

Other operating expenses increased due to higher technology and distribution costs at Disney+ reflecting growth in existing markets and, to a lesser extent, expansion to new markets.

Selling, general, administrative and other costs increased $1,328 million, to $5,395 million from $4,067 million, attributable to higher marketing costs.

Depreciation and amortization increased $48 million, to $363 million from $315 million, primarily due to increased investment in technology assets at Disney+.

Operating Loss from Direct-to-Consumer

Operating loss from Direct-to-Consumer increased $2,172 million, to $3,424 million from $1,252 million due to a higher loss at Disney+ and, to a lesser extent, lower operating income at Hulu.

Content Sales/Licensing and Other

Operating results for Content Sales/Licensing and Other are as follows:

($ in millions)	2022	2021	% Change Better (Worse)
Revenues			
TV/VOD distribution	$ 3,520	$ 3,925	(10) %
Theatrical distribution	1,875	920	>100 %
Home entertainment distribution	1,083	1,297	(16) %
Other	2,288	1,795	27 %
Total revenues	8,766	7,937	10 %
Operating expenses	(5,508)	(4,536)	(21) %
Selling, general, administrative and other	(2,610)	(1,944)	(34) %
Depreciation and amortization	(296)	(294)	(1) %
Equity in the income of investees	—	14	(100) %
Operating Income	$ 352	$ 1,177	(70) %

Revenues

The decrease in TV/VOD distribution revenue reflected lower sales volumes, which included the impact of the shift from licensing our content to third parties to distributing it on our Entertainment Direct-to-Consumer streaming services.

The increase in theatrical distribution revenue was due to more titles released in fiscal 2022 compared to fiscal 2021 and revenue in fiscal 2022 from the co-production of Marvel's *Spider-Man: No Way Home*. Although COVID-19 continued to impact our theatrical distribution business in certain markets in fiscal 2022, the impact in fiscal 2021 was more significant. Titles released in fiscal 2022 included *Doctor Strange in The Multiverse of Madness*, *Thor: Love and Thunder*, *Eternals*,

Encanto and *Lightyear.* Titles released in fiscal 2021 included *Shang-Chi and the Legend of the Ten Rings*, *Black Widow* and *Free Guy*.

The decrease in home entertainment distribution revenue was attributable to lower unit sales despite the benefit of more new release titles in fiscal 2022. Net effective pricing was comparable to fiscal 2021 as lower unit pricing was offset by a higher mix of new release titles, which have a higher sales price than catalog titles.

The increase in other revenue was due to more stage play performances in fiscal 2022 as productions were generally shut down in fiscal 2021 due to COVID-19.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2022	2021	% Change Better (Worse)
Programming and production costs	$ (4,688)	$ (3,770)	(24) %
Distribution costs and cost of goods sold	(820)	(766)	(7) %
	$ (5,508)	$ (4,536)	(21) %

The increase in programming and production costs was due to higher production cost amortization driven by more theatrical releases, the increased number of stage play performances in fiscal 2022 and higher film cost impairments.

The increase in distribution costs and cost of goods sold was primarily due to increased theatrical distribution costs.

Selling, general, administrative and other costs increased $666 million, to $2,610 million from $1,944 million, due to higher theatrical marketing costs as more titles were released in fiscal 2022 compared to fiscal 2021.

Operating Income from Content Sales/Licensing and Other

Operating income from Content Sales/Licensing and Other decreased 70% to $352 million from $1,177 million, due to lower TV/VOD and home entertainment distribution results, higher film cost impairments and lower theatrical distribution results, partially offset by higher stage play results.

Items Excluded from Segment Operating Income Related to Entertainment

The following table presents supplemental information for items related to Entertainment that are excluded from segment operating income:

($ in millions)	2022	2021	% Change Better (Worse)
TFCF and Hulu acquisition amortization[1]	$ (1,946)	$ (2,006)	3 %
Content License Early Termination	(1,023)	—	nm
Restructuring and impairment charges[2]	(228)	(300)	24 %
German FTA gain	—	126	(100) %

[1] In fiscal 2022, amortization of step-up on film and episodic costs was $634 million and amortization of intangible assets was $1,300 million. In fiscal 2021, amortization of step-up on film and episodic costs was $646 million and amortization of intangible assets was $1,345 million.

[2] Fiscal 2022 includes impairments of assets related to exiting our businesses in Russia. Fiscal 2021 includes impairments and severance costs related to the closure of an animation studio and severance costs and contract termination charges in connection with the integration of TFCF.

Sports

Operating results for Sports are as follows:

($ in millions)		2022		2021	% Change Better (Worse)
Revenues					
Affiliate fees	$	10,796	$	10,609	2 %
Advertising		4,370		3,720	17 %
Subscription fees		1,113		725	54 %
Other		991		906	9 %
Total revenues		17,270		15,960	8 %
Operating expenses		(13,084)		(11,986)	(9) %
Selling, general, administrative and other		(1,441)		(1,231)	(17) %
Depreciation and amortization		(90)		(104)	13 %
Equity in the income of investees		55		51	8 %
Operating Income	$	2,710	$	2,690	1 %

Revenues

Affiliate fees are as follows:

($ in millions)		2022		2021	% Change Better (Worse)
ESPN					
Domestic	$	9,437	$	9,199	3 %
International		1,084		1,114	(3) %
		10,521		10,313	2 %
Star (India)		275		296	(7) %
	$	10,796	$	10,609	2 %

The increase in domestic ESPN affiliate fees was primarily due to an increase of 5% from higher contractual rates, partially offset by a decrease of 4% from fewer subscribers.

The decrease in international ESPN affiliate fees was attributable to decreases of 8% from fewer subscribers driven by channel closures, and 7% from an unfavorable Foreign Exchange Impact, partially offset by an increase of 11% from higher contractual rates.

The decrease in Star affiliate fees was due to decreases of 5% from an unfavorable Foreign Exchange Impact and 1% from fewer subscribers.

Advertising revenue is as follows:

($ in millions)		2022		2021	% Change Better (Worse)
ESPN					
Domestic	$	3,424	$	2,981	15 %
International		173		150	15 %
		3,597		3,131	15 %
Star (India)		773		589	31 %
	$	4,370	$	3,720	17 %

The increase in domestic ESPN advertising revenue was due to increases of 11% from higher impressions and 5% from higher rates. The increase in impressions reflected higher average viewership and, to a lesser extent, an increase in units delivered.

Higher international ESPN advertising revenue was primarily due to increases of 11% from higher average viewership and 7% from higher rates, partially offset by a decrease of 6% from an unfavorable Foreign Exchange Impact.

Growth in Star advertising revenue was due to an increase of 37% from higher average viewership, partially offset by decreases of 3% from an unfavorable Foreign Exchange Impact and 3% from lower rates. The increase in average viewership reflected the airing of more cricket matches in fiscal 2022. Fiscal 2022 included the ICC T20 World Cup, more Board of Control for Cricket in India (BCCI) matches and the ACC Asia Cup, partially offset by fewer IPL matches compared to fiscal 2021. The ICC T20 World Cup and the ACC Asia Cup were not held in fiscal 2021. The increase in BCCI matches in fiscal 2022 was driven by COVID-19-related cancellations in fiscal 2021.

The increase in subscription fees was due to ESPN+ subscriber growth.

The increase in other revenue was due to higher sub-licensing fees and higher fees received for programming ESPN on ABC, partially offset by lower UFC pay-per-view fees due to lower average buys per event. The increase in sub-licensing fees was due to fees from ICC T20 World Cup matches in fiscal 2022 and higher fees from BCCI cricket matches.

The following table presents additional information about ESPN+.

(in millions)	October 1, 2022	October 2, 2021	% Change Better (Worse)
Paid subscribers at fiscal year end (in millions)	24.3	17.1	42 %
Average Monthly Revenue per Paid Subscriber for the fiscal year	$ 4.80	$ 4.57	5 %

ESPN+ average monthly revenue per paid subscriber increased from $4.57 to $4.80 primarily due to an increase in retail pricing, a lower mix of annual subscribers and higher advertising revenue, partially offset by a higher mix of subscribers to multi-product offerings.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2022	2021	% Change Better (Worse)
Programming and production costs			
ESPN			
Domestic	$ (10,003)	$ (9,370)	(7) %
International	(998)	(1,094)	9 %
	(11,001)	(10,464)	(5) %
Star (India)	(1,284)	(766)	(68) %
	(12,285)	(11,230)	(9) %
Other operating expenses	(799)	(756)	(6) %
	$ (13,084)	$ (11,986)	(9) %

The increase in domestic ESPN programming and production costs was due to new NHL programming, higher rights costs for NFL and CFP and an increase in production costs reflecting the return of ESPN-hosted events, which were canceled in fiscal 2021 due to COVID-19, and more ESPN films in fiscal 2022. These increases were partially offset by lower rights costs for MLB and NBA programming. Higher NFL programming costs were due to airing four additional regular season games in fiscal 2022 compared to fiscal 2021 and contractual rate increases. The increase in CFP rights costs was due to higher contractual rates. Lower MLB programming costs were due to airing 29 games of the 2022 regular season under our new contract and one 2021 season playoff game in fiscal 2022 compared to 92 games of the 2021 regular season in fiscal 2021. The decrease in NBA programming costs was due to the comparison to airing four games of the 2020 NBA Finals in the first quarter of fiscal 2021 due to COVID-19, partially offset by contractual rate increases. Fiscal 2021 also included the 2021 NBA Finals and fiscal 2022 included the 2022 NBA finals.

The decrease in international programming and production costs was due to channel closures in fiscal 2021, the impact of shifting exclusive soccer matches from Sports to Star+ in fiscal 2022 and a favorable Foreign Exchange Impact, partially offset by higher production costs.

The increase in Star programming and production costs was due to more cricket matches in fiscal 2022 and higher average costs per match for BCCI and IPL cricket matches.

Selling, general, administrative and other costs increased $210 million, to $1,441 million from $1,231 million, driven by higher marketing costs.

Operating Income

Operating income increased 1%, to $2,710 million from $2,690 million due to an increase at ESPN, partially offset by a decrease at Star.

The following table provides supplemental revenue and operating income (loss) detail for Sports:

($ in millions)		2022		2021	% Change Better (Worse)
Supplemental revenue detail					
ESPN					
Domestic	$	14,636	$	13,623	7 %
International		1,434		1,390	3 %
		16,070		15,013	7 %
Star (India)		1,200		947	27 %
	$	17,270	$	15,960	8 %
Supplemental operating income (loss) detail					
ESPN					
Domestic	$	2,814	$	2,610	8 %
International		78		(14)	nm
		2,892		2,596	11 %
Star (India)		(237)		43	nm
Equity in the income of investees		55		51	8 %
	$	2,710	$	2,690	1 %

Items Excluded from Segment Operating Income Related to Sports

The following table presents supplemental information for items related to Sports that are excluded from segment operating income:

(in millions)		2022		2021	% Change Better (Worse)
TFCF acquisition amortization[1]	$	**(399)**	$	(404)	1 %
Restructuring and impairment charges		**(1)**		(15)	93 %

  [1] Represents amortization of intangible assets.

Experiences

Operating results for Experiences are as follows:

($ in millions)		2022		2021	% Change Better (Worse)
Revenues					
Theme park admissions	$	8,602	$	3,848	>100 %
Resorts and vacations		6,410		2,701	>100 %
Parks & Experiences merchandise, food and beverage		6,579		3,299	99 %
Merchandise licensing and retail		4,609		4,650	(1) %
Parks licensing and other		1,885		1,463	29 %
Total revenues		28,085		15,961	76 %
Operating expenses		(14,936)		(10,799)	(38) %
Selling, general, administrative and other		(3,403)		(2,886)	(18) %
Depreciation and amortization		(2,451)		(2,377)	(3) %
Equity in the loss of investees		(10)		(19)	47 %
Operating Income (loss)	$	7,285	$	(120)	nm

COVID-19

Revenues at Experiences benefited from fewer closures and operating capacity restrictions in fiscal 2022 compared to fiscal 2021 as a result of COVID-19. The following table summarizes the approximate number of weeks of operations in fiscal 2022 and fiscal 2021:

	Weeks of Operation	
	2022	2021
Walt Disney World Resort	52	52
Disneyland Resort	52	22
Disneyland Paris	52	19
Hong Kong Disneyland Resort	37	40
Shanghai Disney Resort	37	52

Revenues

The increase in theme park admissions revenue was due to attendance growth and higher average per capita ticket revenue. Higher attendance reflected increases at Disneyland Resort, Walt Disney World Resort and, to a lesser extent, Disneyland Paris, partially offset by a decrease at Shanghai Disney Resort. Growth in average per capita ticket revenue was due to the introduction of Genie+ and Lightning Lane at our domestic parks in the first quarter of fiscal 2022 and higher average ticket prices at Walt Disney World Resort and Disneyland Paris, partially offset by lower average ticket prices at Disneyland Resort and Shanghai Disney Resort.

Growth in resorts and vacations revenue was primarily due to increases of 51% from higher occupied hotel room nights, 32% from an increase in passenger cruise days and 17% from higher average daily hotel room rates.

Parks & Experiences merchandise, food and beverage revenue growth was due to increases of 82% from higher volumes and 9% from higher average guest spending.

Merchandise licensing and retail revenue was comparable to the prior year, as a decrease of 8% from retail was offset by an increase of 8% from licensing. The decrease in retail revenues was due to the closure of a substantial number of Disney-branded retail stores in North America and Europe in the second half of fiscal 2021. The revenue growth at licensing was primarily due to higher sales of merchandise based on Mickey and Friends, Star Wars, *Encanto*, Spider-Man and Disney Princesses, partially offset by a decrease in revenues from merchandise based on Frozen.

The increase in parks licensing and other revenue was primarily due to higher sponsorship revenues and an increase in royalties from Tokyo Disney Resort.

In addition to revenue, costs and operating income, management uses the following key metrics to analyze trends and evaluate the overall performance of our theme parks and resorts, and we believe these metrics are useful to investors in analyzing the business:

	Domestic		International[1]		Total	
	2022	2021	2022	2021	2022	2021
Parks						
Increase (decrease)						
Attendance	>100 %	(17) %	54 %	(4) %	87 %	(14) %
Per Capita Guest Spending	13 %	17 %	24 %	(3) %	18 %	11 %
Hotels						
Occupancy	82 %	42 %	56 %	21 %	76 %	37 %
Available Room Nights (in thousands)	10,073	10,451	3,179	3,179	13,252	13,630
Change in Per Room Guest Spending[1]	19 %	1 %	(7) %	22 %	15 %	4 %

[1] In fiscal 2023, the Company revised its method of allocating revenue on the sales of Disneyland Paris vacation packages between hotel room revenue and admissions revenue. The new method resulted in a decrease in the percentage of revenue allocated to hotel rooms. If we had applied the new method in fiscal 2022, the impact would have been a decrease of approximately $50 million. There is no impact to fiscal 2021 due to this change.

Costs and Expenses

Operating expenses are as follows:

($ in millions)	2022	2021	% Change Better (Worse)
Operating labor	$ (6,577)	$ (4,711)	(40) %
Infrastructure costs	(2,766)	(2,308)	(20) %
Cost of goods sold and distribution costs	(2,938)	(2,086)	(41) %
Other operating expenses	(2,655)	(1,694)	(57) %
	$ (14,936)	$ (10,799)	(38) %

The increases in operating labor, cost of goods sold and distribution costs and other operating expenses were due to higher volumes, while the increase in infrastructure costs was due to higher volumes and increased technology spending.

Selling, general, administrative and other costs increased $517 million from $2,886 million to $3,403 million due to higher marketing spend and inflation.

Depreciation and amortization increased $74 million from $2,377 million to $2,451 million, primarily due to new attractions at our domestic parks and resorts.

Segment Operating Income (loss)

Segment operating results increased $7,405 million, to income of $7,285 million from a loss of $120 million due to growth at our domestic parks and experiences and, to a lesser extent, at our international parks and experiences and consumer products business.

The following table presents supplemental revenue and operating income (loss) detail for the Experiences segment:

($ in millions)	2022	2021	% Change Better (Worse)
Supplemental revenue detail			
Parks & Experiences			
Domestic	$ 20,131	$ 9,353	>100 %
International	3,297	1,859	77 %
Consumer Products	4,657	4,749	(2) %
	$ 28,085	$ 15,961	76 %
Supplemental operating income (loss) detail			
Parks & Experiences			
Domestic	$ 5,332	$ (1,139)	nm
International	(237)	(1,074)	78 %
Consumer Products	2,190	2,093	5 %
	$ 7,285	$ (120)	nm

Items Excluded from Segment Operating Income Related to Experiences

The following table presents supplemental information for items related to Experiences that are excluded from segment operating income:

($ in millions)	2022	2021	% Change Better (Worse)
Restructuring and impairment charges[1]	$ —	$ (327)	100 %
TFCF acquisition amortization	(8)	(8)	— %

[1] Fiscal 2021 included asset impairments and severance costs related to the closure of a substantial number of our Disney-branded retail stores in North America and Europe and severance costs related to other workforce reductions.

CORPORATE AND UNALLOCATED SHARED EXPENSES

Corporate and unallocated shared expenses are as follows:

($ in millions)	2023	2022	2021	% Change Better (Worse) 2023 vs. 2022	2022 vs. 2021
Corporate and unallocated shared expenses	$ (1,147)	$ (1,159)	$ (928)	1 %	(25) %

From fiscal 2022 to fiscal 2023, the decrease in corporate and unallocated shared expenses was driven by lower compensation and human resource-related costs, partially offset by increases in rent expense and technology costs. From fiscal 2021 to fiscal 2022, the increase in corporate and unallocated shared expenses was driven by higher compensation and human resource-related costs.

RESTRUCTURING ACTIVITIES

See Note 18 to the Consolidated Financial Statements for information regarding the Company's restructuring activities.

LIQUIDITY AND CAPITAL RESOURCES

The change in cash, cash equivalents and restricted cash is as follows:

($ in millions)	2023	2022	2021
Cash provided by operations - continuing operations	$ 9,866	$ 6,002	$ 5,566
Cash used in investing activities - continuing operations	(4,641)	(5,008)	(3,171)
Cash used in financing activities - continuing operations	(2,724)	(4,729)	(4,385)
Cash (used in) provided by discontinued operations	—	(4)	9
Impact of exchange rates on cash, cash equivalents and restricted cash	73	(603)	30
Change in cash, cash equivalents and restricted cash	$ 2,574	$ (4,342)	$ (1,951)

Operating Activities

Cash provided by operating activities of $9.9 billion for fiscal 2023 increased 64% or $3.9 billion compared to $6.0 billion in fiscal 2022 due to lower spending on film and episodic content at Entertainment and higher operating cash flow at Experiences, partially offset by higher spending on sports content. The decrease in spending on film and episodic content at Entertainment included the impact of the WGA and SAG-AFTRA work stoppages. The increase in operating cash flow at Experiences was due to higher operating cash receipts driven by higher revenue, partially offset by an increase in operating cash disbursements due to higher operating expenses. The decrease in operating cash flow at Sports was due to the timing of payments for sports content.

Cash provided by operating activities of $6.0 billion for fiscal 2022 increased 8% or $436 million compared to $5.6 billion in fiscal 2021 due to higher operating cash flow at Experiences and, to a lesser extent, lower income tax payments and pension contributions, partially offset by lower operating cash flow at Entertainment and, to a lesser extent, a partial payment for the Content License Early Termination. The increase in operating cash flow at Experiences was due to higher operating cash receipts driven by higher revenue, partially offset by an increase in operating cash disbursements due to higher operating expenses. The decrease in operating cash flow at Entertainment was due to higher operating cash disbursements and higher spending on film and episodic content, partially offset by higher operating cash receipts. Higher operating cash disbursements were driven by increased operating expenses while higher operating cash receipts were due to revenue growth.

Depreciation expense is as follows:

($ in millions)	2023		2022		2021	
Entertainment	$	669	$	560	$	513
Sports		73		90		100
Experiences						
Domestic		2,011		1,680		1,551
International		669		662		718
Total Experiences		2,680		2,342		2,269
Corporate		204		191		186
Total depreciation expense	$	3,626	$	3,183	$	3,068

Amortization of intangible assets is as follows:

($ in millions)	2023		2022		2021	
Entertainment	$	87	$	164	$	174
Sports		—		—		4
Experiences		109		109		108
TFCF and Hulu		1,547		1,707		1,757
Total amortization of intangible assets	$	1,743	$	1,980	$	2,043

Produced and licensed content costs

The Entertainment and Sports segments incur costs to produce and license film, episodic, sports and other content. Production costs include spend on content internally produced at our studios such as live-action and animated films, episodic series, specials, shorts and theatrical stage plays. Production costs also include original content commissioned from third-party studios. Programming costs include content rights licensed from third parties for use on the Company's sports and general entertainment networks and DTC streaming services. Programming assets are generally recorded when the programming becomes available to us with a corresponding increase in programming liabilities.

The Company's production and programming activity for fiscal 2023, 2022 and 2021 are as follows:

($ in millions)	2023		2022		2021	
Beginning balances:						
Production and programming assets	$	37,667	$	31,732	$	27,193
Programming liabilities		(3,940)		(4,113)		(4,099)
		33,727		27,619		23,094
Spending:						
Licensed programming and rights		14,851		13,316		12,412
Produced content		12,323		16,611		12,848
		27,174		29,927		25,260
Amortization:						
Licensed programming and rights		(13,405)		(13,432)		(12,784)
Produced content		(11,861)		(10,224)		(8,175)
		(25,266)		(23,656)		(20,959)
Change in production and programming costs		1,908		6,271		4,301
Content Impairment		(2,266)		—		—
Other non-cash activity		(568)		(163)		224
Ending balances:						
Production and programming assets		36,593		37,667		31,732
Programming liabilities		(3,792)		(3,940)		(4,113)
	$	32,801	$	33,727	$	27,619

The Company currently expects its fiscal 2024 spend on produced and licensed content to be approximately $25 billion, with sports rights expected to account for over 40% of spend. See Note 14 to the Consolidated Financial Statements for information regarding the Company's contractual commitments to acquire sports and broadcast programming.

Commitments and guarantees

The Company has various commitments and guarantees, such as long-term leases, purchase commitments and other executory contracts, that are disclosed in the footnotes to the financial statements. See Notes 14 and 15 to the Consolidated Financial Statements for further information regarding these commitments.

Legal and Tax Matters

As disclosed in Notes 9 and 14 to the Consolidated Financial Statements, the Company has exposure for certain tax and legal matters.

Investing Activities

Continuing operations

Investing activities consist principally of investments in parks, resorts and other property and acquisition and divestiture activity. The Company's investments in parks, resorts and other property for fiscal 2023, 2022 and 2021 are as follows:

($ in millions)	2023	2022	2021
Entertainment	$ 1,032	$ 802	$ 838
Sports	15	8	24
Experiences			
Domestic	2,203	2,680	1,597
International	822	767	675
Total Experiences	3,025	3,447	2,272
Corporate	897	686	444
	$ 4,969	$ 4,943	$ 3,578

Capital expenditures at Entertainment primarily reflect investments in technology and in facilities and equipment for expanding and upgrading broadcast centers, production facilities and television station facilities. The increase in fiscal 2023 compared to fiscal 2022 was driven by higher technology spending to support our streaming services.

Capital expenditures at Experiences are principally for theme park and resort expansion, new attractions, cruise ships, capital improvements and systems infrastructure. The decrease in capital expenditures in fiscal 2023 compared to fiscal 2022 was due to lower spending on cruise ship fleet expansion. The increase in capital expenditures in fiscal 2022 compared to fiscal 2021 was due to cruise ship fleet expansion.

Capital expenditures at Corporate primarily reflect investments in facilities, information technology infrastructure and equipment. The increases in fiscal 2023 compared to fiscal 2022 and in fiscal 2022 compared to fiscal 2021 were both due to higher spending on facilities.

The Company currently expects its fiscal 2024 capital expenditures to total approximately $6 billion compared to fiscal 2023 capital expenditures of $5 billion. The increase in capital expenditures is primarily due to higher spending at Experiences, in part due to continued investment in our Disney Cruise Line business.

Financing Activities

Financing activities for fiscal 2023, 2022 and 2021 are as follows:

($ in millions)	2023	2022	2021
Change in borrowings	$ (1,783)	$ (4,017)	$ (3,699)
Activities related to noncontrolling and redeemable noncontrolling interests	(707)	(507)	(874)
Cash used in other financing activities, net[1]	(234)	(205)	188
Cash used in financing activities - continuing operations	$ (2,724)	$ (4,729)	$ (4,385)

[1] Primarily consists of equity award activity.

Borrowings activities and other

During the year ended September 30, 2023, the Company's borrowing activity was as follows:

($ in millions)	October 1, 2022	Borrowings	Payments	Other Activity	September 30, 2023
Commercial paper with original maturities less than three months[1]	$ 50	$ 238	$ —	$ 1	$ 289
Commercial paper with original maturities greater than three months	1,612	3,603	(4,032)	4	1,187
U.S. dollar denominated notes[2]	45,091	—	(1,450)	(137)	43,504
Asia Theme Parks borrowings[3]	1,425	83	(225)	25	1,308
Foreign currency denominated debt and other[4]	191	—	—	(48)	143
	$ 48,369	$ 3,924	$ (5,707)	$ (155)	$ 46,431

[1] Borrowings and reductions of borrowings are reported net.

[2] The other activity is primarily due to the amortization of purchase accounting adjustments and debt issuance fees.

[3] See Note 6 to the Consolidated Financial Statements for information regarding commitments to fund the Asia Theme Parks.

[4] The other activity is due to market value adjustments for debt with qualifying hedges.

See Note 8 to the Consolidated Financial Statements for information regarding the Company's bank facilities and debt maturities. The Company may use operating cash flows, commercial paper borrowings up to the amount of its unused $12.25 billion bank facilities and incremental term debt issuances to retire or refinance other borrowings before or as they come due.

In November 2023, NBCU exercised its put right to require the Company to purchase NBCU's interest in Hulu for the greater of approximately $9 billion or NBCU's share of fair value (see Note 2 of the Consolidated Financial Statements for additional information).

The Company did not declare or pay a dividend or repurchase any of its shares in fiscal 2023, 2022 and 2021.

The Company's operating cash flow and access to the capital markets can be impacted by factors outside of its control. We believe that the Company's financial condition is strong and that its cash balances, other liquid assets, operating cash flows, access to debt and equity capital markets and borrowing capacity under current bank facilities, taken together, provide adequate resources to fund ongoing operating requirements, contractual obligations, upcoming debt maturities as well as future capital expenditures related to the expansion of existing businesses and development of new projects. In addition, the Company could undertake other measures to ensure sufficient liquidity, such as continuing to not declare dividends; raising financing; reducing capital spending; reducing film and episodic content investments; or implementing furloughs or reductions in force.

The Company's borrowing costs can also be impacted by short- and long-term debt ratings assigned by nationally recognized rating agencies, which are based, in significant part, on the Company's performance as measured by certain credit metrics such as leverage and interest coverage ratios. As of September 30, 2023, Moody's Investors Service's long- and short-term debt ratings for the Company were A2 and P-1 (Stable), respectively, Standard and Poor's long- and short-term debt ratings for the Company were A- and A-2 (Positive), respectively, and Fitch's long- and short-term debt ratings for the Company were A- and F2 (Stable), respectively. The Company's bank facilities contain only one financial covenant, relating to interest coverage of three times earnings before interest, taxes, depreciation and amortization, including both intangible amortization and amortization of our film and television production and programming costs. On September 30, 2023, the Company met this covenant by a significant margin. The Company's bank facilities also specifically exclude certain entities, including the Asia Theme Parks, from any representations, covenants or events of default.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We believe that the application of the following accounting policies, which are important to our financial position and results of operations, require significant judgments and estimates on the part of management. For a summary of our significant accounting policies, including the accounting policies discussed below, see Note 2 to the Consolidated Financial Statements.

Produced and Acquired/Licensed Content Costs

We amortize and test for impairment capitalized film and television production costs based on whether the content is predominantly monetized individually or as a group. See Note 2 to the Consolidated Financial Statements for further discussion.

Production costs that are classified as individual are amortized based upon the ratio of the current period's revenues to the estimated remaining total revenues (Ultimate Revenues).

With respect to produced films intended for theatrical release, the most sensitive factor affecting our estimate of Ultimate Revenues is theatrical performance. Revenues derived from other markets subsequent to the theatrical release are generally highly correlated with theatrical performance. Theatrical performance varies primarily based upon the public interest and demand for a particular film, the popularity of competing films at the time of release and the level of marketing effort. Upon a film's release and determination of the theatrical performance, the Company's estimates of revenues from succeeding windows and markets, which may include imputed license fees for content that is used on our DTC streaming services, are revised based on historical relationships and an analysis of current market trends.

With respect to capitalized television production costs that are classified as individual, the most sensitive factor affecting estimates of Ultimate Revenues is program ratings of the content on our licensees' platforms. Program ratings, which are an indication of market acceptance, directly affect the program's ability to generate advertising and subscriber revenues and are correlated with the license fees we can charge for the content in subsequent windows and for subsequent seasons.

Ultimate Revenues are reassessed each reporting period and the impact of any changes on amortization of production cost is accounted for as if the change occurred at the beginning of the current fiscal year. If our estimate of Ultimate Revenues decreases, amortization of costs may be accelerated or result in an impairment. Conversely, if our estimate of Ultimate Revenues increases, cost amortization may be slowed.

Production costs classified as individual are tested for impairment at the individual title level by comparing that title's unamortized costs to the present value of discounted cash flows directly attributable to the title. To the extent the title's unamortized costs exceed the present value of discounted cash flows, an impairment charge is recorded for the excess.

Produced content costs that are part of a group and acquired/licensed content costs are amortized based on projected usage, typically resulting in an accelerated or straight-line amortization pattern. The determination of projected usage requires judgment and is reviewed on a regular basis for changes. Adjustments to projected usage are applied prospectively in the period of the change. Historical viewing patterns are the most significant input into determining the projected usage, and significant judgment is required in using historical viewing patterns to derive projected usage. If projected usage changes we may need to accelerate or slow the recognition of amortization expense.

Cost of content that is predominantly monetized as a group is tested for impairment by comparing the present value of the discounted cash flows of the group to the aggregate unamortized costs of the group. The group is established by identifying the lowest level for which cash flows are independent of the cash flows of other produced and licensed content. If the unamortized costs exceed the present value of discounted cash flows, an impairment charge is recorded for the excess and allocated to individual titles based on the relative carrying value of each title in the group. If there are no plans to continue to use an individual film or television program that is part of a group, the unamortized cost of the individual title is written down to its estimated fair value. Licensed content is included as part of the group within which it is monetized for purposes of impairment testing.

The amortization of multi-year sports rights is based on projections of revenues for each season relative to projections of total revenues over the contract period (estimated relative value). Projected revenues include advertising revenue and an allocation of affiliate revenue. If the annual contractual payments related to each season approximate each season's estimated relative value, we expense the related contractual payments during the applicable season. If estimated relative values by year were to change significantly, amortization of our sports rights costs may be accelerated or slowed.

Revenue Recognition

The Company has revenue recognition policies for its various operating segments that are appropriate to the circumstances of each business. Refer to Note 2 to the Consolidated Financial Statements for our revenue recognition policies.

Pension and Postretirement Medical Plan Actuarial Assumptions

The Company's pension and postretirement medical benefit obligations and related costs are calculated using a number of actuarial assumptions. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement, which we evaluate annually. Other assumptions include the healthcare cost trend rate and employee demographic factors such as retirement patterns, mortality, turnover and rate of compensation increase.

The discount rate enables us to state expected future cash payments for benefits as a present value on the measurement date. A lower discount rate increases the present value of benefit obligations and increases pension and postretirement medical expense. The guideline for setting this rate is a high-quality long-term corporate bond rate. We increased our discount rate to 5.94% at the end of fiscal 2023 from 5.44% at the end of fiscal 2022 to reflect market interest rate conditions at our fiscal 2023 year-end measurement date. The Company's discount rate was determined by considering yield curves constructed of a large population of high-quality corporate bonds and reflects the matching of the plans' liability cash flows to the yield curves. A one percentage point decrease in the assumed discount rate would increase total benefit expense for fiscal 2024 by approximately $200 million and would increase the projected benefit obligation at September 30, 2023 by approximately $2.0 billion. A one percentage point increase in the assumed discount rate would decrease total benefit expense and the projected benefit obligation by approximately $45 million and $1.8 billion, respectively.

To determine the expected long-term rate of return on the plan assets, we consider the current and expected asset allocation, as well as historical and expected returns on each plan asset class. Our expected return on plan assets is 7.00%. A lower expected rate of return on plan assets will increase pension and postretirement medical expense. A one percentage point change in the long-term asset return assumption would impact fiscal 2024 annual expense by approximately $170 million.

Goodwill, Other Intangible Assets, Long-Lived Assets and Investments

The Company is required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis and if current events or circumstances require, on an interim basis. The Company performs its annual test of goodwill and indefinite-lived intangible assets for impairment in its fiscal fourth quarter.

Goodwill is allocated to various reporting units, which are an operating segment or one level below the operating segment. To test goodwill for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of a reporting unit exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test.

The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions and changes in projected future cash flows of the reporting unit.

The quantitative assessment compares the fair value of each goodwill reporting unit to its carrying amount, and to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill allocated to the reporting unit.

In fiscal 2023, the Company bypassed the qualitative test and performed a quantitative assessment of goodwill for impairment, under both the previous segment reporting structure and the new segment reporting structure. There were no goodwill impairments under the previous reporting structure. The change in reporting structure requires judgment to identify new reporting units, allocate goodwill to these reporting units (based on relative fair values) and assign other recorded assets and liabilities to these reporting units.

To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. The discounted cash flow analyses are sensitive to our estimated projected future cash flows as well as the discount rates used to calculate their present value. Our future cash flows are based on internal forecasts for each reporting unit, which consider projected inflation and other economic indicators, as well as industry growth projections. Discount rates for each reporting unit are determined based on the inherent risks of each reporting unit's underlying operations. We believe our estimates are consistent with how a marketplace participant would value our reporting units.

Since our prior annual impairment assessment performed in the fourth quarter of fiscal 2022, the fair values of our media and entertainment businesses have generally declined as a result of higher discount rates and lower projections for certain revenue streams.

Based on our projections, the carrying amounts of our entertainment and international sports linear networks reporting units exceeded their fair values and we recorded non-cash goodwill impairment charges of approximately $0.7 billion. The entertainment linear networks reporting unit goodwill after impairment is approximately $8 billion and the international sports linear networks reporting unit goodwill is fully impaired.

In addition, the fair value of our entertainment DTC services reporting unit exceeded its carrying amount by less than 10%. Goodwill of the entertainment DTC services reporting unit is approximately $45 billion.

Significant judgments and assumptions in the discounted cash flow model relate to future revenues and certain operating expenses, terminal growth rates and discount rates. Changes to these significant assumptions, market trends, or macroeconomic events could produce test results in the future that differ, and we could be required to record additional impairment charges.

For our entertainment linear networks reporting unit, a 25 basis point increase in the discount rate or a 1% reduction in projected cash flows used to determine fair value would result in an incremental impairment charge of approximately $0.3 billion.

For our entertainment DTC services reporting unit, a 25 basis point increase in the discount rate used to determine fair value would result in an impairment of $0.5 billion, and a 1% reduction in projected cash flows would result in a decrease in the excess fair value over carrying amount by approximately $0.9 billion.

To test other indefinite-lived intangible assets for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test.

The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions and changes in projected future cash flows.

The quantitative assessment compares the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate.

The Company tests long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount may not be recoverable. Once a triggering event has occurred, the impairment test employed is based on whether the Company's intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for use requires a comparison of the estimated undiscounted future cash flows expected to be generated over the useful life of the significant assets of an asset group to the carrying amount of the asset group. An asset group is generally established by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets and could include assets used across multiple businesses. If the carrying amount of an asset group exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the fair value of the asset group and the carrying amount of the asset group. For assets held for sale, to the extent the carrying amount is greater than the asset's fair value less costs to sell, an impairment loss is recognized for the difference. Determining whether a long-lived asset is impaired requires various estimates and assumptions, including whether a triggering event has occurred, the identification of asset groups, estimates of future cash flows and the discount rate used to determine fair values.

The Company has investments in equity securities. For equity securities that do not have a readily determinable fair value, we consider forecasted financial performance of the investee companies, as well as volatility inherent in the external markets for these investments. If these forecasts are not met, impairment charges may be recorded.

The Company tested its indefinite-lived intangible assets, long-lived assets and investments for impairment and recorded non-cash impairment charges of $2.3 billion, $0.2 billion and $0.3 billion in fiscal 2023, 2022 and 2021, respectively. The fiscal 2023 charges primarily related to content impairments resulting from a strategic change in our approach to content curation. See Note 18 to the Consolidated Financial Statements for additional information. The fiscal 2022 charges primarily related to exiting our businesses in Russia. The fiscal 2021 charges primarily related to the closure of an animation studio and a substantial number of our Disney-branded retail stores in North America and Europe.

Allowance for Credit Losses

We evaluate our allowance for credit losses and estimate collectability of accounts receivable based on historical bad debt experience, our assessment of the financial condition of individual companies with which we do business, current market conditions, and reasonable and supportable forecasts of future economic conditions. In times of economic turmoil, including COVID-19, our estimates and judgments with respect to the collectability of our receivables are subject to greater uncertainty than in more stable periods. If our estimate of uncollectible accounts is too low, costs and expenses may increase in future periods, and if it is too high, costs and expenses may decrease in future periods. See Note 2 to the Consolidated Financial Statements for additional discussion.

Contingencies and Litigation

We are currently involved in certain legal proceedings and, as required, have accrued estimates of the probable and estimable losses for the resolution of these proceedings. These estimates are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies and have been developed in consultation with outside counsel as appropriate. From time to time, we are also involved in other contingent matters for which we accrue estimates for a probable and estimable loss. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to legal proceedings or our assumptions regarding other contingent matters. See Note 14 to the Consolidated Financial Statements for more detailed information on litigation exposure.

Income Tax

As a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. From time to time, these audits result in proposed assessments. Our determinations regarding the recognition of income tax benefits are made in consultation with outside tax and legal counsel, where appropriate, and are based upon the technical merits of our tax positions in consideration of applicable tax statutes and related interpretations and precedents and upon the expected outcome of proceedings (or negotiations) with taxing and legal authorities. The tax benefits ultimately realized by the Company may differ from those recognized in our future financial statements based on a number of factors, including the Company's decision to settle rather than litigate a matter, relevant legal precedent related to similar matters and the Company's success in supporting its filing positions with taxing authorities. See Note 9 to the Consolidated Financial Statements for additional discussion.

New Accounting Pronouncements

See Note 19 to the Consolidated Financial Statements for information regarding new accounting pronouncements.

DTC PRODUCT DESCRIPTIONS, KEY DEFINITIONS AND SUPPLEMENTAL INFORMATION

Product Offerings

In the U.S., Disney+, ESPN+ and Hulu SVOD Only are each offered as a standalone service or together as part of various multi-product offerings. Hulu Live TV + SVOD includes Disney+ and ESPN+. Disney+ is available in more than 150 countries and territories outside the U.S. and Canada. In India and certain other Southeast Asian countries, the service is branded Disney+ Hotstar. In certain Latin American countries, we offer Disney+ as well as Star+, a general entertainment SVOD service, which is available on a standalone basis or together with Disney+ (Combo+). Depending on the market, our services can be purchased on our websites or through third-party platforms/apps or are available via wholesale arrangements.

Paid Subscribers

Paid subscribers reflect subscribers for which we recognized subscription revenue. Subscribers cease to be a paid subscriber as of their effective cancellation date or as a result of a failed payment method. Subscribers to multi-product offerings in the U.S. are counted as a paid subscriber for each service included in the multi-product offering and subscribers to Hulu Live TV + SVOD are counted as one paid subscriber for each of the Hulu Live TV + SVOD, Disney+ and ESPN+ services. In Latin America, if a subscriber has either the standalone Disney+ or Star+ service or subscribes to Combo+, the subscriber is counted as one Disney+ paid subscriber. Subscribers include those who receive a service through wholesale arrangements including those for which the service is distributed to each subscriber of an existing content distribution tier. When we aggregate the total number of paid subscribers across our DTC streaming services, we refer to them as paid subscriptions.

International Disney+ (excluding Disney+ Hotstar)

International Disney+ (excluding Disney+ Hotstar) includes the Disney+ service outside the U.S. and Canada and the Star+ service in Latin America.

Average Monthly Revenue Per Paid Subscriber

Hulu and ESPN+ average monthly revenue per paid subscriber is calculated based on the average of the monthly average paid subscribers for each month in the period. The monthly average paid subscribers is calculated as the sum of the beginning of the month and end of the month paid subscriber count, divided by two. Disney+ average monthly revenue per paid subscriber is calculated using a daily average of paid subscribers for the period. Revenue includes subscription fees, advertising (excluding revenue earned from selling advertising spots to other Company businesses) and premium and feature add-on revenue but excludes Premier Access and Pay-Per-View revenue. The average revenue per paid subscriber is net of discounts on offerings that carry more than one service. Revenue is allocated to each service based on the relative retail or wholesale price of each service on a standalone basis. Hulu Live TV + SVOD revenue is allocated to the SVOD services based on the wholesale price of the Hulu SVOD Only, Disney+ and ESPN+ multi-product offering. In general, wholesale arrangements have a lower average monthly revenue per paid subscriber than subscribers that we acquire directly or through third-party platforms.

Supplemental information about paid subscribers[1]:

(in millions)	September 30, 2023	October 1, 2022	October 2, 2021
Domestic (U.S. and Canada) standalone	**55.5**	60.4	65.4
Domestic (U.S. and Canada) multi-product[1]	**22.6**	19.4	11.4
	78.1	79.7	76.9
International standalone (excluding Disney+ Hotstar)[2]	**55.3**	49.2	34.8
International multi-product[3]	**10.8**	7.2	1.2
	66.1	56.5	36.0
Total[4]	**144.2**	136.2	112.9

[1] At September 30, 2023, there were 20.3 million and 2.3 million subscribers to three-service and two-service multi-product offerings, respectively. At October 1, 2022, there were 18.7 million and 0.7 million subscribers to three-

service and two-service multi-product offerings, respectively. At October 2, 2021, there were 11.4 million subscribers to three-service offerings and no subscribers to two-service offerings.

⁽²⁾ Disney+ Hotstar is not included in any of the Company's multi-product offerings.

⁽³⁾ Consists of subscribers to Combo+.

⁽⁴⁾ Total may not equal the sum of the column due to rounding.

SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

On March 20, 2019, as part of the acquisition of TFCF, The Walt Disney Company ("TWDC") became the ultimate parent of TWDC Enterprises 18 Corp. (formerly known as The Walt Disney Company) ("Legacy Disney"). Legacy Disney and TWDC are collectively referred to as "Obligor Group", and individually, as a "Guarantor". Concurrent with the close of the TFCF acquisition, $16.8 billion of TFCF's assumed public debt (which then constituted 96% of such debt) was exchanged for senior notes of TWDC (the "exchange notes") issued pursuant to an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to an Indenture, dated as of March 20, 2019, between TWDC, Legacy Disney, as guarantor, and Citibank, N.A., as trustee (the "TWDC Indenture") and guaranteed by Legacy Disney. On November 26, 2019, $14.0 billion of the outstanding exchange notes were exchanged for new senior notes of TWDC registered under the Securities Act, issued pursuant to the TWDC Indenture and guaranteed by Legacy Disney. In addition, contemporaneously with the closing of the March 20, 2019 exchange offer, TWDC entered into a guarantee of the registered debt securities issued by Legacy Disney under the Indenture dated as of September 24, 2001 between Legacy Disney and Wells Fargo Bank, National Association, as trustee (the "2001 Trustee") (as amended by the first supplemental indenture among Legacy Disney, as issuer, TWDC, as guarantor, and the 2001 Trustee, as trustee).

Other subsidiaries of the Company do not guarantee the registered debt securities of either TWDC or Legacy Disney (such subsidiaries are referred to as the "non-Guarantors"). The par value and carrying value of total outstanding and guaranteed registered debt securities of the Obligor Group at September 30, 2023 was as follows:

	TWDC		Legacy Disney	
($ in millions)	Par Value	Carrying Value	Par Value	Carrying Value
Registered debt with unconditional guarantee	$ 35,163	$ 35,393	$ 8,121	$ 7,880

The guarantees by TWDC and Legacy Disney are full and unconditional and cover all payment obligations arising under the guaranteed registered debt securities. The guarantees may be released and discharged upon (i) as a general matter, the indebtedness for borrowed money of the consolidated subsidiaries of TWDC in aggregate constituting no more than 10% of all consolidated indebtedness for borrowed money of TWDC and its subsidiaries (subject to certain exclusions), (ii) upon the sale, transfer or disposition of all or substantially all of the equity interests or all or substantially all, or substantially as an entirety, the assets of Legacy Disney to a third party, and (iii) other customary events constituting a discharge of a guarantor's obligations. In addition, in the case of Legacy Disney's guarantee of registered debt securities issued by TWDC, Legacy Disney may be released and discharged from its guarantee at any time Legacy Disney is not a borrower, issuer or guarantor under certain material bank facilities or any debt securities.

Operations are conducted almost entirely through the Company's subsidiaries. Accordingly, the Obligor Group's cash flow and ability to service its debt, including the public debt, are dependent upon the earnings of the Company's subsidiaries and the distribution of those earnings to the Obligor Group, whether by dividends, loans or otherwise. Holders of the guaranteed registered debt securities have a direct claim only against the Obligor Group.

Set forth below are summarized financial information for the Obligor Group on a combined basis after elimination of (i) intercompany transactions and balances between TWDC and Legacy Disney and (ii) equity in the earnings from and investments in any subsidiary that is a non-Guarantor. This summarized financial information has been prepared and presented pursuant to the Securities and Exchange Commission Regulation S-X Rule 13-01, "Financial Disclosures about Guarantors and Issuers of Guaranteed Securities" and is not intended to present the financial position or results of operations of the Obligor Group in accordance with U.S. GAAP.

Results of operations ($ in millions)	2023
Revenues	$ —
Costs and expenses	—
Net income (loss) from continuing operations	(2,160)
Net income (loss)	(2,160)
Net income (loss) attributable to TWDC shareholders	(2,160)

Balance Sheet ($ in millions)	September 30, 2023	October 1, 2022
Current assets	$ 8,544	$ 5,665
Noncurrent assets	2,927	1,948
Current liabilities	5,746	3,741
Noncurrent liabilities (excluding intercompany to non-Guarantors)	43,307	46,218
Intercompany payables to non-Guarantors	154,018	148,958

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of interest rate changes, foreign currency fluctuations, commodity fluctuations and changes in the market values of its investments.

Policies and Procedures

In the normal course of business, we employ established policies and procedures to manage the Company's exposure to changes in interest rates, foreign currencies and commodities using a variety of financial instruments.

Our objectives in managing exposure to interest rate changes are to limit the impact of interest rate volatility on earnings and cash flows and to lower overall borrowing costs. To achieve these objectives, we primarily use interest rate swaps to manage net exposure to interest rate changes related to the Company's portfolio of borrowings. By policy, the Company targets fixed-rate debt as a percentage of its net debt between minimum and maximum percentages.

Our objective in managing exposure to foreign currency fluctuations is to reduce volatility of earnings and cash flow in order to allow management to focus on core business issues and challenges. Accordingly, the Company enters into various contracts that change in value as foreign exchange rates change to protect the U.S. dollar equivalent value of its existing foreign currency assets, liabilities, commitments and forecasted foreign currency revenues and expenses. The Company utilizes option strategies and forward contracts that provide for the purchase or sale of foreign currencies to hedge probable, but not firmly committed, transactions. The Company also uses forward and option contracts to hedge foreign currency assets and liabilities. The principal foreign currencies hedged are the euro, Japanese yen, British pound, Chinese yuan and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency denominated borrowings to U.S. dollar denominated borrowings. By policy, the Company maintains hedge coverage between minimum and maximum percentages of its forecasted foreign exchange exposures generally for periods not to exceed four years. The gains and losses on these contracts are intended to offset changes in the U.S. dollar equivalent value of the related exposures. The economic or political conditions in certain countries have reduced and in the future could further reduce our ability to hedge exposure to currency fluctuations in, or repatriate cash from, those countries.

Our objectives in managing exposure to commodity fluctuations are to use commodity derivatives to reduce volatility of earnings and cash flows arising from commodity price changes. The amounts hedged using commodity swap contracts are based on forecasted levels of consumption of certain commodities, such as fuel, oil and gasoline.

Our objectives in managing exposures to market-based fluctuations in certain retirement liabilities are to use total return swap contracts to reduce the volatility of earnings arising from changes in these retirement liabilities. The amounts hedged using total return swap contracts are based on estimated liability balances.

It is the Company's policy to enter into foreign currency and interest rate derivative transactions and other financial instruments only to the extent considered necessary to meet its objectives as stated above. The Company does not enter into these transactions or any other hedging transactions for speculative purposes.

See Note 17 of the Consolidated Financial Statements for additional information.

Value at Risk (VAR)

The Company utilizes a VAR model to estimate the maximum potential one-day loss in the fair value of its interest rate, foreign exchange, commodities and market sensitive equity financial instruments. The VAR model estimates were made assuming normal market conditions and a 95% confidence level. Various modeling techniques can be used in a VAR computation. The Company's computations are based on the interrelationships between movements in various interest rates, currencies, commodities and equity prices (a variance/co-variance technique). These interrelationships were determined by observing interest rate, foreign currency, commodity and equity market changes over the preceding quarter for the calculation of VAR amounts at each fiscal quarter end. The model includes all of the Company's debt as well as all interest rate and foreign exchange derivative contracts, commodities and market sensitive equity investments. Forecasted transactions, firm commitments and accounts receivable and payable denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model.

The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors.

VAR on a combined basis decreased to $284 million at September 30, 2023 from $395 million at October 1, 2022 due to reduced interest rate volatility and lower sensitivity of our debt portfolio to movement of interest rates.

The estimated maximum potential one-day loss in fair value, calculated using the VAR model, is as follows (unaudited, in millions):

Fiscal 2023	Interest Rate Sensitive Financial Instruments	Currency Sensitive Financial Instruments	Equity Sensitive Financial Instruments	Commodity Sensitive Financial Instruments	Combined Portfolio
Year end fiscal 2023 VAR	$ 258	$ 45	$ 4	$ 4	$ 284
Average VAR	336	58	13	4	360
Highest VAR	403	76	23	5	425
Lowest VAR	258	45	4	4	284
Year end fiscal 2022 VAR	376	71	20	4	395

The VAR for Hong Kong Disneyland Resort and Shanghai Disney Resort is immaterial as of September 30, 2023 and has been excluded from the above table.

ITEM 8. Financial Statements and Supplementary Data

See Index to Financial Statements and Supplemental Data on page 77.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that such information is accumulated and made known to the officers who certify the Company's financial reports and to other members of senior management and the Board of Directors as appropriate to allow timely decisions regarding required disclosure.

Based on their evaluation as of September 30, 2023, the principal executive officer and principal financial officer of the Company have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective.

Management's Report on Internal Control Over Financial Reporting

Management's report set forth on page 78 is incorporated herein by reference.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting during the fourth quarter of the fiscal year ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None of our directors or officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarterly period covered by this report.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

Information regarding Section 16(a) compliance, the Audit Committee, the Company's code of ethics, background of the directors and director nominations appearing under the captions "Delinquent Section 16(a) Reports," "The Board of Directors," "Committees" and "Corporate Governance Documents" in the Company's Proxy Statement for the 2024 annual meeting of Shareholders is hereby incorporated by reference.

Information regarding executive officers is included in Part I of this Form 10-K as permitted by General Instruction G(3).

ITEM 11. Executive Compensation

Information appearing under the captions "Director Compensation," and "Executive Compensation" (other than the "Compensation Committee Report," which is deemed furnished herein by reference, and the "Letter from the Compensation Committee") in the 2024 Proxy Statement is hereby incorporated by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information setting forth the security ownership of certain beneficial owners and management appearing under the caption "Stock Ownership" and information appearing under the caption "Equity Compensation Plans" in the 2024 Proxy Statement is hereby incorporated by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

Information regarding certain related transactions appearing under the captions "Certain Relationships and Related Person Transactions" and information regarding director independence appearing under the caption "Director Independence" in the 2024 Proxy Statement is hereby incorporated by reference.

ITEM 14. Principal Accounting Fees and Services

Information appearing under the captions "Auditor Fees and Services" and "Policy for Approval of Audit and Permitted Non-Audit Services" in the 2024 Proxy Statement is hereby incorporated by reference.

ITEM 15. Exhibits and Financial Statement Schedules

  (1) Financial Statements and Schedules

        See Index to Financial Statements and Supplemental Data on page 77.

  (2) Exhibits

        The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

Exhibit		Location
3.1	Restated Certificate of Incorporation of The Walt Disney Company, effective as of March 19, 2019	Exhibit 3.1 to the Current Report on Form 8-K of the Company filed March 20, 2019
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of The Walt Disney Company, effective as of March 20, 2019	Exhibit 3.2 to the Current Report on Form 8-K of the Company filed March 20, 2019
3.3	Amended and Restated Bylaws of The Walt Disney Company, effective as of March 20, 2019	Exhibit 3.3 to the Current Report on Form 8-K of the Company filed March 20, 2019
3.4	Amended and Restated Certificate of Incorporation of TWDC Enterprises 18 Corp., effective as of March 20, 2019	Exhibit 3.1 to the Current Report on Form 8-K of Legacy Disney filed March 20, 2019
3.5	Amended and Restated Bylaws of TWDC Enterprises 18 Corp., effective as of March 20, 2019	Exhibit 3.2 to the Current Report on Form 8-K of Legacy Disney filed March 20, 2019
3.6	Certificate of Elimination of Series B Convertible Preferred Stock of The Walt Disney Company, as filed with the Secretary of State of the State of Delaware on November 28, 2018	Exhibit 3.1 to the Current Report on Form 8-K of Legacy Disney filed November 30, 2018
4.1	Senior Debt Securities Indenture, dated as of September 24, 2001, between TWDC Enterprises 18 Corp. and Wells Fargo Bank, N.A., as Trustee	Exhibit 4.1 to the Current Report on Form 8-K of Legacy Disney filed September 24, 2001
4.2	First Supplemental Indenture, dated as of March 20, 2019, among The Walt Disney Company, TWDC Enterprises 18 Corp. and Wells Fargo Bank, N.A., as Trustee	Exhibit 4.1 to the Current Report on Form 8-K of Legacy Disney filed March 20, 2019
4.3	Indenture, dated as of March 20, 2019, by and among The Walt Disney Company, as issuer, and TWDC Enterprises 18 Corp., as guarantor, and Citibank, N.A., as trustee	Exhibit 4.1 to the Current Report on Form 8-K of the Company filed March 20, 2019
4.4	Other long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company undertakes to furnish copies of such instruments to the Commission upon request	
4.5	Description of Registrant's Securities	Exhibit 4.6 to the Form 10-K of the Company for the fiscal year ended September 28, 2019
10.1	Employment Agreement dated as of February 24, 2020 between the Company and Robert Chapek †	Exhibit 10.2 to the Current Report on Form 8-K of the Company filed February 25, 2020
10.2	Amendment dated July 15, 2022 to the Employment Agreement dated February 24, 2020, between the Company and Robert Chapek †	Exhibit 10.1 to the Form 10-Q of the Company for the quarter ended July 2, 2022
10.3	Amended and Restated Employment Agreement, dated as of October 6, 2011, between the Company and Robert A. Iger †	Exhibit 10.1 to the Form 10-K of Legacy Disney for the fiscal year ended October 1, 2011
10.4	Amendment dated July 1, 2013 to Amended and Restated Employment Agreement, dated as of October 6, 2011, between the Company and Robert A. Iger †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed July 1, 2013
10.5	Amendment dated October 2, 2014 to Amended and Restated Employment Agreement, dated as of October 6, 2011, between the Company and Robert A. Iger †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed October 3, 2014
10.6	Amendment dated March 22, 2017 to Amended and Restated Employment Agreement, dated as of October 6, 2011, between the Company and Robert A. Iger †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed March 23, 2017

	Exhibit	Location
10.7	Amendment dated December 13, 2017 to Amended and Restated Employment Agreement, dated as of October 6, 2011, between the Company and Robert A. Iger †	Exhibit 10.2 to the Current Report on Form 8-K of Legacy Disney filed December 14, 2017
10.8	Amendment to Amended and Restated Employment Agreement, Dated as of October 6, 2011, as amended, between the Company and Robert A. Iger, dated November 30, 2018 †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed December 3, 2018
10.9	Amendment to Amended and Restated Employment Agreement, Dated as of October 6, 2011, as amended, between the Company and Robert A. Iger, dated March 4, 2019 †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed March 4, 2019
10.10	Amendment to Amended and Restated Employment Agreement, Dated as of October 6, 2011 and as previously amended, between the Company and Robert A. Iger, dated February 24, 2020 †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed February 25, 2020
10.11	Employment Agreement Dated as of November 20, 2022, between the Company and Robert A. Iger †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed November 21, 2022
10.12	Amendment dated July 12, 2023 to Employment Agreement dated as of November 20, 2022, between the Company and Robert A. Iger †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed July 12. 2023
10.13	Employment Agreement dated as of July 1, 2015 between the Company and Christine M. McCarthy †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed June 30, 2015
10.14	Amendment dated August 15, 2017 to the Employment Agreement dated as of July 1, 2015 between the Company and Christine M. McCarthy †	Exhibit 10.4 to the Current Report on Form 8-K of Legacy Disney filed August 17, 2017
10.15	Amendment dated December 2, 2020 to Amended Employment Agreement dated as of July 1, 2015 between the Company and Christine M. McCarthy †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed December 7, 2020
10.16	Amendment dated December 21, 2021 to Amended Employment Agreement dated as of July 1, 2015 between the Company and Christine M. McCarthy †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed December 21, 2021
10.17	Assignment of Employment Agreement dated January 19, 2022 between the Company and Christine M. McCarthy †	Exhibit 10.3 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.18	Amendment dated June 15, 2023 to Amended Employment Agreement dated as of July 1, 2015 between the Company and Christine M. McCarthy, as previously assigned †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed June 15, 2023
10.19	Employment Agreement, dated as of December 21, 2021 between the Company and Horacio E. Gutierrez †	Exhibit 10.4 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.20	Assignment of Employment Agreement dated January 31, 2022 between the Company and Horacio E. Gutierrez †	Exhibit 10.5 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.21	Amendment dated July 21, 2022 to the Employment Agreement dated December 21, 2021, between Disney Corporate Services Co., LLC and Horacio E. Gutierrez and to the Indemnification Agreement dated December 21, 2021, between the Company and Horacio E. Gutierrez †	Exhibit 10.2 to the Form 10-Q of the Company for the quarter ended July 2, 2022
10.22	Amendment dated April 21, 2023 to the Employment Agreement dated December 21, 2021, between Disney Corporate Services Co., LLC and Horacio E. Gutierrez and to the Indemnification Agreement dated December 21, 2021, between the Company and Horacio E. Gutierrez †	Exhibit 10.2 to the Form 10-Q of the Company for the quarter ended April 1, 2023
10.23	Employment Agreement, dated June 29, 2022, between the Company and Kristina K. Schake †	Exhibit 10.3 to the Form 10-Q of the Company for the quarter ended July 2, 2022

Exhibit		Location
10.24	Amendment dated April 18, 2023 to Employment Agreement, dated June 29, 2022 between the Company and Kristina K. Schake †	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed April 20, 2023
10.25	Employment Agreement dated as of March 10, 2023, by and between the Company and Sonia L. Coleman †	Exhibit 10.1 to the Form 10-Q of the Company for the quarter ended April 1, 2023
10.26	Voluntary Non-Qualified Deferred Compensation Plan †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed December 23, 2014
10.27	Description of Directors Compensation	Exhibit 10.1 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.28	Form of Indemnification Agreement for certain officers and directors †	Exhibit 10.26 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.29	Form of Assignment and Assumption of Indemnification Agreement for certain officers and directors †	Exhibit 10.1 to the Form 10-Q of the Company for the quarter ended June 29, 2019
10.30	1995 Stock Option Plan for Non-Employee Directors	Exhibit 20 to the Form S-8 Registration Statement (No. 33-57811) of DEI, dated Feb. 23, 1995
10.31	Amended and Restated 2002 Executive Performance Plan †	Annex A to the Proxy Statement for the 2013 Annual Meeting of Legacy Disney
10.32	Management Incentive Bonus Program †	The portions of the tables labeled "Performance-based Bonus" in the sections of the Proxy Statement for the 2022 annual meeting titled "Executive Compensation Program Structure - Objectives and Methods - Objectives and Key Features" and "Compensation Process" and the section of the Proxy Statement titled "Performance Goals"
10.33	Amended and Restated 1997 Non-Employee Directors Stock and Deferred Compensation Plan	Annex II to the Proxy Statement for the 2003 annual meeting of Legacy Disney
10.34	Amended and Restated The Walt Disney Company/ Pixar 2004 Equity Incentive Plan †	Exhibit 10.1 to the Current Report on Form 8-K of Legacy Disney filed December 1, 2006
10.35	Amended and Restated 2011 Stock Incentive Plan †	Annex B to Proxy Statement of registrant filed January 17, 2020
10.36	Disney Key Employees Retirement Savings Plan †	Exhibit 10.1 to the Form 10-Q of Legacy Disney for the quarter ended July 2, 2011
10.37	Amendments dated April 30, 2015 to the Amended and Restated The Walt Disney Productions and Associated Companies Key Employees Deferred Compensation and Retirement Plan, Amended and Restated Benefit Equalization Plan of ABC, Inc. and Disney Key Employees Retirement Savings Plan †	Exhibit 10.3 to the Form 10-Q of Legacy Disney for the quarter ended March 28, 2015
10.38	Second Amendment to the Disney Key Employees Retirement Savings Plan †	Exhibit 10.33 to the Form 10-K of the Company for the fiscal year ended October 2, 2021
10.39	Third Amendment to the Disney Key Employees Retirement Savings Plan †	Exhibit 10.9 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.40	Group Personal Excess Liability Insurance Plan †	Exhibit 10.8 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.41	Form of Non-Qualified Stock Option Award Agreement †	Exhibit 10.2 to the Form 10-Q of the Company for the quarter ended January 2, 2021
10.42	Form of Non-Qualified Stock Option Award Agreement †	Exhibit 10.6 to the Form 10-Q of the Company for the quarter ended July 2, 2022
10.43	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting) †	Exhibit 10.7 to the Form 10-Q of the Company for the quarter ended July 2, 2022
10.44	Form of Performance-Based Stock Unit Award Agreement (Section 162(m) Vesting Requirement) †	Exhibit 10.4 to the Form 10-Q of the Company for the quarter ended January 2, 2021
10.45	Form of Performance-Based Restricted Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ROIC Tests) †	Exhibit 10.5 to the Form 10-Q of the Company for the quarter ended January 2, 2021

	Exhibit	Location
10.46	Form of Performance-Based Restricted Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ROIC Tests) †	Exhibit 10.44 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.47	Form of Performance-Based Restricted Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ROIC Tests/Section 162(m) Vesting Requirements) †	Exhibit 10.6 to the Form 10-Q of the Company for the quarter ended January 2, 2021
10.48	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting) †	Exhibit 10.8 to the Form 10-Q of Legacy Disney for the quarter ended December 29, 2018
10.49	Form of Performance-Based Stock Unit Award Agreement (Section 162(m) Vesting Requirement) †	Exhibit 10.9 to the Form 10-Q of Legacy Disney for the quarter ended December 29, 2018
10.50	Form of Non-Qualified Stock Option Award Agreement †	Exhibit 10.12 to the Form 10-Q of Legacy Disney for the quarter ended December 29, 2018
10.51	Form of Non-Qualified Stock Option Award Agreement †	Exhibit 10.2 to the Form 10-Q of the Company for the quarter ended December 31, 2022
10.52	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting) †	Exhibit 10.3 to the Form 10-Q of the Company for the quarter ended December 31, 2022
10.53	Performance-Based Restricted Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ROIC tests) for Robert A. Iger dated as of December 14, 2021 †	Exhibit 10.11 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.54	Non-Qualified Stock Option Award Agreement for Robert A. Iger dated as of December 14, 2021 †	Exhibit 10.12 to the Form 10-Q of the Company for the quarter ended January 1, 2022
10.55	Form of Performance-Based Restricted Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ROIC Tests) †	Exhibit 10.1 to the Form 10-Q of the Company for the quarter ended December 28, 2019
10.56	Form of Performance-Based Restricted Stock Unit Award Agreement (Three-Year Vesting subject to Total Shareholder Return/ROIC Tests) †	Exhibit 10.57 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.57	Form of Performance-Based Restricted Stock Unit Award Agreement (Three-Year/Two-Year Vesting subject to Total Shareholder Return/ROIC Tests) †	Exhibit 10.4 to the Form 10-Q of the Company for the quarter ended December 31, 2022
10.58	Form of Stock Option Awards Agreement †	Exhibit 10.58 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.59	Form of Stock Option Awards Agreement †	Exhibit 10.59 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.60	Form of Stock Option Awards Agreement †	Exhibit 10.60 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.61	Form of Stock Option Awards Agreement †	Exhibit 10.61 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.62	Form of Stock Option Awards Agreement †	Exhibit 10.62 to the Form 10-K of the Company for the fiscal year ended October 1, 2022
10.63	Twenty-First Century Fox, Inc. 2013 Long-Term Incentive Plan †	Exhibit 10.1 to the Form 8-K of TFCF filed October 18, 2013
10.64	Five-Year Credit Agreement dated as of March 6, 2020	Exhibit 10.2 to the Current Report on Form 8-K of the Company filed March 11, 2020
10.65	First Amendment dated as of March 4, 2022 to the Five-Year Credit Agreement dated as of March 6, 2020	Exhibit 10.3 to the Current Report on Form 8-K of the Company filed March 9, 2022
10.66	Five-Year Credit Agreement dated as of March 4, 2022	Exhibit 10.2 to the Current Report on Form 8-K of the Company filed March 9, 2022
10.67	364-Day Credit Agreement dated as of March 3, 2023	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed March 7, 2023
10.68	Support Agreement, dated as of September 30, 2022, by and among Third Point LLC and certain of its affiliates and The Walt Disney Company	Exhibit 10.1 to the Current Report on Form 8-K of the Company filed September 30, 2022

Exhibit		Location
21	Subsidiaries of the Company	Filed herewith
22	List of Guarantor Subsidiaries	Filed herewith
23	Consent of PricewaterhouseCoopers LLP	Filed herewith
31(a)	Rule 13a-14(a) Certification of Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31(b)	Rule 13a-14(a) Certification of Interim Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32(a)	Section 1350 Certification of Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002**	Furnished herewith
32(b)	Section 1350 Certification of Interim Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002**	Furnished herewith
97	The Walt Disney Company Clawback Policy	Filed herewith
101	The following materials from the Company's Annual Report on Form 10-K for the year ended September 30, 2023 formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Equity and (vi) related notes	Filed herewith
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)	Filed herewith

*   Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

**   A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

†   Management contract or compensatory plan or arrangement.

ITEM 16. Form 10-K Summary

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		THE WALT DISNEY COMPANY
		(Registrant)
Date: November 21, 2023	By:	/s/ ROBERT A. IGER
		(Robert A. Iger)
		Chief Executive Officer and Director)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer		
/s/ ROBERT A. IGER	Chief Executive Officer and Director	November 21, 2023
(Robert A. Iger)		
Principal Financial and Accounting Officers		
/s/ KEVIN A. LANSBERRY	Interim Chief Financial Officer (Principal Financial Officer)	November 21, 2023
(Kevin A. Lansberry)		
/s/ BRENT A. WOODFORD	Executive Vice President-Controllership, Financial Planning and Tax	November 21, 2023
(Brent A. Woodford)		
Directors		
/s/ MARY T. BARRA	Director	November 21, 2023
(Mary T. Barra)		
/s/ SAFRA A. CATZ	Director	November 21, 2023
(Safra A. Catz)		
/s/ AMY L. CHANG	Director	November 21, 2023
(Amy L. Chang)		
/s/ FRANCIS A. DESOUZA	Director	November 21, 2023
(Francis A. deSouza)		
/s/ CAROLYN N. EVERSON	Director	November 21, 2023
(Carolyn N. Everson)		
/s/ MICHAEL B.G. FROMAN	Director	November 21, 2023
(Michael B.G. Froman)		
/s/ MARIA ELENA LAGOMASINO	Director	November 21, 2023
(Maria Elena Lagomasino)		
/s/ CALVIN R. MCDONALD	Director	November 21, 2023
(Calvin R. McDonald)		
/s/ MARK G. PARKER	Chairman of the Board and Director	November 21, 2023
(Mark G. Parker)		
/s/ DERICA W. RICE	Director	November 21, 2023
(Derica W. Rice)		

THE WALT DISNEY COMPANY AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

All schedules are omitted for the reason that they are not applicable or the required information is included in the financial statements or notes.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on our evaluation under the framework in *Internal Control - Integrated Framework,* management concluded that our internal control over financial reporting was effective as of September 30, 2023.

The effectiveness of our internal control over financial reporting as of September 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of The Walt Disney Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of The Walt Disney Company and its subsidiaries (the "Company") as of September 30, 2023 and October 1, 2022, and the related consolidated statements of income, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended September 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and October 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Annual Goodwill Impairment Assessment – Entertainment Linear Networks and Direct-to-Consumer (DTC) Services Reporting Units

As described in Notes 2 and 18 to the consolidated financial statements, the Company's consolidated goodwill balance was $77.1 billion as of September 30, 2023, of which a significant portion relates to the entertainment linear networks and DTC services reporting units. Management performs the annual test of goodwill for impairment in the fiscal fourth quarter, and if current events or circumstances require, on an interim basis. Management bypassed the qualitative test and performed a quantitative assessment of goodwill for impairment. The quantitative assessment compares the fair value of each goodwill reporting unit to its carrying amount, and to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill allocated to the reporting unit. To determine the fair value of the Company's reporting units, management generally uses a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. Significant judgments and assumptions in the discounted cash flow model relate to future revenues and certain operating expenses, terminal growth rates, and discount rates. Based on management's projections, the carrying amounts of the entertainment and international sports linear networks reporting units exceeded their fair values, and management recorded non-cash goodwill impairment charges of approximately $0.7 billion, of which a significant portion relates to the entertainment linear networks reporting unit.

The principal considerations for our determination that performing procedures relating to the annual goodwill impairment assessment of the entertainment linear networks and DTC services reporting units is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the entertainment linear networks and DTC services reporting units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future revenues and certain operating expenses, terminal growth rates, and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's entertainment linear networks and DTC services reporting units. These procedures also included, among others, for the entertainment linear networks and DTC services reporting units (i) testing management's process for developing the fair value estimates; (ii) testing the completeness and accuracy of underlying data used in the discounted cash flow models; and (iii) evaluating the reasonableness of the significant assumptions used by management related to future revenues and certain operating expenses, terminal growth rates, and discount rates. Evaluating management's assumptions related to future revenues and certain operating expenses, and terminal growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the entertainment linear networks and DTC services reporting units; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the discount rate assumptions.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
November 21, 2023

We have served as the Company's auditor since 1938.

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	2023	2022	2021
Revenues:			
Services	$ 79,562	$ 74,200	$ 61,768
Products	9,336	8,522	5,650
Total revenues	88,898	82,722	67,418
Costs and expenses:			
Cost of services (exclusive of depreciation and amortization)	(53,139)	(48,962)	(41,129)
Cost of products (exclusive of depreciation and amortization)	(6,062)	(5,439)	(4,002)
Selling, general, administrative and other	(15,336)	(16,388)	(13,517)
Depreciation and amortization	(5,369)	(5,163)	(5,111)
Total costs and expenses	(79,906)	(75,952)	(63,759)
Restructuring and impairment charges	(3,892)	(237)	(654)
Other income (expense), net	96	(667)	201
Interest expense, net	(1,209)	(1,397)	(1,406)
Equity in the income of investees	782	816	761
Income from continuing operations before income taxes	4,769	5,285	2,561
Income taxes on continuing operations	(1,379)	(1,732)	(25)
Net income from continuing operations	3,390	3,553	2,536
Loss from discontinued operations, net of income tax benefit of $0, $14 and $9, respectively	—	(48)	(29)
Net income	3,390	3,505	2,507
Net income from continuing operations attributable to noncontrolling and redeemable noncontrolling interests	(1,036)	(360)	(512)
Net income attributable to The Walt Disney Company (Disney)	$ 2,354	$ 3,145	$ 1,995
Earnings (loss) per share attributable to Disney[1]:			
Diluted			
Continuing operations	$ 1.29	$ 1.75	$ 1.11
Discontinued operations	—	(0.03)	(0.02)
	$ 1.29	$ 1.72	$ 1.09
Basic			
Continuing operations	$ 1.29	$ 1.75	$ 1.11
Discontinued operations	—	(0.03)	(0.02)
	$ 1.29	$ 1.73	$ 1.10
Weighted average number of common and common equivalent shares outstanding:			
Diluted	1,830	1,827	1,828
Basic	1,828	1,822	1,816

[1] Total may not equal the sum of the column due to rounding.

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	2023		2022		2021
Net income	$	**3,390**	$	3,505	$	2,507
Other comprehensive income (loss), net of tax:						
Market value adjustments, primarily for hedges		**(430)**		735		41
Pension and postretirement medical plan adjustments		**1,214**		2,503		1,850
Foreign currency translation and other		**10**		(1,060)		77
Other comprehensive income		**794**		2,178		1,968
Comprehensive income		**4,184**		5,683		4,475
Net income from continuing operations attributable to noncontrolling interests		**(1,036)**		(360)		(512)
Other comprehensive income (loss) attributable to noncontrolling interests		**33**		143		(86)
Comprehensive income attributable to Disney	$	**3,181**	$	5,466	$	3,877

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	September 30, 2023		October 1, 2022	
ASSETS				
Current assets				
Cash and cash equivalents	$	14,182	$	11,615
Receivables, net		12,330		12,652
Inventories		1,963		1,742
Content advances		3,002		1,890
Other current assets		1,286		1,199
Total current assets		32,763		29,098
Produced and licensed content costs		33,591		35,777
Investments		3,080		3,218
Parks, resorts and other property				
Attractions, buildings and equipment		70,090		66,998
Accumulated depreciation		(42,610)		(39,356)
		27,480		27,642
Projects in progress		6,285		4,814
Land		1,176		1,140
		34,941		33,596
Intangible assets, net		13,061		14,837
Goodwill		77,067		77,897
Other assets		11,076		9,208
Total assets	$	205,579	$	203,631
LIABILITIES AND EQUITY				
Current liabilities				
Accounts payable and other accrued liabilities	$	20,671	$	20,213
Current portion of borrowings		4,330		3,070
Deferred revenue and other		6,138		5,790
Total current liabilities		31,139		29,073
Borrowings		42,101		45,299
Deferred income taxes		7,258		8,363
Other long-term liabilities		12,069		12,518
Commitments and contingencies (Note 14)				
Redeemable noncontrolling interests		9,055		9,499
Equity				
Preferred stock		—		—
Common stock, $0.01 par value, Authorized – 4.6 billion shares, Issued – 1.8 billion shares		57,383		56,398
Retained earnings		46,093		43,636
Accumulated other comprehensive loss		(3,292)		(4,119)
Treasury stock, at cost, 19 million shares		(907)		(907)
Total Disney Shareholders' equity		99,277		95,008
Noncontrolling interests		4,680		3,871
Total equity		103,957		98,879
Total liabilities and equity	$	205,579	$	203,631

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	2023	2022	2021
OPERATING ACTIVITIES			
Net income from continuing operations	$ 3,390	$ 3,553	$ 2,536
Depreciation and amortization	5,369	5,163	5,111
Impairments of produced and licensed content costs and goodwill	2,987	—	—
Net (gain)/loss on investments	(166)	714	(332)
Deferred income taxes	(1,346)	200	(1,241)
Equity in the income of investees	(782)	(816)	(761)
Cash distributions received from equity investees	720	779	754
Net change in produced and licensed content costs and advances	(1,908)	(6,271)	(4,301)
Equity-based compensation	1,143	977	600
Pension and postretirement medical cost amortization	4	620	816
Other, net	278	595	190
Changes in operating assets and liabilities			
Receivables	358	605	(357)
Inventories	(183)	(420)	252
Other assets	(201)	(707)	171
Accounts payable and other liabilities	(1,142)	964	2,410
Income taxes	1,345	46	(282)
Cash provided by operations - continuing operations	9,866	6,002	5,566
INVESTING ACTIVITIES			
Investments in parks, resorts and other property	(4,969)	(4,943)	(3,578)
Proceeds from sales of investments	458	52	337
Other, net	(130)	(117)	70
Cash used in investing activities - continuing operations	(4,641)	(5,008)	(3,171)
FINANCING ACTIVITIES			
Commercial paper payments, net	(191)	(334)	(26)
Borrowings	83	333	64
Reduction of borrowings	(1,675)	(4,016)	(3,737)
Proceeds from exercise of stock options	52	127	435
Contributions from / sales of noncontrolling interests	735	74	91
Acquisition of redeemable noncontrolling interests	(900)	—	(350)
Other, net	(828)	(913)	(862)
Cash used in financing activities - continuing operations	(2,724)	(4,729)	(4,385)
CASH FLOWS FROM DISCONTINUED OPERATIONS			
Cash provided by operations - discontinued operations	—	8	1
Cash provided by investing activities - discontinued operations	—	—	8
Cash used in financing activities - discontinued operations	—	(12)	—
Cash (used in) provided by discontinued operations	—	(4)	9
Impact of exchange rates on cash, cash equivalents and restricted cash	73	(603)	30
Change in cash, cash equivalents and restricted cash	2,574	(4,342)	(1,951)
Cash, cash equivalents and restricted cash, beginning of year	11,661	16,003	17,954
Cash, cash equivalents and restricted cash, end of year	$ 14,235	$ 11,661	$ 16,003
Supplemental disclosure of cash flow information:			
Interest paid	$ 2,110	$ 1,685	$ 1,892
Income taxes paid	$ 1,193	$ 1,097	$ 1,638

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Equity Attributable to Disney							
	Shares	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Disney Equity	Non-controlling Interests[1]	Total Equity
Balance at October 3, 2020	1,810	$ 54,497	$ 38,315	$ (8,322)	$ (907)	$ 83,583	$ 4,680	$ 88,263
Comprehensive income	—	—	1,995	1,882	—	3,877	284	4,161
Equity compensation activity	8	904	—	—	—	904	—	904
Contributions	—	—	—	—	—	—	89	89
Cumulative effect of accounting change	—	—	109	—	—	109	—	109
Distributions and other	—	70	10	—	—	80	(595)	(515)
Balance at October 2, 2021	1,818	$ 55,471	$ 40,429	$ (6,440)	$ (907)	$ 88,553	$ 4,458	$ 93,011
Comprehensive income (loss)	—	—	3,145	2,321	—	5,466	(68)	5,398
Equity compensation activity	6	925	—	—	—	925	—	925
Contributions	—	—	—	—	—	—	74	74
Distributions and other	—	2	62	—	—	64	(593)	(529)
Balance at October 1, 2022	1,824	$ 56,398	$ 43,636	$ (4,119)	$ (907)	$ 95,008	$ 3,871	$ 98,879
Comprehensive income	—	—	2,354	827	—	3,181	549	3,730
Equity compensation activity	6	1,056	—	—	—	1,056	—	1,056
Contributions	—	—	—	—	—	—	806	806
Distributions and other	—	(71)	103	—	—	32	(546)	(514)
Balance at September 30, 2023	**1,830**	**$ 57,383**	**$ 46,093**	**$ (3,292)**	**$ (907)**	**$ 99,277**	**$ 4,680**	**$ 103,957**

(1) Excludes redeemable noncontrolling interest.

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollars in millions, except where noted and per share amounts)

1   *Description of the Business and Segment Information*

The Walt Disney Company, together with the subsidiaries through which businesses are conducted (the Company), is a diversified worldwide entertainment company with operations in three segments: Entertainment, Sports and Experiences.

The terms "Company", "we", "our" and "us" are used in this report to refer collectively to the parent company and the subsidiaries through which businesses are conducted.

Segment Restructuring

In fiscal 2023, the Company reorganized into three business segments: Entertainment, Sports and Experiences (renamed from Disney Parks, Experiences and Products). Fiscal 2022 and 2021 segment financial information has been recast for the following:

- The prior Disney Media and Entertainment Distribution (DMED) segment has been reorganized into the Entertainment and Sports segments

- A portion of Consumer Products (a business within the Experiences segment) revenues is recognized at the Entertainment segment, which is meant to reflect royalties on merchandise licensing revenues generated on IP created by the Entertainment segment

DESCRIPTION OF THE BUSINESS

Entertainment

The Entertainment segment generally encompasses the Company's non-sports focused global film, television and direct-to-consumer (DTC) video streaming content production and distribution activities.

The significant lines of business within Entertainment are as follows:

- Linear Networks
  - Domestic: ABC Television Network; Disney, Freeform, FX and National Geographic (owned 73% by the Company) branded television channels; and eight owned ABC television stations
  - International: Disney, Fox (which will be rebranded in fiscal 2024 primarily to FX or Star), FX, National Geographic (owned 73% by the Company) and Star branded general entertainment television networks outside of the U.S.
  - A 50% equity investment in A+E Television Networks (A+E), which operates cable channels including A&E, HISTORY and Lifetime

- Direct-to-Consumer
  - Disney+: a global DTC service that primarily offers general entertainment and family programming. In certain Latin American countries, we offer Disney+ as well as Star+, a general entertainment service that also has sports programming
  - Disney+ Hotstar: a DTC service primarily in India that offers general entertainment, family and sports programming
  - Hulu (owned 67% by the Company): a U.S. DTC service that offers general entertainment and family programming and a digital over-the-top service that includes live linear streams of cable networks and the major broadcast networks

- Content Sales/Licensing
  - Sale/licensing of film and episodic content to third-party television and video-on-demand (TV/VOD) services
  - Theatrical distribution
  - Home entertainment distribution: DVD and Blu-ray discs, electronic home video licenses and video-on-demand (VOD) rentals
  - Staging and licensing of live entertainment events on Broadway and around the world (Stage Plays)
  - Intersegment allocation of revenues from the Experiences segment, which is meant to reflect royalties on consumer products merchandise licensing revenues generated on intellectual property ("IP") created by the Entertainment segment
  - Music distribution
  - Post-production services by Industrial Light & Magic and Skywalker Sound

Entertainment also includes the following activities that are reported with Content Sales/Licensing:

- National Geographic magazine and online business (owned 73% by the Company)
- A 30% ownership interest in Tata Play Limited, which operates a direct-to-home satellite distribution platform in India

The significant revenues of Entertainment are as follows:

- Affiliate fees - Fees charged to multi-channel video programming distributors (i.e. cable, satellite, telecommunications and digital over-the-top (e.g. YouTube TV) service providers) (MVPDs) for the right to deliver our programming to their customers. Linear Networks also generates revenues from fees charged to television stations affiliated with ABC Network.
- Subscription fees - Fees charged to customers/subscribers for our DTC streaming services
- Advertising - Sales of advertising time/space
- TV/VOD distribution - Licensing fees for the right to use our film and episodic content
- Theatrical distribution - Rentals from licensing our films to theaters
- Home entertainment distribution - Sales and rentals of our film and episodic content to retailers and through distributors
- Other revenue - Revenues from licensing our music, ticket sales from stage play performances, fees from licensing our IP for use in stage plays, sales of post-production services and the allocation of consumer products merchandise licensing revenues

The significant expenses of Entertainment are as follows:

- Operating expenses, consisting primarily of programming and production costs, technology support costs, operating labor, distribution costs and costs of sales. Programming and production costs include the following:
  - Amortization of capitalized production costs
  - Amortization of the costs of licensed programming rights
  - Subscriber-based fees for programming our Hulu Live service, including fees paid by Hulu to the Sports segment and other Entertainment segment businesses for the right to air their linear networks on Hulu Live
  - Production costs related to live programming (primarily news)
  - Amortization of participations and residual obligations
  - Fees paid to the Sports segment to program ESPN on ABC and certain sports content on Star+
- Selling, general and administrative costs, including marketing costs
- Depreciation and amortization

Sports

The Sports segment generally encompasses the Company's sports-focused global television and DTC video streaming content production and distribution activities.

The significant lines of business within Sports are as follows:

- ESPN (generally owned 80% by the Company)
  - Domestic:
    - Eight ESPN branded television channels
    - ESPN on ABC (sports programmed on the ABC Network by ESPN)
    - ESPN+ DTC video streaming service
  - International: ESPN-branded channels outside of the U.S.
- Star: Star-branded sports channels in India

The significant revenues of Sports are as follows:

- Affiliate fees
- Advertising
- Subscription fees
- Other revenue - Fees from the following activities: pay-per-view events on ESPN+, sub-licensing of sports rights, programming ESPN on ABC and licensing the ESPN brand

The significant expenses of Sports are as follows:

- Operating expenses, consisting primarily of programming and production costs, technology support costs, operating labor and distribution costs. Programming and production costs include amortization of licensed sports rights and production costs related to live sports and other sports-related programming.
- Selling, general and administrative costs, including marketing costs
- Depreciation and amortization

Experiences

The significant lines of business within Experiences are as follows:

- Parks & Experiences:
  - ◦ Domestic:
    - ▪ Theme parks and resorts:
      - Walt Disney World Resort in Florida
      - Disneyland Resort in California
    - ▪ Experiences
      - Disney Cruise Line
      - Disney Vacation Club
      - National Geographic Expeditions (owned 73% by the Company) and Adventures by Disney
      - Aulani, a Disney Resort & Spa in Hawaii
  - ◦ International:
    - ▪ Theme parks and resorts:
      - Disneyland Paris
      - Hong Kong Disneyland Resort (48% ownership interest and consolidated in our financial results)
      - Shanghai Disney Resort (43% ownership interest and consolidated in our financial results)
      - In addition, the Company licenses its IP to a third party to operate Tokyo Disney Resort
- Consumer Products:
  - ◦ Licensing of our trade names, characters, visual, literary and other IP to various manufacturers, game developers, publishers and retailers throughout the world, for use on merchandise, published materials and games
  - ◦ Sale of branded merchandise through online, retail and wholesale businesses, and development and publishing of books, comic books and magazines (except National Geographic magazine, which is reported in Entertainment)

The significant revenues of Experiences are as follows:

- Theme park admissions - Sales of tickets for admission to our theme parks and for premium access to certain attractions (e.g. Genie+ and Lightning Lane)
- Resorts and vacations - Sales of room nights at hotels, sales of cruise and other vacations and sales and rentals of vacation club properties
- Parks & Experiences merchandise, food and beverage - Sales of merchandise, food and beverages at our theme parks and resorts and cruise ships
- Merchandise licensing and retail:
  - ◦ Merchandise licensing - Royalties from licensing our IP for use on consumer goods
  - ◦ Retail - Sales of merchandise through internet shopping sites (generally branded shopDisney) and at The Disney Store, as well as to wholesalers (including books, comic books and magazines)
- Parks licensing and other - Revenues from sponsorships and co-branding opportunities, real estate rent and sales and royalties earned on Tokyo Disney Resort revenues

The significant expenses of Experiences are as follows:

- Operating expenses, consisting primarily of operating labor, costs of goods sold, infrastructure costs, supplies, commissions and entertainment offerings. Infrastructure costs include technology support costs, repairs and maintenance, property taxes, utilities and fuel, retail occupancy costs, insurance and transportation
- Selling, general and administrative costs, including marketing costs
- Depreciation and amortization

SEGMENT INFORMATION

Our operating segments report separate financial information, which is evaluated regularly by the Chief Executive Officer in order to decide how to allocate resources and to assess performance.

Segment operating results reflect earnings before corporate and unallocated shared expenses, restructuring and impairment charges, net other income, net interest expense, income taxes and noncontrolling interests. Segment operating income generally includes equity in the income of investees and excludes impairments of certain equity investments and acquisition accounting amortization of TFCF Corporation (TFCF) and Hulu assets (i.e. intangible assets and the fair value step-up for film and episodic costs) recognized in connection with the TFCF acquisition in fiscal 2019 (TFCF and Hulu acquisition amortization). Corporate and unallocated shared expenses principally consist of corporate functions, executive management and certain unallocated administrative support functions.

Segment operating results include allocations of certain costs, including information technology, pension, legal and other shared services costs, which are allocated based on metrics designed to correlate with consumption.

Segment revenues and segment operating income are as follows:

	2023	2022	2021
Revenues			
Entertainment			
Third parties	$ 40,258	$ 39,231	$ 36,155
Intersegment	377	338	334
	40,635	39,569	36,489
Sports			
Third parties	16,091	16,429	15,302
Intersegment	1,020	841	658
	17,111	17,270	15,960
Experiences	32,549	28,085	15,961
Eliminations	(1,397)	(1,179)	(992)
Total segment revenues	$ 88,898	$ 83,745	$ 67,418
Segment operating income (loss)			
Entertainment	$ 1,444	$ 2,126	$ 5,196
Sports	2,465	2,710	2,690
Experiences	8,954	7,285	(120)
Total segment operating income[1]	$ 12,863	$ 12,121	$ 7,766

[1] Equity in the income of investees is included in segment operating income as follows:

	2023	2022	2021
Entertainment	$ 685	$ 783	$ 744
Sports	55	55	51
Experiences	(2)	(10)	(19)
Equity in the income of investees included in segment operating income	738	828	776
A+E Gain[1]	56	—	—
Amortization of TFCF intangible assets related to equity investees	(12)	(12)	(15)
Equity in the income of investees	$ 782	$ 816	$ 761

[1] Restructuring and impairment charges include the impact of a content license agreement termination with A+E, which generated a gain at A+E. The Company's 50% interest of this gain was $56 million (A+E gain).

A reconciliation of segment revenues to total revenues is as follows:

	2023	2022	2021
Segment revenues	$ 88,898	$ 83,745	$ 67,418
Content License Early Termination[1]	—	(1,023)	—
Total revenues	$ 88,898	$ 82,722	$ 67,418

[1] In fiscal 2022, the Company early terminated certain license agreements with a customer for film and episodic content, which was delivered in previous years, in order for the Company to use the content primarily on our Entertainment Direct-to-Consumer services (Content License Early Termination). Because the content is functional IP, we had recognized substantially all of the consideration to be paid by the customer under the licenses as revenue in prior years when the content was delivered. Consequently, we have recorded the amounts to terminate the license agreements, net of remaining amounts of deferred revenue, as a reduction of revenue.

A reconciliation of segment operating income to income from continuing operations before income taxes is as follows:

	2023	2022	2021
Segment operating income	$ 12,863	$ 12,121	$ 7,766
Content License Early Termination	—	(1,023)	—
Corporate and unallocated shared expenses	(1,147)	(1,159)	(928)
Restructuring and impairment charges[1]	(3,836)	(237)	(654)
Other income (expense), net	96	(667)	201
Interest expense, net	(1,209)	(1,397)	(1,406)
TFCF and Hulu acquisition amortization[2]	(1,998)	(2,353)	(2,418)
Income from continuing operations before income taxes	$ 4,769	$ 5,285	$ 2,561

[1] Net of the A+E Gain.

[2] TFCF and Hulu acquisition amortization is as follows:

	2023	2022	2021
Amortization of intangible assets	$ 1,547	$ 1,707	$ 1,757
Step-up of film and episodic costs	439	634	646
Intangibles related to TFCF equity investees	12	12	15
	$ 1,998	$ 2,353	$ 2,418

Capital expenditures, depreciation expense and amortization expense are as follows:

Capital expenditures	**2023**	2022	2021
Entertainment	$ **1,032**	$ 802	$ 838
Sports	**15**	8	24
Experiences			
Domestic	**2,203**	2,680	1,597
International	**822**	767	675
Corporate	**897**	686	444
Total capital expenditures	$ **4,969**	$ 4,943	$ 3,578
Depreciation expense			
Entertainment	$ **669**	$ 560	$ 513
Sports	**73**	90	100
Experiences			
Domestic	**2,011**	1,680	1,551
International	**669**	662	718
Amounts included in segment operating income	**2,680**	2,342	2,269
Corporate	**204**	191	186
Total depreciation expense	$ **3,626**	$ 3,183	$ 3,068
Amortization of intangible assets			
Entertainment	$ **87**	$ 164	$ 174
Sports	**—**	—	4
Experiences	**109**	109	108
Amounts included in segment operating income	**196**	273	286
TFCF and Hulu	**1,547**	1,707	1,757
Total amortization of intangible assets	$ **1,743**	$ 1,980	$ 2,043

Identifiable assets, including equity method investments[1] and intangible assets,[2] are as follows:

	September 30, 2023	October 1, 2022
Entertainment	$ **113,307**	$ 117,184
Sports	**25,402**	24,988
Experiences	**42,808**	41,969
Corporate (primarily fixed asset and cash and cash equivalents)	**24,062**	19,490
Total consolidated assets	$ **205,579**	203,631

[1]   Equity method investments included in identifiable assets by segment are as follows:

	September 30, 2023	October 1, 2022
Entertainment	$ **2,433**	$ 2,449
Sports	**213**	184
Experiences	**—**	2
Corporate	**42**	43
	$ **2,688**	$ 2,678

Intangible assets, which include character/franchise intangibles, copyrights, trademarks, MVPD agreements and FCC licenses (see Note 13), included in identifiable assets by segment are as follows:

	September 30, 2023		October 1, 2022
Entertainment	$	**8,556**	$ 9,829
Sports		**1,767**	2,152
Experiences		**2,718**	2,836
Corporate		**20**	20
	$	**13,061**	$ 14,837

The following table presents our revenues and segment operating income by geographical markets:

	2023		2022		2021
Revenues					
Americas	$	**71,205**	$ 68,218	$	54,157
Europe		**9,533**	8,680		6,690
Asia Pacific		**8,160**	6,847		6,571
	$	**88,898**	$ 83,745	$	67,418
Content License Early Termination			(1,023)		
			$ 82,722		
Segment operating income					
Americas	$	**10,779**	$ 11,099	$	6,314
Europe		**856**	586		800
Asia Pacific		**1,228**	436		652
	$	**12,863**	$ 12,121	$	7,766

Long-lived assets[1] by geographical markets are as follows:

	September 30, 2023		October 1, 2022
Americas	$	**148,567**	$ 150,786
Europe		**9,895**	8,739
Asia Pacific		**10,244**	10,976
	$	**168,706**	$ 170,501

[1] Long-lived assets are total assets less: current assets, long-term receivables, deferred taxes, financial investments and the fair value of derivative instruments.

The changes in the carrying amount of goodwill are as follows:

	DMED		Experiences		Entertainment		Sports		Total
Balance at Oct. 2, 2021	$	72,521	$	5,550	$ —	$	—	$	78,071
Currency translation adjustments and other, net		(174)		—	—		—		(174)
Balance at Oct. 1, 2022		72,347		5,550	—		—		77,897
Segment recast[1]		(72,347)		—	55,488		16,859		—
Goodwill impairment[2]		—		—	(425)		(296)		(721)
Currency translation adjustments and other, net		—		—	(32)		(77)		(109)
Balance at Sep. 30, 2023	$	**—**	$	**5,550**	$ **55,031**	$	**16,486**	$	**77,067**

[1] Reflects the reallocation of goodwill as a result of the Company recasting its segments from the strategic reorganization during fiscal 2023.
[2] Reflects goodwill impairments at entertainment and international sports linear networks (See Note 18).

2   *Summary of Significant Accounting Policies*

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of The Walt Disney Company and its majority-owned or controlled subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The Company enters into relationships with or makes investments in other entities that may be variable interest entities (VIE). A VIE is consolidated in the financial statements if the Company has the power to direct activities that most significantly impact the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant (as defined by ASC 810-10-25-38) to the VIE. Hong Kong Disneyland Resort and Shanghai Disney Resort (together, the Asia Theme Parks) are VIEs in which the Company has less than 50% equity ownership. Company subsidiaries (the Management Companies) have management agreements with the Asia Theme Parks, which provide the Management Companies, subject to certain protective rights of joint venture partners, with the ability to direct the day-to-day operating activities and the development of business strategies that we believe most significantly impact the economic performance of the Asia Theme Parks. In addition, the Management Companies receive management fees under these arrangements that we believe could be significant to the Asia Theme Parks. Therefore, the Company has consolidated the Asia Theme Parks in its financial statements.

Reporting Period

The Company's fiscal year ends on the Saturday closest to September 30 and consists of fifty-two weeks with the exception that approximately every six years, we have a fifty-three week year. When a fifty-three week year occurs, the Company reports the additional week in the fourth quarter. Fiscal 2023, 2022 and 2021 were fifty-two week years.

Reclassifications

Certain reclassifications have been made in the fiscal 2022 and fiscal 2021 financial statements and notes to conform to the fiscal 2023 presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ from those estimates.

Revenues and Costs from Services and Products

The Company generates revenue from the sale of both services and tangible products and revenues and operating costs are classified under these two categories in the Consolidated Statements of Income. Certain costs related to both the sale of services and tangible products are not specifically allocated between the service or tangible product revenue streams but are instead attributed to the principal revenue stream. The cost of services and tangible products exclude depreciation and amortization.

Significant service revenues include:
- Affiliate fees
- Subscription fees to our DTC streaming services
- Advertising revenues
- Admissions to our theme parks, charges for room nights at hotels and sales of cruise vacation packages
- Revenue from the licensing and distribution of film and television properties
- Royalties from licensing our IP for use on consumer goods, published materials and in multi-platform games

Significant operating costs related to the sale of services include:
- Programming and production costs
- Distribution costs
- Operating labor
- Facilities and infrastructure costs

Significant tangible product revenues include:
- The sale of food, beverage and merchandise at our retail locations
- The sale of DVDs and Blu-ray discs
- The sale of books, comic books and magazines

Significant operating costs related to the sale of tangible products include:
- Costs of goods sold

- Operating labor
- Programming and production costs
- Distribution costs
- Retail occupancy costs

Revenue Recognition

The Company's revenue recognition policies are as follows:

- Affiliate fees are recognized as the programming is provided based on contractually specified per subscriber rates and the actual number of the affiliate's customers receiving the programming. For affiliate contracts with fixed license fees, the fees are recognized ratably over the contract term. If an affiliate contract includes a minimum guaranteed license fee, the guaranteed license fee is recognized ratably over the guaranteed period and any fees earned in excess of the guarantee are recognized as earned once the minimum guarantee has been exceeded. Affiliate agreements may also include a license to use the network programming for on demand viewing. As the fees charged under these contracts are generally based on a contractually specified per subscriber rate for the number of underlying subscribers of the affiliate, revenues are recognized as earned.

- Subscription fees are recognized ratably over the term of the subscription.

- Advertising sales are recognized as revenue, net of agency commissions, when commercials are aired. For contracts that contain a guaranteed number of impressions, revenues are recognized based on impressions delivered. When the guaranteed number of impressions is not met ("ratings shortfall"), revenues are not recognized for the ratings shortfall until the additional impressions are delivered.

- Theme park admissions are recognized when the tickets are used. Sales of annual passes are recognized ratably over the period for which the pass is available for use.

- Resorts and vacations sales are recognized as revenue as the services are provided to the guest. Sales of vacation club properties are recognized as revenue upon the later of when title transfers to the customer or when construction activity is deemed complete.

- Merchandise, food and beverage sales are recognized at the time of sale. Sales from our branded internet shopping sites and to wholesalers are recognized upon delivery. We estimate returns and customer incentives based upon historical return experience, current economic trends and projections of consumer demand for our products.

- Merchandise licensing fees are recognized as revenue as earned based on the contractual royalty rate applied to the licensee's underlying product sales. For licenses with minimum guaranteed license fees, the excess of the minimum guaranteed amount over actual royalties earned ("shortfall") is recognized straight-line over the remaining license period once an expected shortfall is probable.

- TV/VOD distribution fixed license fees are recognized as revenue when the content is available for use by the licensee. License fees based on the underlying sales of the licensee are recognized as revenue based on the contractual royalty rate applied to the licensee sales.

  For TV/VOD licenses that include multiple titles with a fixed license fee across all titles, each title is considered a separate performance obligation. The fixed license fee is allocated to each title at contract inception and the allocated license fee is recognized as revenue when the title is available for use by the licensee.

  When the license contains a minimum guaranteed license fee across all titles, the license fees earned by titles in excess of their allocated amount are deferred until the minimum guaranteed license fee across all titles is exceeded. Once the minimum guaranteed license fee is exceeded, revenue is recognized as earned based on the licensee's underlying sales.

  TV/VOD distribution contracts may limit the licensee's use of a title to certain defined periods of time during the contract term. In these instances, each period of availability is generally considered a separate performance obligation. For these contracts, the fixed license fee is allocated to each period of availability at contract inception based on relative standalone selling price using management's best estimate. Revenue is recognized at the start of each availability period when the content is made available for use by the licensee.

  When the term of an existing agreement is renewed or extended, revenues are recognized when the licensed content becomes available under the renewal or extension.

- Theatrical distribution licensing fees are recognized as revenue based on the contractual royalty rate applied to the distributor's underlying sales from exhibition of the film.

- Home entertainment sales in physical formats are recognized as revenue on the later of the delivery date or the date that the product can be sold by retailers. We reduce home entertainment revenues for estimated future returns of merchandise and sales incentives based upon historical return experience, current economic trends and projections of consumer demand for our products. Sales of our films in electronic formats are recognized as revenue when the product is available for use by the consumer.

- Taxes collected from customers and remitted to governmental authorities are excluded from revenue.
- Shipping and handling fees collected from customers are recorded as revenue and the related shipping expenses are recorded in cost of products upon delivery of the product to the consumer.

Allowance for Credit Losses

We evaluate our allowance for credit losses and estimate collectability of current and non-current accounts receivable based on historical bad debt experience, our assessment of the financial condition of individual companies with which we do business, current market conditions and reasonable supportable forecasts of future economic conditions.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense for fiscal 2023, 2022 and 2021 was $6.4 billion, $7.2 billion and $5.5 billion, respectively. The decrease in advertising expense for fiscal 2023 compared to fiscal 2022 was due to lower spend for our DTC streaming services. The increase in advertising expense for fiscal 2022 compared to fiscal 2021 was due to higher spend for our DTC streaming services and an increase in theatrical marketing costs.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. Cash and cash equivalents subject to contractual restrictions and not readily available are classified as restricted cash.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the Consolidated Balance Sheet to the total of the amounts in the Consolidated Statements of Cash Flows.

	September 30, 2023	October 1, 2022	October 2, 2021
Cash and cash equivalents	$ 14,182	$ 11,615	$ 15,959
Restricted cash included in:			
Other current assets	—	3	3
Other assets	53	43	41
Total cash, cash equivalents and restricted cash in the statement of cash flows	$ 14,235	$ 11,661	$ 16,003

Investments

Investments in equity securities with a readily determinable fair value, not accounted for under the equity method, are recorded at that value with unrealized gains and losses included in earnings. For equity securities without a readily determinable fair value, the investment is recorded at cost, less any impairment, plus or minus adjustments related to observable transactions for the same or similar securities, with unrealized gains and losses included in earnings.

For equity method investments, the Company regularly reviews its investments to determine whether there is a decline in fair value below book value. If there is a decline that is other-than-temporary, the investment is written down to fair value.

Translation Policy

Generally, the U.S. dollar is the functional currency for our international film and episodic content distribution and licensing businesses and the branded international channels and DTC streaming services. Generally, the local currency is the functional currency for the Asia Theme Parks, Disneyland Paris, the Star branded channels in India, international sports channels and international locations of The Disney Store.

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for non-monetary balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expenses are remeasured at average exchange rates in effect during each period, except for those expenses related to the non-monetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

For local currency functional locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income (loss) (AOCI).

Inventories

Inventory primarily includes vacation timeshare units, merchandise, food, materials and supplies. Carrying amounts of vacation ownership units are recorded at the lower of cost or net realizable value. Carrying amounts of merchandise, food, materials and supplies inventories are generally determined on a moving average cost basis and are recorded at the lower of cost or net realizable value.

Film and Television Content Costs

The Company classifies its capitalized produced and acquired/licensed content costs as long-term assets ("Produced and licensed content costs" in the Consolidated Balance Sheet) and classifies advances for live programming rights made prior to the live event as short-term assets ("Content advances" in the Consolidated Balance Sheet). For produced content, we capitalize all direct costs incurred in the physical production of a film, as well as allocations of production overhead and capitalized interest. For licensed and acquired content, we capitalize the license fee or acquisition cost, respectively. For purposes of amortization and impairment, the capitalized content costs are classified based on their predominant monetization strategy as follows:

- Individual - lifetime value is predominantly derived from third-party revenues that are directly attributable to the specific title (e.g. theatrical revenues or sales to third-party television programmers)
- Group - lifetime value is predominantly derived from third-party revenues that are attributable only to a bundle of titles (e.g. subscription revenue for a DTC service or affiliate fees for a cable television network)

The determination of the predominant monetization strategy is made at commencement of production on a consolidated basis and is based on the means by which we derive third-party revenues from use of the content. Imputed title by title license fees that may be necessary for other purposes are established as required for those purposes.

We generally classify content that is initially intended for use on our DTC streaming services or Linear Networks as group assets. We generally classify content initially intended for theatrical release or for sale to third-party licensees as individual assets. The classification of content as individual or group only changes if there is a significant change to the title's monetization strategy relative to its initial assessment (e.g. content that was initially intended for license to a third party is instead used on an owned DTC service). When there is a significant change in monetization strategy, the title's capitalized content costs are tested for impairment.

Production costs for content that is predominantly monetized individually are amortized based upon the ratio of the current period's revenues to the estimated remaining total revenues (Ultimate Revenues). For film productions, Ultimate Revenues include revenues from all sources, which may include imputed license fees for content that is used on our DTC streaming services, that will be earned within ten years from the date of the initial release for theatrical films. For episodic series that are classified as individual, Ultimate Revenues include revenues that will be earned within ten years, including imputed license fees for content that is used on our DTC streaming services, from delivery of the first episode, or if still in production, five years from delivery of the most recent episode, if later. Participations and residuals are expensed over the applicable product life cycle based upon the ratio of the current period's revenues to the estimated remaining total revenues for each production.

Production costs that are predominantly monetized as a group are amortized based on projected usage, generally resulting in an accelerated or straight-line amortization pattern. Adjustments to projected usage are applied prospectively in the period of the change. Participations and residuals are generally expensed in line with the pattern of usage.

Licensed rights to film and television content and other programs for broadcast on our Linear Networks, domestic ESPN television network, International Sports Channels or DTC streaming services are expensed on an accelerated or straight-line basis over their useful life or over the number of times the program is expected to be aired, as appropriate. We amortize rights costs for multi-year sports programming arrangements during the applicable seasons based on the estimated relative value of each year in the arrangement. If annual contractual payments related to each season approximate each season's estimated relative value, we expense the related contractual payments during the applicable season.

Acquired film and television libraries are generally amortized on a straight-line basis over 20 years from the date of acquisition. Acquired film and television libraries include content that was initially released three years prior to its acquisition, except it excludes the prior seasons of episodic programming still in production at the date of its acquisition.

Amortization of capitalized costs for produced and acquired content begins in the month the content is first released, while amortization of capitalized costs for licensed content commences when the license period begins and the content is first aired or available for use on our DTC services. Amortization of content assets is primarily included in "Cost of services" in the Consolidated Statements of Income.

The costs of produced and licensed film and television content are subject to regular recoverability assessments. Production costs for content that is predominantly monetized individually are tested for impairment at the individual title level by comparing that title's unamortized costs to the estimated present value of discounted cash flows directly attributable to the title. To the extent the title's unamortized costs exceed the present value of discounted cash flows, an impairment charge is recorded for the excess. Cost of content that is predominantly monetized as a group is tested for impairment by comparing the present value of the discounted cash flows of the group to the aggregate unamortized costs of the group. The group is established by identifying the lowest level for which cash flows are independent of the cash flows of other produced and licensed content. If the unamortized costs exceed the present value of discounted cash flows, an impairment charge is recorded for the excess and allocated to individual titles based on the relative carrying value of each title in the group. If there are no plans to continue to use an individual film or television program that is part of a group, the unamortized cost of the individual title is written down to its estimated fair value. Licensed content is included as part of the group within which it is monetized for purposes of impairment testing.

Content Production Incentives

The Company receives tax incentives from U.S. (state and local) and foreign government agencies to encourage the production of film, episodic and streaming content. The incentives are largely received as tax credits, which are recognized as a reduction to produced and licensed content costs when there is reasonable assurance of collection (presented as "Produced and licensed content costs" in the Consolidated Balance Sheets), resulting in a reduction to programming and production costs (presented as "Costs of services" in the Consolidated Statements of Income) over the asset's amortization period.

Internal-Use Software Costs

The Company expenses costs incurred in the preliminary project stage of developing or acquiring internal use software, such as research and feasibility studies as well as costs incurred in the post-implementation/operational stage, such as maintenance and training. Capitalization of software development costs occurs only after the preliminary-project stage is complete, management authorizes the project and it is probable that the project will be completed and the software will be used for the function intended. As of September 30, 2023 and October 1, 2022, capitalized software costs, net of accumulated amortization, totaled $1.2 billion and $1.1 billion, respectively. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software, generally up to 5 years.

Parks, Resorts and Other Property

Parks, resorts and other property are carried at historical cost. Depreciation is computed on the straight-line method, generally over estimated useful lives as follows:

Attractions, buildings and improvements	20 – 40 years
Furniture, fixtures and equipment	3 – 25 years
Land improvements	20 – 40 years
Leasehold improvements	Life of lease or asset life if less

Leases

The Company determines whether a contract is a lease at contract inception or for a modified contract at the modification date. At inception or modification, the Company calculates the present value of operating lease payments using the Company's incremental borrowing rate applicable to the lease, which is determined by estimating what it would cost the Company to borrow a collateralized amount equal to the total lease payments over the lease term based on the contractual terms of the lease and the location of the leased asset. Our leases may require us to make fixed rental payments, variable lease payments based on usage or sales and fixed non-lease costs relating to the leased asset. Variable lease payments are generally not included in the measurement of the right-of-use asset and lease liability. Fixed non-lease costs, for example common-area maintenance costs, are included in the measurement of the right-of-use asset and lease liability as the Company does not separate lease and non-lease components.

Goodwill, Other Intangible Assets and Long-Lived Assets

The Company is required to test goodwill and other indefinite-lived intangible assets for impairment on an annual basis and if current events or circumstances require, on an interim basis. The Company performs its annual test of goodwill and indefinite-lived intangible assets for impairment in its fiscal fourth quarter.

Goodwill is allocated to various reporting units, which are an operating segment or one level below the operating segment. To test goodwill for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of a reporting unit exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test.

The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions and changes in projected future cash flows of the reporting unit.

The quantitative assessment compares the fair value of each goodwill reporting unit to its carrying amount, and to the extent the carrying amount exceeds the fair value, an impairment of goodwill is recognized for the excess up to the amount of goodwill allocated to the reporting unit.

In fiscal 2023, the Company bypassed the qualitative test and performed a quantitative assessment of goodwill for impairment (see Note 18).

The impairment test for goodwill requires judgment related to the identification of reporting units, the assignment of assets and liabilities to reporting units including goodwill and the determination of fair value of the reporting units. To determine the fair value of our reporting units, we generally use a present value technique (discounted cash flows) corroborated by market multiples when available and as appropriate. The discounted cash flow analyses are sensitive to our estimated projected future cash flows as well as the discount rates used to calculate their present value. Our future cash flows are based on internal forecasts for each reporting unit, which consider projected inflation and other economic indicators, as well as industry growth projections. Discount rates for each reporting unit are determined based on the inherent risks of each reporting unit's underlying operations. We believe our estimates are consistent with how a marketplace participant would value our reporting units. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results could differ.

To test other indefinite-lived intangible assets for impairment, the Company first performs a qualitative assessment to determine if it is more likely than not that the carrying amount of each of its indefinite-lived intangible assets exceeds its fair value. If it is, a quantitative assessment is required. Alternatively, the Company may bypass the qualitative assessment and perform a quantitative impairment test.

The qualitative assessment requires the consideration of factors such as recent market transactions, macroeconomic conditions and changes in projected future cash flows.

The quantitative assessment compares the fair value of an indefinite-lived intangible asset to its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized for the excess. Fair values of indefinite-lived intangible assets are determined based on discounted cash flows or appraised values, as appropriate. The Company has determined that there are currently no legal, competitive, economic or other factors that materially limit the useful life of our FCC licenses and trademarks, which are our most significant indefinite-lived intangible assets.

Finite-lived intangible assets are generally amortized on a straight-line basis over periods of 5 to 40 years. The costs to periodically renew our intangible assets are expensed as incurred.

The Company tests long-lived assets, including amortizable intangible assets, for impairment whenever events or changes in circumstances (triggering events) indicate that the carrying amount may not be recoverable. Once a triggering event has occurred, the impairment test employed is based on whether the Company's intent is to hold the asset for continued use or to hold the asset for sale. The impairment test for assets held for use requires a comparison of the estimated undiscounted future cash flows expected to be generated over the useful life of the significant assets of an asset group to the carrying amount of the asset group. An asset group is generally established by identifying the lowest level of cash flows generated by a group of assets that are largely independent of the cash flows of other assets and could include assets used across multiple businesses. If the carrying amount of an asset group exceeds the estimated undiscounted future cash flows, an impairment would be measured as the difference between the fair value of the asset group and the carrying amount of the asset group. For assets held for sale, to the extent the carrying amount is greater than the asset's fair value less costs to sell, an impairment loss is recognized for the difference.

The Company recorded non-cash impairment charges of $3.0 billion, $0.2 billion and $0.3 billion in fiscal 2023, 2022 and 2021, respectively. The charges are recorded in "Restructuring and impairment charges" in the Consolidated Statements of Income.

The fiscal 2023 charges primarily related to content impairments resulting from a strategic change in our approach to content curation ($2.2 billion) and goodwill ($0.7 billion) at our entertainment and international sports linear networks reporting units (see Note 18).

The fiscal 2022 charges primarily related to exiting our businesses in Russia.

The fiscal 2021 charges primarily related to the closure of an animation studio and a substantial number of our Disney-branded retail stores in North America and Europe.

The Company expects its aggregate annual amortization expense for finite-lived intangible assets for fiscal 2024 through 2028 to be as follows:

2024	$ 1,627
2025	1,535
2026	1,042
2027	965
2028	898

Financial Risk Management Contracts

In the normal course of business, the Company employs a variety of financial instruments (derivatives) including interest rate and cross-currency swap agreements and forward and option contracts to manage its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices.

The Company formally documents all relationships between hedges and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. The Company primarily enters into two types of derivatives: hedges of fair value exposure and hedges of cash flow exposure. Hedges of fair value exposure are entered into in order to hedge the fair value of a recognized asset, liability, or a firm commitment. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction (e.g. forecasted revenue) or the variability of cash flows to be paid or received, related to a recognized liability or asset (e.g. floating-rate debt).

The Company designates and assigns the derivatives as hedges of forecasted transactions, specific assets or specific liabilities. When hedged assets or liabilities are sold or extinguished or the forecasted transactions being hedged impact earnings or are no longer expected to occur, the Company recognizes the gain or loss on the designated derivatives.

The Company's hedge positions are measured at fair value on the balance sheet. Realized gains and losses from hedges are classified in the income statement consistent with the accounting treatment of the items being hedged. The Company accrues the differential for interest rate swaps to be paid or received under the agreements as interest rates change as adjustments to interest expense over the lives of the swaps. Gains and losses on the termination of effective swap agreements, prior to their original maturity, are deferred and amortized to interest expense over the remaining term of the underlying hedged transactions.

The Company enters into derivatives that are not designated as hedges and do not qualify for hedge accounting. These derivatives are intended to offset certain economic exposures of the Company and are carried at fair value with changes in value recorded in earnings. Cash flows from hedging activities are classified in the Consolidated Statements of Cash Flows under the same category as the cash flows from the related assets, liabilities or forecasted transactions (see Notes 8 and 17).

Income Taxes

Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. Where, based on the weight of available evidence, it is more likely than not that some amount of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized.

A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than zero percent likely of being realized upon ultimate settlement.

Redeemable Noncontrolling Interests and Contributions from Noncontrolling Interest Holders

<u>Hulu LLC</u>

The Company consolidates the results of Hulu LLC (Hulu), a DTC streaming service provider, which is owned 67% by the Company and 33% by NBC Universal (NBCU). In May 2019, the Company entered into a put/call agreement with NBCU that provided the Company with full operational control of Hulu. Under the agreement, NBCU has the option to require the Company to purchase NBCU's interest in Hulu (put right) and the Company has the option to require NBCU to sell its interest in Hulu to the Company (call right) at a redemption value based on NBCU's equity ownership percentage of the greater of Hulu's equity fair value or a guaranteed floor value of $27.5 billion. In August 2023, certain provisions under the put/call agreement were amended, including the addition of a November 2023 exercise window for the put/call, which would require assessment of Hulu's equity fair value as of September 30, 2023. In November 2023, NBCU exercised its put right and the Company is obligated to pay NBCU the minimum value (approximately $9.2 billion based on the guaranteed floor value, less the unpaid capital call contributions payable by NBCU to the Company of $0.6 billion) within 30 days of exercise of the put. In accordance with the valuation procedures, Hulu's equity fair value is not expected to be determined until sometime in calendar 2024. If Hulu's equity fair value is determined to be higher than the guaranteed floor value, the Company would be required to pay NBCU's share of the difference between the equity fair value and the guaranteed floor value at that time.

Determining the estimated redemption value requires management to make significant judgments. To the extent the fair value is deemed to exceed the guaranteed floor value, we would recognize NBCU's share of the additional amount as a charge to "Net income from continuing operations attributable to noncontrolling interests" and thus reduce "Net income attributable to Disney" in the Consolidated Statements of Income.

In addition, the Company will share 50% of its tax benefit from the purchase of NBCU's interest in Hulu with NBCU, which payments are expected to be made primarily over a 15-year period.

At September 30, 2023, NBCU's interest in Hulu is recorded in the Company's financial statements at $9.1 billion, which is reported as "Redeemable noncontrolling interest" in the Consolidated Balance Sheet.

BAMTech LLC

In November 2022, the Company purchased MLB's 15% redeemable noncontrolling interest in BAMTech LLC (BAMTech), which holds the Company's domestic DTC sports business, for $900 million (MLB buy-out). MLB's interest was recorded in the Company's financial statements at $828 million prior to the MLB buy-out. The $72 million difference was recorded as an increase in "Net income from continuing operations attributable to noncontrolling interests" in the Consolidated Statements of Income.

During the fiscal year ended 2023, Hearst Corporation (Hearst) contributed $710 million to the domestic DTC sports business, in part to fund its 20% share of the MLB buy-out and in part to fund its share of the domestic DTC sports business's operating cash requirements, which had been funded by the Company through intercompany loans.

Earnings Per Share

The Company presents both basic and diluted earnings per share (EPS) amounts. Basic EPS is calculated by dividing net income attributable to Disney by the weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year, which is calculated using the treasury-stock method for equity-based awards (Awards). Common equivalent shares are excluded from the computation in periods for which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period are anti-dilutive and, accordingly, are excluded from the calculation.

A reconciliation of the weighted average number of common and common equivalent shares outstanding and the number of Awards excluded from the diluted earnings per share calculation, as they were anti-dilutive, are as follows:

	2023	2022	2021
Weighted average number of common and common equivalent shares outstanding (basic)	1,828	1,822	1,816
Weighted average dilutive impact of Awards	2	5	12
Weighted average number of common and common equivalent shares outstanding (diluted)	1,830	1,827	1,828
Awards excluded from diluted earnings per share	24	15	4

3   *Revenues*

The following table presents our revenues by segment and major source:

	2023				
	Entertainment	Sports	Experiences	Eliminations	Total
Affiliate fees	$ 7,369	$ 10,590	$ —	$ (1,084)	$ 16,875
Subscription fees	16,420	1,517	—	—	17,937
Advertising	7,594	3,920	4	—	11,518
Theme park admissions	—	—	10,423	—	10,423
Resort and vacations	—	—	7,949	—	7,949
Retail and wholesale sales of merchandise, food and beverage	—	—	8,921	—	8,921
Merchandise licensing	619	—	2,509	—	3,128
TV/VOD distribution licensing	2,645	347	—	—	2,992
Theatrical distribution licensing	3,174	—	—	—	3,174
Home entertainment	931	—	—	—	931
Other	1,883	737	2,743	(313)	5,050
	$ 40,635	$ 17,111	$ 32,549	$ (1,397)	$ 88,898

	2022									
	Entertainment		Sports		Experiences		Eliminations and Other		Total	
Affiliate fees	$	7,739	$	10,796	$	—	$	(1,010)	$	17,525
Subscription fees		14,178		1,113		—		—		15,291
Advertising		8,674		4,370		4		—		13,048
Theme park admissions		—		—		8,602		—		8,602
Resort and vacations		—		—		6,410		—		6,410
Retail and wholesale sales of merchandise, food and beverage		—		—		7,838		—		7,838
Merchandise licensing		620		—		3,349		—		3,969
TV/VOD distribution licensing		3,551		351		—		(1,023)		2,879
Theatrical distribution licensing		1,875		—		—		—		1,875
Home entertainment		1,083		—		—		—		1,083
Other		1,849		640		1,882		(169)		4,202
	$	39,569	$	17,270	$	28,085	$	(2,202)	$	82,722

	2021									
	Entertainment		Sports		Experiences		Eliminations		Total	
Affiliate fees	$	8,043	$	10,609	$	—	$	(892)	$	17,760
Subscription fees		11,295		725		—		—		12,020
Advertising		8,705		3,720		4		—		12,429
Theme park admissions		—		—		3,848		—		3,848
Resort and vacations		—		—		2,701		—		2,701
Retail and wholesale sales of merchandise, food and beverage		—		—		4,957		—		4,957
Merchandise licensing		603		—		2,995		—		3,598
TV/VOD distribution licensing		4,366		429		—		—		4,795
Theatrical distribution licensing		920		—		—		—		920
Home entertainment		1,297		—		—		—		1,297
Other		1,260		477		1,456		(100)		3,093
	$	36,489	$	15,960	$	15,961	$	(992)	$	67,418

The following table presents our revenues by segment and primary geographical markets:

	2023									
	Entertainment		Sports		Experiences		Eliminations		Total	
Americas	$	31,414	$	16,000	$	25,188	$	(1,397)	$	71,205
Europe		5,475		370		3,688		—		9,533
Asia Pacific		3,746		741		3,673		—		8,160
	$	40,635	$	17,111	$	32,549	$	(1,397)	$	88,898

	2022									
	Entertainment		Sports		Experiences		Eliminations		Total	
Americas	$	30,841	$	15,666	$	22,890	$	(1,179)	$	68,218
Europe		5,098		396		3,186		—		8,680
Asia Pacific		3,630		1,208		2,009		—		6,847
	$	39,569	$	17,270	$	28,085	$	(1,179)		83,745
Content License Early Termination										(1,023)
									$	82,722

	2021									
	Entertainment		Sports		Experiences		Eliminations		Total	
Americas		28,469	$	14,533	$	12,147	$	(992)	$	54,157
Europe		4,836		346		1,508		—		6,690
Asia Pacific		3,184		1,081		2,306		—		6,571
	$	36,489	$	15,960	$	15,961	$	(992)	$	67,418

Revenues recognized in the current and prior year from performance obligations satisfied (or partially satisfied) in previous reporting periods primarily relate to revenues earned on TV/VOD licenses for titles made available to the licensee in previous reporting periods. For fiscal 2023, $0.9 billion was recognized related to performance obligations satisfied prior to October 1, 2022. For fiscal 2022, $1.1 billion was recognized related to performance obligations satisfied prior to October 2, 2021. For fiscal 2021, $1.3 billion was recognized related to performance obligations satisfied prior to October 3, 2020.

As of September 30, 2023, revenue for unsatisfied performance obligations expected to be recognized in the future is $15 billion, which primarily relates to content and other IP to be delivered in the future under existing agreements with merchandise and co-branding licensees and sponsors, television station affiliates, DTC wholesalers, sports sublicensees and advertisers. Of this amount, we expect to recognize approximately $6 billion in fiscal 2024, $4 billion in fiscal 2025, $2 billion in fiscal 2026 and $3 billion thereafter. These amounts include only fixed consideration or minimum guarantees and do not include amounts related to (i) contracts with an original expected term of one year or less (such as most advertising contracts) or (ii) licenses of IP that are solely based on the sales of the licensee.

When the timing of the Company's revenue recognition is different from the timing of customer payments, the Company recognizes either a contract asset (customer payment is subsequent to revenue recognition and subject to the Company satisfying additional performance obligations) or deferred revenue (customer payment precedes the Company satisfying the performance obligations). Consideration due under contracts with payment in arrears is recognized as accounts receivable. Deferred revenues are recognized as (or when) the Company performs under the contract. The Company's contract assets and activity for the current and prior-year periods were not material. Accounts receivable and deferred revenues from contracts with customers are as follows:

	September 30, 2023		October 1, 2022
Accounts Receivable			
Current	$ 10,279	$	10,886
Non-current	1,212		1,226
Allowance for credit losses	(154)		(179)
Deferred revenues			
Current	5,568		5,531
Non-current	977		927

For fiscal 2023, 2022 and 2021, the Company recognized revenues of $5.1 billion, $3.6 billion and $2.9 billion, respectively, that was included in the deferred revenue balance at October 1, 2022, October 2, 2021 and October 3, 2020, respectively. Amounts deferred generally relate to theme park admissions and vacation packages, DTC subscriptions and advances related to merchandise and TV/VOD licenses.

The Company has accounts receivable with original maturities greater than one year related to TV/VOD sales and vacation club properties. These receivables are discounted to present value at contract inception and the related revenues are recognized at the discounted amount. The balance of TV/VOD licensing receivables recorded in other non-current assets was $0.6 billion at both September 30, 2023 and October 1, 2022. The balance of vacation club receivables recorded in other non-current assets was $0.7 billion and $0.6 billion at September 30, 2023 and October 1, 2022, respectively. The allowance for credit losses and activity for fiscal 2023 and 2022 was not material.

4   *Other Income (Expense), Net*

Other income (expense), net is as follows:

	2023		2022		2021
DraftKings gain (loss)	$ 169	$	(663)	$	(111)
fuboTV gain	—		—		186
German FTA gain	—		—		126
Other, net	(73)		(4)		—
Other income (expense), net	$ 96	$	(667)	$	201

In fiscal 2023, the Company recognized a gain of $169 million on its investment in DraftKings, Inc. (DraftKings), which was sold in the current fiscal year. In fiscal 2022 and 2021, respectively, the Company recognized non-cash losses of $663 million and $111 million to adjust its investment in DraftKings to fair value.

In fiscal 2021, the Company recognized a $186 million gain from the sale of our investment in fuboTV Inc. (fuboTV gain) and a $126 million gain on the sale of its 50% interest in a German free-to-air (FTA) television network (German FTA gain).

5   *Investments*

Investments consist of the following:

	September 30, 2023		October 1, 2022	
Investments, equity basis	$	**2,688**	$	2,678
Investments, other		**392**		540
	$	**3,080**	$	3,218

Investments, Equity Basis

The Company's significant equity investments include A+E (50% ownership), Tata Play Limited (30% ownership) and CTV Specialty Television, Inc. (30% ownership). As of September 30, 2023, the book value of the Company's equity method investments exceeded our share of the book value of the investees' underlying net assets by approximately $0.7 billion, which represents amortizable intangible assets and goodwill arising from acquisitions.

Investments, Other

As of September 30, 2023 and October 1, 2022, the Company had securities in publicly and non-publicly traded investments, which were not material.

Gains, losses and impairments on securities are generally recorded in "Interest expense, net" in the Consolidated Statements of Income; these amounts were not material for fiscal 2023, 2022 and 2021. See Note 4 for realized and unrealized gains and losses on securities recorded in "Other income (expense), net" in the Consolidated Statements of Income.

6   *International Theme Parks*

The Company has a 48% ownership interest in the operations of Hong Kong Disneyland Resort and a 43% ownership interest in the operations of Shanghai Disney Resort (together, the Asia Theme Parks), which are both VIEs consolidated in the Company's financial statements. See Note 2 for the Company's policy on consolidating VIEs. In addition, the Company has 100% ownership of Disneyland Paris. The Asia Theme Parks together with Disneyland Paris are collectively referred to as the International Theme Parks.

The following table summarizes the carrying amounts of the Asia Theme Parks' assets and liabilities included in the Company's Consolidated Balance Sheet:

	September 30, 2023		October 1, 2022	
Cash and cash equivalents	$	**504**	$	280
Other current assets		**159**		137
Total current assets		**663**		417
Parks, resorts and other property		**6,150**		6,356
Other assets		**234**		161
Total assets	$	**7,047**	$	6,934
Current liabilities	$	**720**	$	468
Long-term borrowings		**1,308**		1,426
Other long-term liabilities		**392**		395
Total liabilities	$	**2,420**	$	2,289

The following table summarizes the International Theme Parks' revenues and costs and expenses included in the Company's Consolidated Statements of Income for fiscal 2023:

Revenues	$	5,095
Costs and expenses		(4,265)
Equity in the loss of investees		(2)

Asia Theme Parks' royalty and management fees of $235 million for fiscal 2023 are eliminated in consolidation, but are considered in calculating earnings attributable to noncontrolling interests.

International Theme Parks' cash flows included in the Company's fiscal 2023 Consolidated Statements of Cash Flows were $1,753 million provided by operating activities, $898 million used in investing activities and $114 million used in financing activities.

Hong Kong Disneyland Resort

The Government of the Hong Kong Special Administrative Region (HKSAR) and the Company have a 52% and a 48% equity interest in Hong Kong Disneyland Resort, respectively.

The Company and HKSAR have provided loans to Hong Kong Disneyland Resort with outstanding balances of $163 million and $109 million, respectively. The interest rate on both loans is three month HIBOR plus 2%, and the scheduled maturity date is September 2025. The Company's loan is eliminated in consolidation.

The Company has provided Hong Kong Disneyland Resort with a revolving credit facility of HK $2.7 billion ($345 million), which bears interest at a rate of three month HIBOR plus 1.25% and matures in December 2028. The outstanding balance under the line of credit at September 30, 2023 was $80 million. The Company's line of credit is eliminated in consolidation.

Hong Kong Disneyland Resort is undergoing a multi-year expansion estimated to cost HK $10.9 billion ($1.4 billion). The Company and HKSAR have agreed to fund the expansion on an equal basis through equity contributions, which totaled $57 million and $148 million in fiscal 2023 and 2022, respectively. To date, the Company and HKSAR have funded a total of $773 million.

HKSAR has the right to receive additional shares over time to the extent Hong Kong Disneyland Resort exceeds certain return on asset performance targets. The amount of additional shares HKSAR can receive is capped on an annual basis and could decrease the Company's equity interest by up to 6 percentage points over a period no shorter than 10 years.

Shanghai Disney Resort

Shanghai Shendi (Group) Co., Ltd (Shendi) and the Company have 57% and 43% equity interests in Shanghai Disney Resort, respectively. A management company, in which the Company has a 70% interest and Shendi a 30% interest, operates Shanghai Disney Resort.

The Company has provided Shanghai Disney Resort with loans totaling $967 million, bearing interest at rates up to 8% and maturing in 2036, with early repayment permitted. The Company has also provided Shanghai Disney Resort with a 1.9 billion yuan (approximately $0.3 billion) line of credit bearing interest at 8%. As of September 30, 2023, the total amount outstanding under the line of credit was 0.1 billion yuan (approximately $9 million). These balances are eliminated in consolidation.

Shendi has provided Shanghai Disney Resort with loans totaling 8.7 billion yuan (approximately $1.2 billion), bearing interest at rates up to 8% and maturing in 2036, with early repayment permitted. Shendi has also provided Shanghai Disney Resort with a 2.6 billion yuan (approximately $0.4 billion) line of credit bearing interest at 8%. As of September 30, 2023, the total amount outstanding under the line of credit was 0.1 billion yuan (approximately $13 million).

7 *Produced and Acquired/Licensed Content Costs and Advances*

Total capitalized produced and licensed content by predominant monetization strategy is as follows:

	As of September 30, 2023			As of October 1, 2022		
	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Produced content						
Released, less amortization	$ 4,968	$ 13,555	$ 18,523	$ 4,639	$ 12,688	$ 17,327
Completed, not released	70	1,786	1,856	214	2,019	2,233
In-process	3,331	6,120	9,451	5,041	6,793	11,834
In development or pre-production	279	133	412	372	254	626
	$ 8,648	$ 21,594	30,242	$ 10,266	$ 21,754	32,020
Licensed content - Television Programming rights and advances			6,351			5,647
Total produced and licensed content			$ 36,593			$ 37,667
Current portion			$ 3,002			$ 1,890
Non-current portion			$ 33,591			$ 35,777

Amortization of produced and licensed content is as follows:

	2023	2022	2021
Produced content			
Predominantly monetized individually	$ 3,999	$ 3,448	$ 2,947
Predominantly monetized as a group	7,862	6,776	5,228
	11,861	10,224	8,175
Licensed programming rights and advances	13,405	13,432	12,784
Total produced and licensed content costs[1]	$ 25,266	$ 23,656	$ 20,959

[1] Primarily included in "Costs of services" in the Consolidated Statements of Income. Fiscal 2023 amounts exclude impairment charges of $2.0 billion for produced content and $257 million for licensed programming rights recorded in "Restructuring and impairment charges" in the Consolidated Statements of Income (see Note 18).

Total expected amortization by fiscal year of completed (released and not released) produced, licensed and acquired film and television library content on the balance sheet as of September 30, 2023 is as follows:

	Predominantly Monetized Individually	Predominantly Monetized as a Group	Total
Produced content			
Released			
2024	$ 1,069	$ 3,257	$ 4,326
2025	600	2,055	2,655
2026	506	1,632	2,138
Completed, not released			
2024	36	794	830
Licensed content - Programming rights and advances			
2024			$ 4,202
2025			785
2026			495

Approximately $2.4 billion of accrued participations and residual liabilities will be paid in fiscal 2024.

At September 30, 2023, acquired film and television library content has remaining unamortized costs of $3.1 billion, which are generally being amortized straight-line over a weighted-average remaining period of approximately 15 years.

Content Production Incentives

Programming and production costs were reduced by $0.8 billion for fiscal 2023 related to the amortization of production tax incentives. We have production tax credit receivables of $1.6 billion as of September 30, 2023, which, based on the expected timing of collection, are reflected in "Receivables, net" or "Other Assets" in our Consolidated Balance Sheet.

8   *Borrowings*

The Company's borrowings, including the impact of interest rate and cross-currency swaps, are summarized as follows:

			September 30, 2023			
	Sep. 30, 2023	Oct. 1, 2022	Stated Interest Rate[(1)]	Pay Floating Interest rate and Cross-Currency Swaps[(2)]	Effective Interest Rate[(3)]	Swap Maturities
Commercial paper	$ 1,476	$ 1,662	—	$ —	5.62%	
U.S. dollar denominated notes[(4)]	43,504	45,091	4.03%	11,625	4.90%	2024-2031
Foreign currency denominated debt	1,872	1,844	2.92%	1,878	4.99%	2025-2027
Other[(5)]	(1,729)	(1,653)		—		
	45,123	46,944	3.85%	13,503	4.92%	
Asia Theme Parks borrowings	1,308	1,425	1.86%	—	5.90%	
Total borrowings	46,431	48,369	3.94%	13,503	4.95%	
Less current portion	4,330	3,070	2.35%	—	5.12%	
Total long-term borrowings	$ 42,101	$ 45,299		$ 13,503		

[(1)] The stated interest rate represents the weighted-average coupon rate for each category of borrowings. For floating-rate borrowings, interest rates are the rates in effect at September 30, 2023; these rates are not necessarily an indication of future interest rates.

[(2)] Amounts represent notional values of interest rate and cross-currency swaps outstanding as of September 30, 2023.

[(3)] The effective interest rate includes the impact of existing and terminated interest rate and cross-currency swaps, purchase accounting adjustments and debt issuance premiums, discounts and costs.

[(4)] Includes net debt issuance discounts, costs and purchase accounting adjustments totaling a net premium of $1.8 billion and $1.9 billion at September 30, 2023 and October 1, 2022, respectively.

[(5)] Includes market value adjustments for debt with qualifying hedges, which reduces borrowings by $1.8 billion and $1.7 billion at September 30, 2023 and October 1, 2022, respectively.

Commercial Paper

At September 30, 2023, the Company's bank facilities, which are with a syndicate of lenders and support our commercial paper borrowings, were as follows:

	Committed Capacity	Capacity Used	Unused Capacity
Facility expiring March 2024	$ 5,250	$ —	$ 5,250
Facility expiring March 2025	3,000	—	3,000
Facility expiring March 2027	4,000	—	4,000
Total	$ 12,250	$ —	$ 12,250

These facilities allow for borrowings at rates based on the Secured Overnight Financing Rate (SOFR), and at other variable rates for non-U.S. dollar denominated borrowings plus a fixed spread that varies with the Company's debt ratings assigned by Moody's Investors Service and Standard & Poor's ranging from 0.655% to 1.225%. The bank facilities contain only one financial covenant, relating to interest coverage of three times earnings before interest, taxes, depreciation and amortization, including both intangible amortization and amortization of our film and television production and programming costs. On September 30, 2023, the Company met this covenant by a significant margin. The bank facilities specifically exclude certain entities, including the Asia Theme Parks, from any representations, covenants or events of default. The Company also has the ability to issue up to $500 million of letters of credit under the facility expiring in March 2027, which if utilized, reduces available borrowings under this facility. As of September 30, 2023, the Company has $1.7 billion of outstanding letters of credit, of which none were issued under this facility.

Commercial paper activity is as follows:

	Commercial paper with original maturities less than three months, net[1]		Commercial paper with original maturities greater than three months		Total	
Balance at Oct. 2, 2021	$	—	$	1,992	$	1,992
Additions		50		2,417		2,467
Payments		—		(2,801)		(2,801)
Other Activity		—		4		4
Balance at Oct. 1, 2022	$	50	$	1,612	$	1,662
Additions		238		3,603		3,841
Payments		—		(4,032)		(4,032)
Other Activity		1		4		5
Balance at Sep. 30, 2023	**$**	**289**	**$**	**1,187**	**$**	**1,476**

[1] Borrowings and reductions of borrowings are reported net.

U.S. Dollar Denominated Notes

At September 30, 2023, the Company had $43.5 billion of fixed rate U.S. dollar denominated notes with maturities ranging from 1 to 73 years and stated interest rates that range from 1.75% to 9.50%.

Foreign Currency Denominated Debt

At September 30, 2023, the Company had fixed rate senior notes of Canadian $1.3 billion ($0.9 billion) and Canadian $1.3 billion ($1.0 billion) with maturities of October 2024 and March 2027, respectively, and stated interest rates of 2.76% and 3.057%, respectively. The Company has entered into pay-floating interest rate and cross currency swaps that effectively convert the borrowings to a variable-rate U.S. dollar denominated borrowings indexed to SOFR.

Cruise Ship Credit Facilities

The Company has credit facilities to finance a significant portion of the contract price of two new cruise ships, which are scheduled to be delivered in fiscal 2025 and fiscal 2026. Under the facilities, $1.1 billion became available beginning in August 2023 and $1.1 billion is available beginning in August 2024. Each tranche of financing may be utilized for a period of 18 months from the initial availability date. If utilized, the interest rates will be fixed at 3.80% and 3.74%, respectively, and the loan and interest will be payable semi-annually over a 12-year period from the borrowing date. Early repayment is permitted subject to cancellation fees.

Asia Theme Parks Borrowings

HKSAR provided Hong Kong Disneyland Resort with loans totaling HK $0.9 billion ($109 million). The interest rate is three month HIBOR plus 2% and the maturity date is September 2025.

Shendi has provided Shanghai Disney Resort with loans totaling 8.7 billion yuan (approximately $1.2 billion) bearing interest at rates up to 8% and maturing in 2036, with early repayment permitted. Shendi has also provided Shanghai Disney Resort with a 2.6 billion yuan (approximately $0.4 billion) line of credit bearing interest at 8%. As of September 30, 2023 the total amount outstanding under the line of credit was 0.1 billion yuan (approximately $13 million).

Maturities

The following table provides total borrowings, excluding market value adjustments and debt issuance premiums, discounts and costs, by scheduled maturity date as of September 30, 2023. The table also provides the estimated interest payments on these borrowings as of September 30, 2023 although actual future payments will differ for floating-rate borrowings:

| Fiscal Year: | Borrowings | | | | |
	Before Asia Theme Parks Consolidation	Asia Theme Parks	Total Borrowings	Interest	Total Borrowings and Interest
2024	$ 4,369	$ 13	$ 4,382	$ 1,733	$ 6,115
2025	3,619	109	3,728	1,626	5,354
2026	4,578	—	4,578	1,616	6,194
2027	2,921	—	2,921	1,506	4,427
2028	1,599	—	1,599	1,502	3,101
Thereafter	28,018	1,186	29,204	16,935	46,139
	$ 45,104	$ 1,308	$ 46,412	$ 24,918	$ 71,330

Interest

The Company capitalizes interest on assets constructed for its parks and resorts and on certain film and television productions. In fiscal 2023, 2022 and 2021, total interest capitalized was $365 million, $261 million and $187 million, respectively.

Interest expense (net of amounts capitalized), interest and investment income, and net periodic pension and postretirement benefit costs (other than service costs) (see Note 10) are reported net in the Consolidated Statements of Income and consist of the following:

	2023	2022	2021
Interest expense	$ (1,973)	$ (1,549)	$ (1,546)
Interest and investment income	424	90	307
Net periodic pension and postretirement benefit costs (other than service costs)	340	62	(167)
Interest expense, net	$ (1,209)	$ (1,397)	$ (1,406)

9   *Income Taxes*

Income (Loss) Before Income Taxes by Domestic and Foreign Subsidiaries

Income Before Income Taxes	2023	2022	2021
Domestic subsidiaries (including U.S. exports)	$ 3,086	$ 5,955	$ 5,241
Foreign subsidiaries	1,683	(670)	(2,680)
Total income from continuing operations	4,769	5,285	2,561
Loss from discontinued operations	—	(62)	(38)
	$ 4,769	$ 5,223	$ 2,523

Provision for Income Taxes: Current and Deferred

Income Tax Expense (Benefit)

Current	2023		2022		2021	
Federal	$	1,475	$	436	$	594
State		402		282		129
Foreign[1]		867		846		554
		2,744		1,564		1,277
Deferred						
Federal		(1,180)		407		(526)
State		4		26		(220)
Foreign		(189)		(265)		(506)
		(1,365)		168		(1,252)
Income tax expense on income from continuing operations		1,379		1,732		25
Income tax expense on loss from discontinued operations		—		(14)		(9)
	$	1,379	$	1,718	$	16

[1] Includes foreign withholding taxes.

Deferred Tax Assets and Liabilities

Components of Deferred Tax (Assets) and Liabilities	September 30, 2023		October 1, 2022	
Deferred tax assets				
Net operating losses and tax credit carryforwards[1]	$	(3,841)	$	(3,527)
Accrued liabilities		(1,335)		(1,570)
Lease liabilities		(852)		(748)
Licensing revenues		(115)		(124)
Other		(623)		(819)
Total deferred tax assets		(6,766)		(6,788)
Deferred tax liabilities				
Depreciable, amortizable and other property		7,581		8,575
Investment in U.S. entities		1,271		1,798
Right-of-use lease assets		751		676
Investment in foreign entities		482		543
Other		81		64
Total deferred tax liabilities		10,166		11,656
Net deferred tax liability before valuation allowance		3,400		4,868
Valuation allowance		3,187		2,859
Net deferred tax liability	$	6,587	$	7,727

[1] Balances at September 30, 2023 and October 1, 2022 include approximately $1.6 billion and $1.5 billion, respectively, of International Theme Park net operating losses and approximately $1.0 billion at both September 30, 2023 and October 1, 2022 of foreign tax credits in the U.S. The International Theme Park net operating losses are primarily in France and, to a lesser extent, Hong Kong and China. Losses in France and Hong Kong have an indefinite carryforward period and losses in China have a five-year carryforward period. China theme park net operating losses of $0.2 billion, if not used, expire between fiscal 2024 and fiscal 2028. Foreign tax credits in the U.S. have a ten-year carryforward period. Foreign tax credits of $1.0 billion, if not used, expire beginning in fiscal 2028.

The following table details the change in valuation allowance for fiscal 2023, 2022 and 2021 (in billions):

	Balance at Beginning of Period	Charges to Tax Expense	Other Changes	Balance at End of Period
Year ended September 30, 2023	$ 2.9	$ 0.2	$ 0.1	$ 3.2
Year ended October 1, 2022	2.8	0.4	(0.3)	2.9
Year ended October 2, 2021	2.4	0.4	—	2.8

Reconciliation of the effective income tax rate for continuing operations to the federal rate

	2023	2022	2021
Federal income tax rate	21.0 %	21.0 %	21.0 %
State taxes, net of federal benefit[(1)]	5.8	3.1	1.9
Tax rate differential on foreign income	0.1	4.3	12.0
Foreign derived intangible income	(4.3)	(3.4)	(6.4)
Tax impact of equity awards	2.1	—	(5.3)
Legislative changes	—	1.7	(12.2)
Income tax audits and reserves	1.3	2.7	(4.8)
Goodwill impairment	3.5	—	—
Valuation allowance	(1.8)	4.5	2.6
Other	1.2	(1.1)	(7.8)
	28.9 %	32.8 %	1.0 %

[(1)] Fiscal 2023 includes an adjustment related to certain deferred state taxes

Unrecognized tax benefits

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits, excluding the related accrual for interest and penalties, is as follows:

	2023	2022	2021
Balance at the beginning of the year	$ 2,449	$ 2,641	$ 2,740
Increases for current year tax positions	98	48	51
Increases for prior year tax positions	273	103	556
Decreases in prior year tax positions	(150)	(108)	(174)
Settlements with taxing authorities	(153)	(235)	(532)
Balance at the end of the year	$ 2,517	$ 2,449	$ 2,641

Balances at September 30, 2023, October 1, 2022 and October 2, 2021 include $1.8 billion, $1.9 billion and $2.0 billion, respectively, that if recognized, would reduce our income tax expense and effective tax rate. These amounts are net of the offsetting benefits from other tax jurisdictions.

At September 30, 2023, October 1, 2022 and October 2, 2021 accrued interest and penalties related to unrecognized tax benefits were $1.0 billion in each period. During fiscal 2023, 2022 and 2021, the Company recorded additional interest and penalties of $210 million, $157 million and $191 million, respectively, and recorded reductions in accrued interest and penalties of $241 million, $119 million and $256 million, respectively. The Company's policy is to report interest and penalties as a component of income tax expense.

The Company is generally no longer subject to U.S. federal examination for years prior to 2018. The Company is no longer subject to examination in any of its major state or foreign tax jurisdictions for years prior to 2008.

In the next twelve months, it is reasonably possible that our unrecognized tax benefits could change due to the resolution of open tax matters, which would reduce our unrecognized tax benefits by $0.3 billion.

Other

In fiscal 2023, the Company recognized income tax expense of $93 million for the shortfall between equity-based compensation deductions and amounts recorded based on the grant date fair value. In fiscal 2022 and 2021, the Company recognized income tax benefits of $2 million and $135 million, respectively, for the excess of equity-based compensation deductions over amounts recorded based on the grant date fair value.

10 *Pension and Other Benefit Programs*

The Company maintains pension and postretirement medical benefit plans covering certain of its employees not covered by union or industry-wide plans. The Company has defined benefit pension plans that cover employees hired prior to January 1, 2012. For employees hired after this date, the Company has a defined contribution plan. Benefits under these pension plans are generally based on years of service and/or compensation and generally require 3 years of vesting service. Employees generally hired after January 1, 1987 for certain of our media businesses and other employees generally hired after January 1, 1994 are not eligible for postretirement medical benefits. In addition, the Company has a defined benefit plan for TFCF employees for which benefits stopped accruing in June 2017.

Defined Benefit Plans

The Company measures the actuarial value of its benefit obligations and plan assets for its defined benefit pension and postretirement medical benefit plans at September 30 and adjusts for any plan contributions or significant events between September 30 and our fiscal year end.

The following chart summarizes the benefit obligations, assets, funded status and balance sheet impacts associated with the defined benefit pension and postretirement medical benefit plans:

	Pension Plans				Postretirement Medical Plans			
	September 30, 2023		October 1, 2022		**September 30, 2023**		October 1, 2022	
Projected benefit obligations								
Beginning obligations	$	**(15,028)**	$	(20,955)	$	**(1,539)**	$	(2,121)
Service cost		**(282)**		(400)		**(5)**		(9)
Interest cost		**(784)**		(500)		**(81)**		(51)
Actuarial gain[1]		**757**		6,159		**59**		595
Plan amendments and other[2]		**14**		39		**539**		(16)
Benefits paid		**633**		629		**66**		63
Ending obligations	$	**(14,690)**	$	(15,028)	$	**(961)**	$	(1,539)
Fair value of plans' assets								
Beginning fair value	$	**14,721**	$	18,076	$	**749**	$	889
Actual return on plan assets		**1,324**		(2,715)		**71**		(134)
Contributions		**73**		96		**29**		61
Benefits paid		**(633)**		(629)		**(66)**		(63)
Expenses and other		**(43)**		(107)		**(2)**		(4)
Ending fair value	$	**15,442**	$	14,721	$	**781**	$	749
Overfunded (Underfunded) status of the plans	$	**752**	$	(307)	$	**(180)**	$	(790)
Amounts recognized in the balance sheet								
Non-current assets	$	**1,971**	$	913	$	**209**	$	—
Current liabilities		**(72)**		(66)		**(2)**		(4)
Non-current liabilities		**(1,147)**		(1,154)		**(387)**		(786)
	$	**752**	$	(307)	$	**(180)**	$	(790)

[1] The actuarial gain for fiscal 2022 was due to an increase in the discount rate used to determine the fiscal year-end benefit obligation from the rate that was used in the preceding fiscal year.

[2] The decrease in fiscal 2023 was due to a change in postretirement medical benefit options.

The components of net periodic benefit cost (benefit) are as follows:

	Pension Plans			Postretirement Medical Plans		
	2023	2022	2021	**2023**	2022	2021
Service cost	**$ 282**	$ 400	$ 434	**$ 5**	$ 9	$ 10
Other costs (benefits):						
Interest cost	**784**	500	457	**81**	51	47
Expected return on plan assets	**(1,149)**	(1,174)	(1,100)	**(61)**	(59)	(55)
Amortization of prior-year service costs	**8**	7	11	**—**	—	—
Recognized net actuarial loss/(gain)	**19**	585	777	**(22)**	28	30
Total other costs (benefit)	**(338)**	(82)	145	**(2)**	20	22
Net periodic benefit cost (benefit)	**$ (56)**	$ 318	$ 579	**$ 3**	$ 29	$ 32

In fiscal 2024, we expect pension and postretirement medical costs to be a net benefit of $155 million compared to a net benefit of $53 million in fiscal 2023.

Key assumptions are as follows:

	Pension Plans			Postretirement Medical Plans		
	2023	2022	2021	**2023**	2022	2021
Discount rate used to determine the fiscal year-end benefit obligation	**5.94%**	5.44%	2.88%	**5.94%**	5.47%	2.89%
Discount rate used to determine the interest cost component of net periodic benefit cost	**5.37%**	2.45%	2.28%	**5.38%**	2.47%	2.28%
Rate of return on plan assets	**7.00%**	7.00%	7.00%	**7.00%**	7.00%	7.00%
Weighted average rate of compensation increase to determine the fiscal year-end benefit obligation	**3.10%**	3.10%	3.10%	**n/a**	n/a	n/a
Year 1 increase in cost of benefits	**n/a**	n/a	n/a	**7.00%**	7.00%	7.00%
Rate of increase to which the cost of benefits is assumed to decline (the ultimate trend rate)	**n/a**	n/a	n/a	**4.00%**	4.00%	4.00%
Year that the rate reaches the ultimate trend rate	**n/a**	n/a	n/a	**2042**	2041	2040

AOCI, before tax, as of September 30, 2023 consists of the following amounts that have not yet been recognized in net periodic benefit cost:

	Pension Plans	Postretirement Medical Plans	Total
Prior service costs (benefits)	$ 15	$ (556)	$ (541)
Net actuarial loss (gain)	2,929	(137)	2,792
Total amounts included in AOCI	2,944	(693)	2,251
Prepaid (accrued) pension cost	(3,696)	873	(2,823)
Net balance sheet liability (asset)	$ (752)	$ 180	$ (572)

Plan Funded Status

As of September 30, 2023, the projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $1.2 billion and $1.1 billion, respectively, and the aggregate fair value of plan assets was not material. As of October 1, 2022, the projected benefit obligation and accumulated benefit obligation for pension plans with accumulated benefit obligations in excess of plan assets were $1.2 billion and $1.1 billion, respectively, and the aggregate fair value of plan assets was not material.

As of September 30, 2023, the projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $1.2 billion and the aggregate fair value of plan assets was not material. As of October 1, 2022, the projected benefit obligation for pension plans with projected benefit obligations in excess of plan assets was $1.2 billion and the aggregate fair value of plan assets was not material.

The Company's total accumulated pension benefit obligations at September 30, 2023 and October 1, 2022 were $13.8 billion and $14.1 billion, respectively. Approximately 98% was vested as of both September 30, 2023 and October 1, 2022.

The accumulated postretirement medical benefit obligations and fair value of plan assets for postretirement medical plans with accumulated postretirement medical benefit obligations in excess of plan assets were $1.0 billion and $0.8 billion, respectively, at September 30, 2023 and $1.5 billion and $0.7 billion, respectively, at October 1, 2022.

Plan Assets

A significant portion of the assets of the Company's defined benefit plans are managed in a third-party master trust. The investment policy and allocation of the assets in the master trust were approved by the Company's Investment and Administrative Committee, which has oversight responsibility for the Company's retirement plans. The investment policy ranges for the major asset classes are as follows:

Asset Class	Minimum	Maximum
Equity investments	30%	60%
Fixed income investments	20%	40%
Alternative investments	10%	30%
Cash & money market funds	—%	10%

The primary investment objective for the assets within the master trust is the prudent and cost effective management of assets to satisfy benefit obligations to plan participants. Financial risks are managed through diversification of plan assets, selection of investment managers and through the investment guidelines incorporated in investment management agreements. Investments are monitored to assess whether returns are commensurate with risks taken.

The long-term asset allocation policy for the master trust was established taking into consideration a variety of factors that include, but are not limited to, the average age of participants, the number of retirees, the duration of liabilities and the expected payout ratio. Liquidity needs of the master trust are generally managed using cash generated by investments or by liquidating securities.

Assets are generally managed by external investment managers pursuant to investment management agreements that establish permitted securities and risk controls commensurate with the account's investment strategy. Some agreements permit the use of derivative securities (futures, options, interest rate swaps, credit default swaps) that enable investment managers to enhance returns and manage exposures within their accounts.

Fair Value Measurements of Plan Assets

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants and is generally classified in one of the following categories of the fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets

Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable

Investments that are valued using the net asset value (NAV) (or its equivalent) practical expedient are excluded from the fair value hierarchy disclosure. NAV per share is determined based on the fair value using the underlying assets divided by the number of units outstanding.

The following is a description of the valuation methodologies used for assets reported at fair value. The methodologies used at September 30, 2023 and October 1, 2022 are the same.

Level 1 investments are valued based on reported market prices on the last trading day of the fiscal year. Investments in common and preferred stocks and mutual funds are valued based on the securities' exchange-listed price or a broker's quote in an active market. Investments in U.S. Treasury securities are valued based on a broker's quote in an active market.

Level 2 investments in government and federal agency bonds and notes (excluding U.S. Treasury securities), corporate bonds, mortgage-backed securities (MBS) and asset-backed securities are valued using a broker's quote in a non-active market or an evaluated price based on a compilation of reported market information, such as benchmark yield curves, credit spreads and estimated default rates. Derivative financial instruments are valued based on models that incorporate observable inputs for the underlying securities, such as interest rates or foreign currency exchange rates.

The Company's defined benefit plan assets are summarized by level in the following tables:

Description	Level 1	Level 2	Total	Plan Asset Mix
		As of September 30, 2023		
Cash	$ 68	$ —	$ 68	—%
Common and preferred stocks[1]	3,517	—	3,517	22%
Mutual funds	1,139	—	1,139	7%
Government and federal agency bonds, notes and MBS	2,025	442	2,467	15%
Corporate bonds	—	750	750	4%
Other mortgage- and asset-backed securities	—	120	120	1%
Derivatives and other, net	—	12	12	—%
Total investments in the fair value hierarchy	$ 6,749	$ 1,324	8,073	
Assets valued at NAV as a practical expedient:				
Common collective funds			3,517	22%
Alternative investments			4,352	27%
Money market funds and other			281	2%
Total investments at fair value			$ 16,223	100%

Description	Level 1	Level 2	Total	Plan Asset Mix
		As of October 1, 2022		
Cash	$ 177	$ —	$ 177	1%
Common and preferred stocks[1]	3,118	—	3,118	20%
Mutual funds	1,044	—	1,044	7%
Government and federal agency bonds, notes and MBS	2,061	293	2,354	15%
Corporate bonds	—	751	751	5%
Other mortgage- and asset-backed securities	—	84	84	1%
Derivatives and other, net	2	13	15	—%
Total investments in the fair value hierarchy	$ 6,402	$ 1,141	7,543	
Assets valued at NAV as a practical expedient:				
Common collective funds			3,479	22%
Alternative investments			4,208	27%
Money market funds and other			240	2%
Total investments at fair value			$ 15,470	100%

[1] Includes 2.9 million shares of Company common stock valued at $235 million (1% of total plan assets) and 2.9 million shares valued at $273 million (2% of total plan assets) at September 30, 2023 and October 1, 2022, respectively.

Uncalled Capital Commitments

Alternative investments held by the master trust include interests in funds that have rights to make capital calls to the investors. In such cases, the master trust would be contractually obligated to make a cash contribution at the time of the capital call. At September 30, 2023, the total committed capital still uncalled and unpaid was $1.3 billion.

Plan Contributions

During fiscal 2023, the Company made $102 million of contributions to its pension and postretirement medical plans. The Company currently does not expect to make material pension and postretirement medical plan contributions in fiscal 2024. Final minimum funding requirements for fiscal 2024 will be determined based on a January 1, 2024 funding actuarial valuation, which is expected to be received during the fourth quarter of fiscal 2024.

Estimated Future Benefit Payments

The following table presents estimated future benefit payments for the next ten fiscal years:

	Pension Plans	Postretirement Medical Plans[1]
2024	$ 768	$ 56
2025	776	55
2026	822	59
2027	866	62
2028	911	64
2029 – 2033	5,132	356

[1] Estimated future benefit payments are net of expected Medicare subsidy receipts of $39 million.

Assumptions

Assumptions, such as discount rates, long-term rate of return on plan assets and the healthcare cost trend rate, have a significant effect on the amounts reported for net periodic benefit cost as well as the related benefit obligations.

Discount Rate — The assumed discount rate for pension and postretirement medical plans reflects the market rates for high-quality corporate bonds currently available. The Company's discount rate was determined by considering yield curves constructed of a large population of high-quality corporate bonds and reflects the matching of the plans' liability cash flows to the yield curves. The Company measures service and interest costs by applying the specific spot rates along that yield curve to the plans' liability cash flows.

Long-term rate of return on plan assets — The long-term rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting of a mixture of equities, fixed income and alternative investments. When determining the long-term rate of return on plan assets, the Company considers long-term rates of return on the asset classes (both historical and forecasted) in which the Company expects the pension funds to be invested. The following long-term rates of return by asset class were considered in setting the long-term rate of return on plan assets assumption:

Equity Securities	6%	to	10%
Debt Securities	3%	to	5%
Alternative Investments	6%	to	11%

Healthcare cost trend rate — The Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates for the postretirement medical benefit plans. The 2023 actuarial valuation assumed a 7.00% annual rate of increase in the per capita cost of covered healthcare claims with the rate decreasing in even increments over nineteen years until reaching 4.00%.

Sensitivity — A one percentage point change in the discount rate and expected long-term rate of return on plan assets would have the following effects on the projected benefit obligations for pension and postretirement medical plans as of September 30, 2023 and on cost for fiscal 2024:

	Discount Rate		Expected Long-Term Rate of Return On Assets
Increase (decrease)	Benefit Expense	Projected Benefit Obligations	Benefit Expense
1 percentage point decrease	$ 201	$ 2,038	$ 170
1 percentage point increase	(45)	(1,798)	(170)

<u>*Multiemployer Benefit Plans*</u>

The Company participates in a number of multiemployer pension plans under union and industry-wide collective bargaining agreements that cover our union-represented employees and expenses its contributions to these plans as incurred. These plans generally provide for retirement, death and/or termination benefits for eligible employees within the applicable collective bargaining units, based on specific eligibility/participation requirements, vesting periods and benefit formulas. The risks of participating in these multiemployer plans are different from single-employer plans. For example:

- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer stops contributing to the multiemployer plan, the unfunded obligations of the plan may become the obligation of the remaining participating employers.

- If a participating employer chooses to stop participating in these multiemployer plans, the employer may be required to pay those plans an amount based on the underfunded status of the plan.

The Company also participates in several multiemployer health and welfare plans that cover both active and retired employees. Health care benefits are provided to participants who meet certain eligibility requirements under the applicable collective bargaining unit.

The following table sets forth our contributions to multiemployer pension and health and welfare benefit plans:

	2023	2022	2021
Pension plans	$ 316	$ 402	$ 289
Health & welfare plans	299	401	272
Total contributions	$ 615	$ 803	$ 561

Defined Contribution Plans

The Company has defined contribution retirement plans for domestic employees who began service after December 31, 2011 and are not eligible to participate in the defined benefit pension plans. In general, the Company contributes from 4% to 10% of an employee's compensation depending on the employee's age and years of service with the Company up to plan limits. The Company has savings and investment plans that allow eligible employees to contribute up to 50% of their salary through payroll deductions depending on the plan in which the employee participates. The Company matches 50% of the employee's contribution up to plan limits. The Company also has defined contribution retirement plans for employees in our international operations. In fiscal 2023, 2022 and 2021, the costs of our domestic and international defined contribution plans were $378 million, $325 million and $254 million, respectively.

11 *Equity*

The following table summarizes the changes in each component of accumulated other comprehensive income (loss) (AOCI) including our proportional share of equity method investee amounts:

	Market Value Adjustments for Hedges	Unrecognized Pension and Postretirement Medical Expense	Foreign Currency Translation and Other	AOCI
AOCI, before tax				
Balance at October 3, 2020	$ (191)	$ (9,423)	$ (1,088)	$ (10,702)
Unrealized gains (losses) arising during the period	70	1,582	41	1,693
Reclassifications of net (gains) losses to net income	(31)	816	—	785
Balance at October 2, 2021	$ (152)	$ (7,025)	$ (1,047)	$ (8,224)
Unrealized gains (losses) arising during the period	1,098	2,635	(967)	2,766
Reclassifications of net (gains) losses to net income	(142)	620	—	478
Balance at October 1, 2022	$ 804	$ (3,770)	$ (2,014)	$ (4,980)
Unrealized gains (losses) arising during the period	(101)	1,594	(2)	1,491
Reclassifications of net (gains) losses to net income	(444)	4	42	(398)
Balance at September 30, 2023	$ 259	$ (2,172)	$ (1,974)	$ (3,887)

	Market Value Adjustments for Hedges		Unrecognized Pension and Postretirement Medical Expense		Foreign Currency Translation and Other		AOCI	
Tax on AOCI								
Balance at October 3, 2020	$	40	$	2,201	$	139	$	2,380
Unrealized gains (losses) arising during the period		(8)		(358)		(50)		(416)
Reclassifications of net (gains) losses to net income		10		(190)		—		(180)
Balance at October 2, 2021	$	42	$	1,653	$	89	$	1,784
Unrealized gains (losses) arising during the period		(254)		(608)		50		(812)
Reclassifications of net (gains) losses to net income		33		(144)		—		(111)
Balance at October 1, 2022	$	(179)	$	901	$	139	$	861
Unrealized gains (losses) arising during the period		12		(384)		17		(355)
Reclassifications of net (gains) losses to net income		103		—		(14)		89
Balance at September 30, 2023	**$**	**(64)**	**$**	**517**	**$**	**142**	**$**	**595**

	Market Value Adjustments for Hedges		Unrecognized Pension and Postretirement Medical Expense		Foreign Currency Translation and Other		AOCI	
AOCI, after tax								
Balance at October 3, 2020	$	(151)	$	(7,222)	$	(949)	$	(8,322)
Unrealized gains (losses) arising during the period		62		1,224		(9)		1,277
Reclassifications of net (gains) losses to net income		(21)		626		—		605
Balance at October 2, 2021	$	(110)	$	(5,372)	$	(958)	$	(6,440)
Unrealized gains (losses) arising during the period		844		2,027		(917)		1,954
Reclassifications of net (gains) losses to net income		(109)		476		—		367
Balance at October 1, 2022	$	625	$	(2,869)	$	(1,875)	$	(4,119)
Unrealized gains (losses) arising during the period		(89)		1,210		15		1,136
Reclassifications of net (gains) losses to net income		(341)		4		28		(309)
Balance at September 30, 2023	**$**	**195**	**$**	**(1,655)**	**$**	**(1,832)**	**$**	**(3,292)**

Details about AOCI components reclassified to net income are as follows:

Gains (losses) in net income:	Affected line item in the Consolidated Statements of Operations:	**2023**		2022		2021	
Market value adjustments, primarily cash flow hedges	Primarily revenue	**$**	**444**	$	142	$	31
Estimated tax	Income taxes		**(103)**		(33)		(10)
			341		109		21
Pension and postretirement medical expense	Interest expense, net		**(4)**		(620)		(816)
Estimated tax	Income taxes		**—**		144		190
			(4)		(476)		(626)
Foreign currency translation and other	Other income (expense), net		**(42)**		—		—
Estimated tax	Income taxes		**14**		—		—
			(28)		—		—
Total reclassifications for the period		**$**	**309**	$	(367)	$	(605)

12 *Equity-Based Compensation*

Under various plans, the Company may grant stock options and other equity-based awards to executive, management, technology and creative personnel. The Company's approach to long-term incentive compensation contemplates awards of stock options and restricted stock units (RSUs). Certain RSUs awarded to senior executives vest based upon the achievement of market or performance conditions (Performance RSUs).

Stock options are generally granted with a 10 year term at exercise prices equal to or exceeding the market price at the date of grant and become exercisable ratably over a three-year period from the grant date (exercisable ratably over a four-year period from the grant date for awards granted prior to fiscal 2021). At the discretion of the Compensation Committee of the Company's Board of Directors, options can occasionally extend up to 15 years after date of grant. RSUs generally vest ratably over three years (four years for grants awarded prior to fiscal 2021) and Performance RSUs generally fully vest after three years, subject to achieving market or performance conditions. Equity-based award grants generally provide continued vesting, in the event of termination, for employees that reach age 60 or greater, have at least ten years of service and have held the award for at least one year.

Each share granted subject to a stock option award reduces the number of shares available under the Company's stock incentive plans by one share while each share granted subject to a RSU award reduces the number of shares available by two shares. As of September 30, 2023, the maximum number of shares available for issuance under the Company's stock incentive plans (assuming all the awards are in the form of stock options) was approximately 93 million shares and the number available for issuance assuming all awards are in the form of RSUs was approximately 44 million shares. The Company satisfies stock option exercises and vesting of RSUs with newly issued shares. Stock options and RSUs are generally forfeited by employees who terminate prior to vesting.

Each year, generally during the first half of the year, the Company awards stock options and restricted stock units to a broad-based group of management, technology and creative personnel. The fair value of options is estimated based on the binomial valuation model. The binomial valuation model takes into account variables such as volatility, dividend yield and the risk-free interest rate. The binomial valuation model also considers the expected exercise multiple (the multiple of exercise price to grant price at which exercises are expected to occur on average) and the termination rate (the probability of a vested option being canceled due to the termination of the option holder) in computing the value of the option.

The weighted average assumptions used in the option-valuation model were as follows:

	2023	2022	2021
Risk-free interest rate	3.6%	1.6%	1.2%
Expected volatility	31%	28%	30%
Dividend yield	—%	—%	0.03%
Termination rate	5.9%	5.8%	5.8%
Exercise multiple	1.98	1.98	1.83

Although the initial fair value of stock options is not adjusted after the grant date, changes in the Company's assumptions may change the value of, and therefore the expense related to, future stock option grants. The assumptions that cause the greatest variation in fair value in the binomial valuation model are the expected volatility and expected exercise multiple. Increases or decreases in either the expected volatility or expected exercise multiple will cause the binomial option value to increase or decrease, respectively. The volatility assumption considers both historical and implied volatility and may be impacted by the Company's performance as well as changes in economic and market conditions.

Compensation expense for RSUs and stock options is recognized ratably over the service period of the award. Compensation expense for RSUs is based on the market price of the shares underlying the awards on the grant date. Compensation expense for Performance RSUs reflects the estimated probability that the market or performance conditions will be met.

Compensation expense related to stock options and RSUs is as follows:

	2023		2022		2021
Stock option	$	76	$	88	$	95
RSUs		1,067		889		505
Total equity-based compensation expense[1]		1,143		977		600
Tax impact		(260)		(221)		(136)
Reduction in net income	$	883	$	756	$	464
Equity-based compensation expense capitalized during the period	$	145	$	148	$	112

[1] Equity-based compensation expense is net of capitalized equity-based compensation and estimated forfeitures and excludes amortization of previously capitalized equity-based compensation costs.

The following table summarizes information about stock option transactions in fiscal 2023 (shares in millions):

	Shares		Weighted Average Exercise Price
Outstanding at beginning of year	18	$	121.28
Awards granted	2		89.85
Awards exercised	(1)		60.46
Awards expired/canceled	(1)		111.62
Outstanding at end of year	18	$	120.20
Exercisable at end of year	14	$	119.78

The following tables summarize information about stock options vested and expected to vest at September 30, 2023 (shares in millions):

			Vested		
Range of Exercise Prices		Number of Options		Weighted Average Exercise Price	Weighted Average Remaining Years of Contractual Life
$ 40 — $ 80		1	$	72.59	0.2
$ 81 — $ 120		9		107.13	3.7
$ 121 — $ 160		3		148.09	6.7
$ 161 — $ 200		1		177.72	7.4
		14			

			Expected to Vest		
Range of Exercise Prices		Number of Options[1]		Weighted Average Exercise Price	Weighted Average Remaining Years of Contractual Life
$ 50 — $ 100		2	$	89.89	9.4
$ 101 — $ 150		1		146.64	6.3
$ 151 — $ 200		1		161.36	7.8
		4			

[1] Number of options expected to vest is total unvested options less estimated forfeitures.

The following table summarizes information about RSU transactions in fiscal 2023 (shares in millions):

	Units[3]		Weighted Average Grant-Date Fair Value
Unvested at beginning of year	18	$	144.00
Granted[1]	18		89.66
Vested	(9)		136.15
Forfeited	(3)		118.86
Unvested at end of year[2]	24	$	109.04

[1] Includes 0.4 million Performance RSUs

[2] Includes 0.8 million Performance RSUs

[3] Excludes Performance RSUs for which vesting is subject to service conditions and the number of units vesting is subject to the discretion of the CEO. At September 30, 2023, the maximum number of these Performance RSUs that could be issued upon vesting is not material.

The weighted average grant-date fair values of options granted during fiscal 2023, 2022 and 2021 were $33.18, $46.76 and $57.05, respectively, and for RSUs were $89.66, $136.36 and $178.70, respectively. The total intrinsic value (market value on date of exercise less exercise price) of options exercised and RSUs vested during fiscal 2023, 2022 and 2021 totaled $829 million, $982 million and $1,175 million, respectively. The aggregate intrinsic values of stock options vested and expected to vest at September 30, 2023 were $4.8 million and $0 million, respectively.

As of September 30, 2023, unrecognized compensation cost related to unvested stock options and RSUs was $77 million and $1,774 million, respectively. That cost is expected to be recognized over a weighted-average period of 1.1 years for stock options and 1.2 years for RSUs.

Cash received from option exercises for fiscal 2023, 2022 and 2021 was $52 million, $127 million and $435 million, respectively. Tax benefits realized from tax deductions associated with option exercises and RSU vestings for fiscal 2023, 2022 and 2021 were approximately $190 million, $219 million and $256 million, respectively.

13 *Detail of Certain Balance Sheet Accounts*

	September 30, 2023		October 1, 2022	
Current receivables				
Accounts receivable	$	10,179	$	10,811
Other		2,266		1,999
Allowance for credit losses		(115)		(158)
	$	12,330	$	12,652
Parks, resorts and other property				
Attractions, buildings and improvements	$	35,255	$	33,795
Furniture, fixtures and equipment		26,358		24,409
Land improvements		7,419		7,757
Leasehold improvements		1,058		1,037
		70,090		66,998
Accumulated depreciation		(42,610)		(39,356)
Projects in progress		6,285		4,814
Land		1,176		1,140
	$	34,941	$	33,596

Intangible assets	September 30, 2023		October 1, 2022	
Character/franchise intangibles, copyrights and trademarks	$	10,572	$	10,572
MVPD agreements		8,056		8,058
Other amortizable intangible assets		4,016		4,045
Accumulated amortization		(11,375)		(9,630)
Net amortizable intangible assets		11,269		13,045
Indefinite lived intangible assets[1]		1,792		1,792
	$	13,061	$	14,837

[1] Indefinite lived intangible assets consist of ESPN, Pixar and Marvel trademarks and television FCC licenses.

Accounts payable and other accrued liabilities				
Accounts and accrued payables	$	15,125	$	16,205
Payroll and employee benefits		3,061		3,447
Income taxes payable		2,276		378
Other		209		183
	$	20,671	$	20,213

14 *Commitments and Contingencies*

Commitments

The Company has various contractual commitments for rights to sports, films and other programming, totaling approximately $66.8 billion, including approximately $3.0 billion for available programming as of September 30, 2023. The Company also has contractual commitments for the construction of cruise ships, creative talent and employment agreements and unrecognized tax benefits. Creative talent and employment agreements include obligations to actors, producers, sports, television and radio personalities and executives. Contractual commitments for sports programming rights, other programming rights and other commitments including cruise ships and creative talent are as follows:

Fiscal Year:	Sports Programming[1]		Other Programming		Other		Total	
2024	$	10,331	$	3,286	$	4,055	$	17,672
2025		10,631		1,591		2,803		15,025
2026		7,876		941		760		9,577
2027		6,687		671		388		7,746
2028		4,713		565		146		5,424
Thereafter		19,121		376		2,181		21,678
	$	59,359	$	7,430	$	10,333	$	77,122

[1] Primarily relates to rights for NFL, college football (including bowl games and the College Football Playoff) and basketball, cricket, NBA, NHL, soccer, MLB, UFC, tennis, golf and Top Rank Boxing. Certain sports programming rights have payments that are variable based primarily on revenues and are not included in the table above.

Legal Matters

On May 12, 2023, a private securities class action lawsuit was filed in the U.S. District Court for the Central District of California against the Company, its former Chief Executive Officer, Robert Chapek, its former Chief Financial Officer, Christine M. McCarthy, and the former Chairman of the Disney Media and Entertainment Distribution segment, Kareem Daniel on behalf of certain purchasers of securities of the Company (the "Securities Class Action"). On November 6, 2023, a consolidated complaint was filed in the same action, adding Robert Iger, the Company's Chief Executive Officer, as a defendant. Claims in the Securities Class Action include (i) violations of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants, (ii) violations of Section 20A of the Exchange Act against Iger and McCarthy, and (iii) violations of Section 20(a) of the Exchange Act against all defendants. Plaintiffs in the Securities Class Action allege purported misstatements and omissions concerning, and a scheme to conceal, accurate costs and subscriber growth of the

Disney+ platform. The Company intends to defend against the lawsuit vigorously. The lawsuit is in the early stages and at this time we cannot reasonably estimate the amount of any potential loss.

Two shareholder derivative complaints have been filed. The first, in which Hugues Gervat is the plaintiff, was filed on August 4, 2023, in the U.S. District Court for the Central District of California. The second, in which Stourbridge Investments LLC is the plaintiff, was filed on August 23, 2023 in the U.S. District Court for the District of Delaware. Each named The Walt Disney Company as a nominal defendant and alleged claims on its behalf against the Company's Chief Executive Officer, Robert Iger; its former Chief Executive Officer, Robert Chapek; its former Chief Financial Officer, Christine M. McCarthy; the former Chairman of the Disney Media and Entertainment Distribution segment, Kareem Daniel, and ten current and former members of the Disney Board (Susan E. Arnold; Mary T. Barra; Safra A. Catz; Amy L. Chang; Francis A. deSouza; Michael B.G. Froman; Maria Elena Lagomasino; Calvin R. McDonald; Mark G. Parker; and Derica W. Rice). Along with alleged violations of Sections 10(b), 14(a), 20(a), and Rule 10b-5 of the Securities Exchange Act, premised on the same allegations as the Securities Class Action, plaintiffs in both actions sought to recover for alleged breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement and waste. On October 24, 2023, the Stourbridge action was voluntarily dismissed and, on November 16, 2023, was refiled in Delaware state court alleging equivalent theories of liability based on state law. On October 30, 2023, the Gervat action was stayed pending a ruling on an expected motion to dismiss to be filed in the Securities Class Action. The Company intends to defend against these lawsuits vigorously. The lawsuits are in the early stages, and at this time we cannot reasonably estimate the amount of any potential loss.

The Company, together with, in some instances, certain of its directors and officers, is a defendant in various other legal actions involving copyright, breach of contract and various other claims incident to the conduct of its businesses. Management does not believe that the Company has incurred a probable material loss by reason of any of those actions.

15 *Leases*

The Company's operating leases primarily consist of real estate and equipment, including office space for general and administrative purposes, production facilities, land, cruise terminals, retail outlets and distribution centers for consumer products. The Company also has finance leases, primarily for broadcast equipment and land.

Some of our leases include renewal and/or termination options. If it is reasonably certain that a renewal or termination option will be exercised, the exercise of the option is considered in calculating the term of the lease. As of September 30, 2023, our operating leases have a weighted-average remaining lease term of approximately 10 years, and our finance leases have a weighted-average remaining lease term of approximately 29 years. The weighted-average incremental borrowing rate is 3.6% and 6.5%, for our operating leases and finance leases, respectively. At September 30, 2023 total estimated future lease payments for non-cancelable lease agreements that have not commenced of approximately $0.5 billion are excluded from the measurement of the right-of-use asset and lease liability.

The Company's operating and finance right-of-use assets and lease liabilities are as follows:

	September 30, 2023		October 1, 2022	
Right-of-use assets[1]				
Operating leases	$	**4,211**	$	3,966
Finance leases		**291**		303
Total right-of-use assets		**4,502**		4,269
Short-term lease liabilities[2]				
Operating leases		**740**		614
Finance leases		**37**		37
		777		651
Long-term lease liabilities[3]				
Operating leases		**3,258**		3,020
Finance leases		**206**		219
		3,464		3,239
Total lease liabilities	$	**4,241**	$	3,890

[1] Included in "Other assets" in the Consolidated Balance Sheet.

[2] Included in "Accounts payable and other accrued liabilities" in the Consolidated Balance Sheet.

[3] Included in "Other long-term liabilities" in the Consolidated Balance Sheet.

The components of lease costs are as follows:

	2023		2022		2021	
Finance lease cost						
Amortization of right-of-use assets	$	**39**	$	39	$	42
Interest on lease liabilities		**15**		15		20
Operating lease cost		**820**		796		853
Variable fees and other[1]		**444**		363		414
Total lease cost	$	**1,318**	$	1,213	$	1,329

[1] Includes variable lease payments related to our operating and finance leases and costs of leases with initial terms of less than one year.

Cash paid during the year for amounts included in the measurement of lease liabilities is as follows:

	2023		2022		2021	
Operating cash flows for operating leases	$	**714**	$	736	$	925
Operating cash flows for finance leases		**15**		15		20
Financing cash flows for finance leases		**41**		48		25
Total	$	**770**	$	799	$	970

Future minimum lease payments, as of September 30, 2023, are as follows:

	Operating	Financing
Fiscal Year:		
2024	$ 824	$ 47
2025	792	44
2026	504	38
2027	384	33
2028	318	29
Thereafter	2,265	350
Total undiscounted future lease payments	5,087	541
Less: Imputed interest	(1,089)	(298)
Total reported lease liability	$ 3,998	$ 243

16 *Fair Value Measurement*

The Company's assets and liabilities measured at fair value are summarized in the following tables by fair value measurement Level. See Note 10 for definitions of fair value measures and the Levels within the fair value hierarchy.

	Fair Value Measurement at September 30, 2023			
Description	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ 46	$ 128	$ —	$ 174
Derivatives				
Foreign exchange	—	1,336	—	1,336
Other	—	18	—	18
Liabilities				
Derivatives				
Interest rate	—	(1,791)	—	(1,791)
Foreign exchange	—	(815)	—	(815)
Other	—	(13)	—	(13)
Other	—	(465)	—	(465)
Total recorded at fair value	$ 46	$ (1,602)	$ —	$ (1,556)
Fair value of borrowings	$ —	$ 40,123	$ 1,333	$ 41,456

Description	Fair Value Measurement at October 1, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Investments	$ 308	$ —	$ —	$ 308
Derivatives				
Interest rate	—	1	—	1
Foreign exchange	—	2,223	—	2,223
Other	—	10	—	10
Liabilities				
Derivatives				
Interest rate	—	(1,783)	—	(1,783)
Foreign exchange	—	(1,239)	—	(1,239)
Other	—	(31)	—	(31)
Other	—	(354)	—	(354)
Total recorded at fair value	$ 308	$ (1,173)	$ —	$ (865)
Fair value of borrowings	$ —	$ 42,509	$ 1,510	$ 44,019

The fair value of Level 2 investments are primarily determined based on an internal valuation model that uses observable inputs such as stock trading price, volatility and risk free rate.

The fair values of Level 2 derivatives are primarily determined by internal discounted cash flow models that use observable inputs such as interest rates, yield curves and foreign currency exchange rates. Counterparty credit risk, which is mitigated by master netting agreements and collateral posting arrangements with certain counterparties, had an impact on derivative fair value estimates that was not material.

Level 2 other liabilities are primarily arrangements that are valued based on the fair value of underlying investments, which are generally measured using Level 1 and Level 2 fair value techniques.

Level 2 borrowings, which include commercial paper, U.S. dollar denominated notes and certain foreign currency denominated borrowings, are valued based on quoted prices for similar instruments in active markets or identical instruments in markets that are not active.

Level 3 borrowings include the Asia Theme Park borrowings, which are valued based on the current borrowing cost and credit risk of the Asia Theme Parks as well as prevailing market interest rates.

The Company's financial instruments also include cash, cash equivalents, receivables and accounts payable. The carrying values of these financial instruments approximate the fair values.

The Company also has assets that are required to be recorded at fair value on a non-recurring basis. These assets are evaluated when certain triggering events occur (including a decrease in estimated future cash flows) that indicate the asset should be evaluated for impairment. In the fourth quarter of fiscal 2023, the Company recorded impairment charges for goodwill as disclosed in Note 18. The fair value of these assets was determined using estimated discounted future cash flows, which is a Level 3 valuation technique (see Note 18 for a discussion of the more significant inputs used in our discounted cash flow analysis).

Credit Concentrations

The Company monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its financial instruments on an ongoing basis and does not currently anticipate nonperformance by the counterparties.

The Company does not expect that it would realize a material loss, based on the fair value of its derivative financial instruments as of September 30, 2023, in the event of nonperformance by any single derivative counterparty. The Company generally enters into derivative transactions only with counterparties that have a credit rating of A- or better and requires collateral in the event credit ratings fall below A- or aggregate exposures exceed limits as defined by contract. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company does not have material cash and cash equivalent balances with financial institutions that have below investment grade credit ratings and maintains short-term liquidity balances in high quality money market funds. At September 30, 2023, the Company did not have balances (excluding money market funds) with individual financial institutions that exceeded 10% of the Company's total cash and cash equivalents.

The Company's trade receivables and financial investments do not represent a significant concentration of credit risk at September 30, 2023 due to the wide variety of customers and markets in which the Company's products are sold, the dispersion of our customers across geographic areas and the diversification of the Company's portfolio among financial institutions.

17 *Derivative Instruments*

The Company manages its exposure to various financial risks relating to its ongoing business operations according to a risk management policy. The primary risks managed with derivative instruments are interest rate risk and foreign exchange risk.

The Company's derivative positions measured at fair value are summarized in the following tables:

	As of September 30, 2023			
	Current Assets	Other Assets	Other Current Liabilities	Other Long-Term Liabilities
Derivatives designated as hedges				
Foreign exchange	$ 595	$ 338	$ (123)	$ (93)
Interest rate	—	—	(1,791)	—
Other	12	6	—	—
Derivatives not designated as hedges[1]				
Foreign exchange	384	19	(520)	(79)
Other	—	—	(13)	—
Gross fair value of derivatives	991	363	(2,447)	(172)
Counterparty netting	(770)	(262)	900	132
Cash collateral (received) paid	(123)	(7)	1,257	—
Net derivative positions	$ 98	$ 94	$ (290)	$ (40)

[1] In fiscal 2023, the Company entered into a licensing and promotional arrangement and received warrants to purchase equity that are accounted for as a derivative asset. The warrants are recorded in investments at their fair market value of $128 million at September 30, 2023.

	As of October 1, 2022			
	Current Assets	Other Assets	Other Current Liabilities	Other Long-Term Liabilities
Derivatives designated as hedges				
Foreign exchange	$ 864	$ 786	$ (228)	$ (350)
Interest rate	—	1	(1,783)	—
Other	10	—	(4)	—
Derivatives not designated as hedges				
Foreign exchange	336	247	(374)	(287)
Other	—	—	(27)	—
Gross fair value of derivatives	1,210	1,034	(2,416)	(637)
Counterparty netting	(831)	(715)	1,070	476
Cash collateral (received) paid	(341)	(151)	1,282	96
Net derivative positions	$ 38	$ 168	$ (64)	$ (65)

Reference Rate Reform

In fiscal 2023, the Company amended its interest rate and cross-currency swap agreements to implement modifications related to changing the reference rates from LIBOR to SOFR and from the Canadian Dollar Offered Rate to the Canadian Overnight Repo Rate Average. In connection with these amendments, the Company applied the hedge accounting relief provided by the Financial Accounting Standards Board (FASB) in ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting* to preserve the fair value hedge designation of the interest rate and cross-currency swaps.

Interest Rate Risk Management

The Company is exposed to the impact of interest rate changes primarily through its borrowing activities. The Company's objective is to mitigate the impact of interest rate changes on earnings and cash flows and on the market value of its borrowings. In accordance with its policy, the Company targets its fixed-rate debt as a percentage of its net debt between a minimum and maximum percentage. The Company primarily uses pay-floating and pay-fixed interest rate swaps to facilitate its interest rate risk management activities.

The Company designates pay-floating interest rate swaps as fair value hedges of fixed-rate borrowings effectively converting fixed-rate borrowings to variable-rate borrowings. The total notional amount of the Company's pay-floating interest rate swaps as of September 30, 2023 and October 1, 2022, was $13.5 billion and $14.5 billion, respectively.

The following table summarizes fair value hedge adjustments to hedged borrowings:

	Carrying Amount of Hedged Borrowings		Fair Value Adjustments Included in Hedged Borrowings	
	September 30, 2023	October 1, 2022	September 30, 2023	October 1, 2022
Borrowings:				
Current	$ 1,439	$ 997	$ (59)	$ (3)
Long-term	10,748	12,358	(1,694)	(1,733)
	$ 12,187	$ 13,355	$ (1,753)	$ (1,736)

The following amounts are included in "Interest expense, net" in the Consolidated Statements of Income:

	2023	2022	2021
Gain (loss) on:			
Pay-floating swaps	$ (14)	$ (1,635)	$ (603)
Borrowings hedged with pay-floating swaps	14	1,635	603
Benefit (expense) associated with interest accruals on pay-floating swaps	(510)	31	143

The Company may designate pay-fixed interest rate swaps as cash flow hedges of interest payments on floating-rate borrowings. Pay-fixed interest rate swaps effectively convert floating-rate borrowings to fixed-rate borrowings. The unrealized gains or losses from these cash flow hedges are deferred in AOCI and recognized in interest expense as the interest payments occur. The Company did not have pay-fixed interest rate swaps that were designated as cash flow hedges of interest payments at September 30, 2023 or at October 1, 2022, and gains and losses related to pay-fixed swaps recognized in earnings for fiscal 2023, 2022 and 2021 were not material.

Foreign Exchange Risk Management

The Company transacts business globally and is subject to risks associated with foreign currency exchange rates. The Company's objective is to reduce earnings and cash flow fluctuations associated with changes in foreign currency exchange rates, enabling management to focus on core business operations.

The Company enters into option and forward contracts to protect the value of its existing foreign currency assets, liabilities, firm commitments and forecasted but not firmly committed foreign currency transactions. In accordance with policy, the Company hedges its forecasted foreign currency transactions for periods generally not to exceed four years within an established minimum and maximum range of annual exposure. The gains and losses on these contracts offset changes in the U.S. dollar equivalent value of the related forecasted transaction, asset, liability or firm commitment. The principal currencies hedged are the euro, Japanese yen, British pound, Chinese yuan and Canadian dollar. Cross-currency swaps are used to effectively convert foreign currency denominated borrowings into U.S. dollar denominated borrowings.

The Company designates foreign exchange forward and option contracts as cash flow hedges of firmly committed and forecasted foreign currency transactions. As of September 30, 2023 and October 1, 2022, the notional amounts of the Company's net foreign exchange cash flow hedges were $8.3 billion and $7.4 billion, respectively. Mark-to-market gains and losses on these contracts are deferred in AOCI and are recognized in earnings when the hedged transactions occur, offsetting changes in the value of the foreign currency transactions. Net deferred gains recorded in AOCI for contracts that will mature in the next twelve months total $488 million. The following table summarizes the effect of foreign exchange cash flow hedges on AOCI:

	2023	2022	2021
Gain (loss) recognized in Other Comprehensive Income	$ (136)	$ 1,093	$ 61
Gain (loss) reclassified from AOCI into the Statement of Operations[1]	446	116	24

[1] Primarily recorded in revenue.

The Company designates cross currency swaps as fair value hedges of foreign currency denominated borrowings. The impact from the change in foreign currency on both the cross currency swap and borrowing is recorded to "Interest expense, net". The impact from interest rate changes is recorded in AOCI and is amortized over the life of the cross currency swap. As of both September 30, 2023 and October 1, 2022, the total notional amounts of the Company's designated cross currency swaps were Canadian $1.3 billion ($1.0 billion), respectively. The related gains or losses recognized in earnings were not material for the fiscal years ended 2023, 2022 and 2021.

Foreign exchange risk management contracts with respect to foreign currency denominated assets and liabilities are not designated as hedges and do not qualify for hedge accounting. The notional amounts of these foreign exchange contracts at September 30, 2023 and October 1, 2022 were $3.1 billion and $3.8 billion, respectively. The following table summarizes the net foreign exchange gains or losses recognized on foreign currency denominated assets and liabilities and the net foreign exchange gains or losses on the foreign exchange contracts we entered into to mitigate our exposure with respect to foreign currency denominated assets and liabilities by the corresponding line item in which they are recorded in the Consolidated Statements of Income:

	Costs and Expenses			Interest expense, net			Income Tax Expense		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Net gains (losses) on foreign currency denominated assets and liabilities	$ (37)	$ (685)	$ (30)	$ (15)	$ 82	$ (47)	$ (91)	$ 212	$ (7)
Net gains (losses) on foreign exchange risk management contracts not designated as hedges	(159)	547	(83)	10	(82)	47	64	(208)	2
Net gains (losses)	$ (196)	$ (138)	$ (113)	$ (5)	$ —	$ —	$ (27)	$ 4	$ (5)

Commodity Price Risk Management

The Company is subject to the volatility of commodities prices, and the Company designates certain commodity forward contracts as cash flow hedges of forecasted commodity purchases. Mark-to-market gains and losses on these contracts are deferred in AOCI and are recognized in earnings when the hedged transactions occur, offsetting changes in the value of commodity purchases. The notional amount of these commodities contracts at September 30, 2023 and October 1, 2022 and related gains or losses recognized in earnings were not material for fiscal 2023, 2022 and 2021.

Risk Management – Other Derivatives Not Designated as Hedges

The Company enters into certain other risk management contracts that are not designated as hedges and do not qualify for hedge accounting. These contracts, which include certain total return swap contracts, are intended to offset economic exposures of the Company and are carried at market value with any changes in value recorded in earnings. The notional amount of these contracts at both September 30, 2023 and October 1, 2022 was $0.4 billion, respectively. The related gains or losses recognized in earnings were not material for fiscal 2023, 2022 and 2021.

Contingent Features and Cash Collateral

The Company has master netting arrangements by counterparty with respect to certain derivative financial instrument contracts. The Company may be required to post collateral in the event that a net liability position with a counterparty exceeds limits defined by contract and that vary with the Company's credit rating. In addition, these contracts may require a counterparty to post collateral to the Company in the event that a net receivable position with a counterparty exceeds limits defined by contract and that vary with the counterparty's credit rating. If the Company's or the counterparty's credit ratings were to fall below investment grade, such counterparties or the Company would also have the right to terminate our derivative contracts, which could lead to a net payment to or from the Company for the aggregate net value by counterparty of our derivative contracts. The aggregate fair values of derivative instruments with credit-risk-related contingent features in a net liability position by counterparty were $1,587 million and $1,507 million at September 30, 2023 and October 1, 2022, respectively.

18 *Restructuring and Impairment Charges*

Content Impairment

As a result of our strategic change in approach to content curation, we removed content from our Entertainment Direct-to-Consumer services and terminated certain third-party license agreements for the right to use content primarily on our Entertainment Direct-to-Consumer platforms. We recorded charges of $2.6 billion in fiscal 2023, including a $2.0 billion write-off of produced content costs and $0.6 billion to terminate license agreements. We paid approximately $0.4 billion of cash to terminate these license agreements. The charges are recorded in "Restructuring and impairment charges" in the Consolidated Statements of Income.

Goodwill Impairment

In the fourth quarter of fiscal 2023, the Company performed a quantitative goodwill impairment test under both the previous segment reporting structure and the new segment reporting structure. There were no goodwill impairments under the previous reporting structure. The change in reporting structure requires judgment to identify new reporting units, allocate goodwill to these reporting units (based on relative fair values) and assign other recorded assets and liabilities to these reporting units. See Note 2 for additional information regarding the quantitative goodwill impairment assessment.

Our future cash flows are based on internal forecasts for each reporting unit, which consider projected inflation and other economic indicators, as well as industry growth projections. Significant judgments and assumptions in the discounted cash flow model relate to future revenues and certain operating expenses, terminal growth rates and discount rates. Discount rates for each reporting unit are determined based on the inherent risks of each reporting unit's underlying operations. We believe our estimates are consistent with how a marketplace participant would value our reporting units. If we had established different reporting units or utilized different valuation methodologies or assumptions, the impairment test results would differ.

Based on our projections, the carrying amounts of our entertainment and international sports linear networks reporting units exceeded their fair values, and we recorded non-cash goodwill impairment charges of approximately $0.7 billion in "Restructuring and impairment charges" in the Consolidated Statement of Income. Goodwill, net of impairments recorded was $77.1 billion as of September 30, 2023

Other

In fiscal 2023, the Company recorded charges of $0.4 billion of severance, $0.1 billion for an impairment of an investment and $0.1 billion for exiting our businesses in Russia. In fiscal 2022, the Company recorded charges of $0.2 billion, primarily due to asset impairments related to exiting our businesses in Russia. In fiscal 2021, the Company recorded restructuring and impairment charges of $0.7 billion, primarily related to the planned closure of an animation studio and a substantial number of our Disney-branded retail stores in North America and Europe as well as severance at our parks and experiences businesses. These charges are reported in "Restructuring and impairment charges" in the Consolidated Statements of Income.

19 *New Accounting Pronouncements*

Accounting Pronouncements Adopted in Fiscal 2023

Disclosures by Business Entities about Government Assistance

In November 2021, the FASB issued guidance requiring annual disclosures about transactions with a government that are accounted for by analogizing to a grant or contribution accounting model, including: the nature of the transactions, the accounting for the transactions and the effect of the transactions on the financial statements. The Company adopted the new guidance prospectively in the fourth quarter of fiscal 2023. The adoption did not have a material impact on our financial statements other than additional disclosures related to content production incentives. See Notes 2 and 7 for additional information.

Comparison of five-year cumulative total return

For purposes of this comparison of five-year cumulative total return, we are no longer using our Media Industry Peers custom index and will instead include the S&P 500 Media & Entertainment Industry Group index as we believe it would be more meaningful to our shareholders to provide a comparison with a published industry or line-of-business index. Given that change, for this graph we have also included a comparison of our cumulative total return to both the S&P 500 Media & Entertainment Industry Group index and our Media Industry Peers custom index.

The following graph compares the performance of the Company's common stock with the performance of the S&P 500, the S&P 500 Media & Entertainment Industry Group and the Media Industry Peers, assuming $100 was invested on September 28, 2018 (the last trading day of the 2018 fiscal year) in the Company's common stock, the S&P 500, the S&P 500 Media & Entertainment Industry Group and the Media Industry Peers.



	September 28, 2018	September 27, 2019	October 2, 2020	October 1, 2021	September 30, 2022	September 29, 2023	
	$100	$113	$107	$154	$82	$71	The Walt Disney Company
	$100	$104	$117	$167	$132	$160	S&P 500
	$100	$103	$129	$189	$110	$160	S&P Media & Entertainment Industry Group
	$100	$99	$154	$203	$146	$191	Media Industry Peers

The Media Industry Peers is a custom index consisting of, in addition to The Walt Disney Company, media enterprises Alphabet, Amazon, Apple, AT&T, Comcast, Meta Platforms, Netflix, Paramount and Warner Bros. Discovery.

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BOARD OF DIRECTORS*

Mary T. Barra
Chair and Chief Executive Officer
General Motors Company

Safra A. Catz
Chief Executive Officer
Oracle Corporation

Amy L. Chang
Former Executive Vice President
Cisco Systems, Inc.

Francis A. deSouza
Former President and Chief Executive Officer
Illumina, Inc.

Carolyn N. Everson
Former President
Instacart

Michael B. G. Froman
President
Council on Foreign Relations

Robert A. Iger
Chief Executive Officer
The Walt Disney Company

Maria Elena Lagomasino
Chief Executive Officer and Managing Partner
WE Family Offices

Calvin R. McDonald
Chief Executive Officer
lululemon athletica inc.

Mark G. Parker
Chairman of the Board
The Walt Disney Company
Executive Chairman
NIKE, Inc.

Derica W. Rice
Former Executive Vice President
CVS Health Corporation

D. Jeremy Darroch
Director
Former Executive Chairman and
Group Chief Executive Officer, Sky
Effective 1/9/2024

James P. Gorman
Director
Executive Chairman, Morgan Stanley
Effective 2/5/2024

*Titles are as of the end of fiscal 2023.

**On December 21, 2023, Horacio Gutierrez's title was changed to Senior Executive Vice President, Chief Legal and Compliance Officer.

Hugh F. Johnston
Senior Executive Vice President and
Chief Financial Officer
Effective 12/4/2023

EXECUTIVE OFFICERS*

Robert A. Iger
Chief Executive Officer

Kevin A. Lansberry
Interim Chief Financial Officer

Horacio E. Gutierrez**
Senior Executive Vice President,
General Counsel and
Chief Compliance Officer

Kristina K. Schake
Senior Executive Vice President and
Chief Communications Officer

Sonia L. Coleman
Senior Executive Vice President and
Chief Human Resources Officer

STOCK EXCHANGE

Disney common stock is listed for trading on the New York Stock Exchange under the ticker symbol DIS.

REGISTRAR AND TRANSFER AGENT

Computershare
Attention: Disney Shareholder Services
P.O. Box 43013
Providence, RI 02940-3013
Phone: 1-855-553-4763

E-Mail:
disneyshareholder@computershare.com

Internet:
www.disneyshareholder.com

A copy of the Company's annual report filed with the Securities and Exchange Commission (Form 10-K) will be furnished without charge to any shareholder upon written request to the name and address listed above.





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